     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 2002


                                                      REGISTRATION NO. 333-65998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 5
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            ------------------------

                         ASBURY AUTOMOTIVE GROUP, INC.*
             (Exact name of registrant as specified in its charter)

           DELAWARE                                          5511                    58-2241119
 (State or other jurisdiction                          (Primary Standard          (I.R.S. Employer
     of incorporation or                                  Industrial            Identification No.)
        organization)                             Classification Code Number)

                               3 LANDMARK SQUARE
                                   SUITE 500
                          STAMFORD, CONNECTICUT 06901
                                 (203) 356-4400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                               KENNETH B. GILMAN
                            CHIEF EXECUTIVE OFFICER
                         ASBURY AUTOMOTIVE GROUP, INC.
                               3 LANDMARK SQUARE
                                   SUITE 500
                          STAMFORD, CONNECTICUT 06901
                                 (203) 356-4400
  (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

               ROBERT ROSENMAN, ESQ.                              ANDREW D. SOUSSLOFF, ESQ.
              CRAVATH, SWAINE & MOORE                                SULLIVAN & CROMWELL
                  WORLDWIDE PLAZA                                     125 BROAD STREET
                 825 EIGHTH AVENUE                                NEW YORK, NEW YORK 10004
             NEW YORK, NEW YORK 10019                                  (212) 558-4000
                  (212) 474-1000                                     FAX: (212) 558-3588
                FAX: (212) 474-3700

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

* Immediately prior to the closing of the offering pursuant to this registration statement, all the membership interests in Asbury Automotive Group L.L.C. will be contributed to Asbury Automotive Group, Inc. Thus, Asbury Automotive Group L.L.C. will become a wholly-owned subsidiary of Asbury Automotive Group, Inc.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION. DATED MARCH 13, 2002.


                                7,700,000 Shares

                                     [LOGO]

                                  Common Stock

                               ------------------

    This is an initial public offering of shares of common stock of Asbury Automotive Group, Inc.


    Asbury is offering 4,500,000 of the shares to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional 3,200,000 shares. Asbury will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.


    Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $15.00 and $17.00. Asbury has applied to list the common stock on the New York Stock Exchange under the symbol "ABG".

    SEE "RISK FACTORS" ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                                                              Per Share   Total
                                                              ---------   ------
Initial public offering price...............................   $          $
Underwriting discount.......................................   $          $
Proceeds, before expenses, to Asbury........................   $          $
Proceeds, before expenses, to the selling shareholders......   $          $


    To the extent that the underwriters sell more than 7,700,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,155,000 shares from Asbury at the initial public offering price less the underwriting discount.

                            ------------------------

    The underwriters expect to deliver the shares against payment in New York,
New York on       , 2002.

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.


                              SALOMON SMITH BARNEY



RAYMOND JAMES                                                     STEPHENS, INC.


                                ----------------

                         Prospectus dated       , 2002.

                      [MAP OF THE U.S. WITH ASBURY STORES]

                       [PHOTOS OF CERTAIN ASBURY STORES]

                              [LOGOS OF PLATFORMS]

No manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus or in the offering being made hereby. No manufacturer or distributor has been authorized to make any statements or representations in connection with the offering, and no manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus or for the offering.

                               PROSPECTUS SUMMARY

    THE FOLLOWING IS A SUMMARY OF SOME OF THE INFORMATION CONTAINED IN THIS PROSPECTUS. IT MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ CAREFULLY THE ENTIRE PROSPECTUS, INCLUDING THE RISK FACTORS BEGINNING ON PAGE 6 AND THE FINANCIAL STATEMENTS.

    IN THIS PROSPECTUS THE TERMS "ASBURY," "WE," "US" AND "OUR" REFER TO ASBURY AUTOMOTIVE GROUP, INC., UNLESS THE CONTEXT OTHERWISE REQUIRES, AND ITS SUBSIDIARIES AND THEIR RESPECTIVE PREDECESSORS IN INTEREST. THIS PROSPECTUS ASSUMES THAT, IMMEDIATELY PRIOR TO THE CLOSING OF THIS OFFERING, ASBURY AUTOMOTIVE GROUP, INC. WILL BECOME THE PARENT OF THE BUSINESS OPERATED BY ASBURY AUTOMOTIVE GROUP L.L.C. THROUGH THE CONTRIBUTION OF ALL OF THE MEMBERSHIP INTERESTS IN ASBURY AUTOMOTIVE GROUP L.L.C. TO ASBURY AUTOMOTIVE GROUP, INC. AS A RESULT, ASBURY AUTOMOTIVE GROUP L.L.C. WILL BECOME A WHOLLY-OWNED SUBSIDIARY OF ASBURY AUTOMOTIVE GROUP, INC. PER SHARE DATA INCLUDED IN THIS PROSPECTUS ASSUME THAT MEMBERSHIP INTERESTS IN THE LIMITED LIABILITY COMPANY OUTSTANDING IMMEDIATELY PRIOR TO THE CONVERSION WILL BE EXCHANGED FOR SHARES OF COMMON STOCK IN THE NEW CORPORATION ON THE BASIS OF 295,000 SHARES OF COMMON STOCK FOR EACH 1% OF MEMBERSHIP INTEREST. IN REGARD TO VALUATION AND PER SHARE DATA WE HAVE ASSUMED A PER SHARE PRICE OF $16, THE MID-POINT OF THE PRICE RANGE SET FORTH ON THE COVER OF THIS PROSPECTUS.

    THIS PROSPECTUS INCLUDES STATISTICAL DATA REGARDING THE AUTOMOTIVE RETAILING INDUSTRY. UNLESS OTHERWISE INDICATED, SUCH DATA IS TAKEN OR DERIVED FROM INFORMATION PUBLISHED BY:

    - THE INDUSTRY ANALYSIS DIVISION OF THE NATIONAL AUTOMOBILE DEALERS ASSOCIATION, ALSO KNOWN AS "NADA," NADA DATA 2001.

    - AUTOMOTIVE NEWS 2001 MARKET DATA BOOK.

    - CNW MARKETING/RESEARCH.

    - SALES & MARKETING MANAGEMENT 2001 SURVEY OF BUYING POWER AND MEDIA
      MARKETS.

    - BUREAU OF ECONOMIC ANALYSIS.

    - J.D. POWER.

    THE SOURCES REFERENCED ARE THE MOST RECENT AVAILABLE AS OF THE DATE OF THIS PROSPECTUS.

                                    BUSINESS

OUR COMPANY

    We are one of the largest automotive retailers in the United States, currently operating 127 franchises at 91 dealership locations. We offer our customers an extensive range of automotive products and services, including new and used vehicles and related financing and insurance, vehicle maintenance and repair services, replacement parts and service contracts. Our retail network is organized into nine regional dealership groups, which we refer to as "platforms," located in 17 market areas that we believe represent attractive opportunities. Our franchises include a diverse portfolio of 36 American, European and Asian brands, and a majority of our dealerships are either luxury franchises or mid-line import brands. We have grown rapidly in recent years, primarily through acquisition, with annual sales of $3.0 billion in 1999 and $4.0 billion in 2000, which represented a 34% increase in annual sales from 1999. For the year ended December 31, 2001, we had sales of $4.3 billion, which represented a 7.2% increase in sales from 2000. We sold a total of 158,417 new and used retail units in 2001, which represented a 3.7% increase over the 152,756 retail units sold in 2000.

    We compete in a large and highly fragmented industry comprised of approximately 22,150 franchised dealerships. The U.S. automotive retailing industry is estimated to have annual sales of approximately $1.0 trillion, with the 100 largest dealer groups generating less than 10% of total sales revenue.

OUR STRENGTHS

    We believe our strengths are as follows:

    - EXPERIENCED AND INCENTIVIZED MANAGEMENT. The former platform owners of seven of our nine platforms, each with greater than 24 years of experience in the automotive retailing industry, continue to manage their respective platforms. Our platforms' senior management teams will collectively own approximately 23.5% of our outstanding common stock after this offering.

    - ADVANTAGEOUS BRAND MIX. We believe our current brand mix includes a higher proportion of luxury and mid-line import franchises to total franchises than most public automotive retailers, accounting for 66% of new retail vehicle revenue in the year 2001. Luxury and mid-line imports generate above average gross margins on new vehicles and have greater customer loyalty and repeat purchases than mid-line domestic and value automobiles.


    - REGIONAL CONCENTRATION AND STRONG BRANDING OF OUR PLATFORMS. Each of our platforms is comprised of between 7 and 24 franchises and on a pro forma basis for 2001, generated an average of approximately $500 million in revenues. Regional concentration and strong brand recognition allow our platforms to realize significant economies of scale.


    - DIVERSIFIED REVENUE STREAMS/VARIABLE COST STRUCTURE. Used vehicle sales and parts, service and collision repair generate higher profit margins than new vehicle sales and tend to fluctuate less with economic cycles. In addition, our incentive-based compensation structure helps us to manage expenses in an economic downturn.

OUR STRATEGY

    Our objective is to be the most profitable automotive retailer in select markets in the United States. To achieve this objective, we intend to follow the outlined strategy:

    - CONTINUED GROWTH THROUGH TARGETED ACQUISITIONS. We will seek to establish platforms in new markets through acquisitions of large, profitable and well-managed dealership groups. We will also pursue additional dealerships within our established markets to complement our platforms.

    - FOCUS ON HIGHER MARGIN PRODUCTS AND SERVICES. We will continue to focus our efforts on products and services that generate higher profit margins than new vehicle sales, such as used vehicle retail sales, finance and insurance, parts, service and collision repair, from which we currently derive approximately two-thirds of our total gross profit.

    - DECENTRALIZED DEALERSHIP OPERATIONS. We believe that decentralized dealership operations on a platform basis, complemented by centralized technology and financial controls, enable us to provide timely market-specific responses to sales, services, marketing and inventory requirements.

RISKS RELATING TO OUR BUSINESS AND TO THIS OFFERING


    As part of your evaluation of us, you should take into account the risks we face in our business and not solely our competitive strengths and business strategies. Our operations may be affected by prevailing economic conditions. Moreover, our future performance depends on our ability to integrate and derive expected benefits from future acquisitions and our substantial indebtedness and limited financial resources may hinder our ability to fully implement our acquisition strategy. In addition, our business is subject to risks related to our dependence on vehicle manufacturers and key personnel, as well as risks associated with the automotive industry in general. You should also be aware that there are various risks involved in investing in our common stock, including risks relating to, among other things, future sales of a substantial amount of our common stock, dilution to our investors, potential volatility of our future stock price, continuing voting control by existing shareholders and government regulation. For more information about these and other risks, see "Risk Factors" beginning on page 6. You should carefully consider these risk factors together with all of the other information included in this prospectus.


                            ------------------------

    Our principal executive offices are located at 3 Landmark Square, Suite 500, Stamford, Connecticut 06901. Our telephone number is (203) 356-4400. Our World Wide Web site address is HTTP://WWW.ASBURYAUTO.COM. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained on our website or that can be accessed through our website to be part of this prospectus.

                                  THE OFFERING


Common stock offered by us.............  4,500,000 shares(1)

Common stock offered by selling
  shareholders.........................  3,200,000 shares

Total common stock offered.............  7,700,000 shares(1)

Common stock outstanding after this
  offering.............................  34,000,000 shares(1)(2)

Use of Proceeds........................  We intend to use the net proceeds from the sale of the common stock offered by us for repayment of outstanding
                                         indebtedness and general corporate purposes, including
                                         working capital and possible acquisitions. We will not
                                         receive any proceeds from the sale of shares by the
                                         selling shareholders.

Proposed NYSE Symbol...................  ABG

Risk Factors...........................  See "Risk Factors" beginning on page 6 of this prospectus for a discussion of factors that you should carefully
                                         consider before deciding to invest in shares of our common stock.


------------------------------

(1) Does not include shares of common stock that may be sold by us if the underwriters choose to exercise their over-allotment option.

(2) Does not include (a) options issued under our 1999 option plan for 3.51% of the limited liability company interests in us converted into options for 1,072,738 shares of common stock with a weighted average exercise price of $16.56 per share and (b) 1,500,000 shares of common stock reserved for issuance under our 2002 stock option plan, under which options to purchase 1,032,500 shares of common stock (assuming an offering price of $16 per share) are being issued on the date of this prospectus at the offering price set forth on the cover page.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

    The summary below presents our consolidated financial information and should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this prospectus. The pro forma as adjusted columns reflect: (a) our recently completed and probable acquisitions and divestitures;
(b) our change in tax status and the method of valuing certain of our inventories that will occur simultaneously with our becoming a corporation; and
(c) this offering of our common stock (assuming an offering price of $16 per share) and our use of a portion of the proceeds to us to pay down debt.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------
                                                                                                  2001
                                                                                        -------------------------
                                                                                                      PRO FORMA
                                                                 1999         2000        ACTUAL     AS ADJUSTED
                                                              ----------   ----------   ----------   ------------
                                                                    ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  New vehicles..............................................  $1,820,393   $2,439,729   $2,567,021    $2,699,629
  Used vehicles.............................................     787,029    1,064,102    1,156,609     1,230,040
  Parts, service and collision repair.......................     341,506      434,478      488,336       514,968
  Finance and insurance, net................................      63,206       89,481      106,326       108,725
                                                              ----------   ----------   ----------    ----------
Total revenues..............................................   3,012,134    4,027,790    4,318,292     4,553,362
Gross profit................................................     441,968      597,831      672,474       696,414
Income from operations......................................      81,922      122,005      123,441       129,497
Income before minority interest and extraordinary loss......      37,420       38,667       46,502           n/a
Actual net income...........................................      16,148       28,927       43,829           n/a
Pro forma as adjusted net income............................         n/a          n/a          n/a        32,081
Earnings per common share--basic............................         n/a          n/a          n/a    $     0.94

OTHER DATA:
Gross profit margin.........................................        14.7%        14.8%        15.6%        15.3%
Operating income margin.....................................         2.7%         3.0%         2.9%         2.8%
New vehicle retail units sold...............................      71,604       94,948       96,442       100,929
Used vehicle retail units sold..............................      45,186       57,808       61,975        65,919

                                                                 AS OF DECEMBER 31, 2001
                                                              -----------------------------
                                                                                PRO FORMA
                                                                 ACTUAL        AS ADJUSTED
                                                              -------------   -------------
                                                                    ($ IN THOUSANDS)
BALANCE SHEET DATA:
Inventories.................................................   $  491,698      $  503,100
Total current assets........................................      753,258         791,682
Property and equipment, net.................................      256,402         253,741
Goodwill, net...............................................      392,856         395,085
Total assets................................................    1,460,657       1,496,712
Floor plan notes payable....................................      451,375         455,794
Total current liabilities, including current portion of
  long-term debt............................................      609,997         614,416
Total long-term debt, including current portion.............      528,337         481,285
Total equity................................................      343,551         405,093

                                  RISK FACTORS

    You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks and uncertainties actually occur, our business' financial condition or operating results may be materially and adversely affected. In this event, the trading price of our common stock may decline and you may lose part or all of your investment.

            RISKS RELATED TO OUR DEPENDENCE ON VEHICLE MANUFACTURERS

IF WE FAIL TO OBTAIN RENEWALS OF ONE OR MORE OF OUR FRANCHISE AGREEMENTS FROM VEHICLE MANUFACTURERS ON FAVORABLE TERMS, OR IF ONE OR MORE OF OUR FRANCHISE AGREEMENTS ARE TERMINATED, OUR OPERATIONS MAY BE SIGNIFICANTLY COMPROMISED.

    Each of our dealerships operates under the terms of a franchise agreement with the manufacturer (or manufacturer-authorized distributor) of each vehicle brand it carries. Our dealerships may obtain new vehicles from manufacturers, sell new vehicles and display vehicle manufacturers' trademarks only to the extent permitted under franchise agreements. As a result of our dependence on these franchise rights, manufacturers exercise a great deal of control over our day-to-day operations and the terms of our franchise agreements implicate key aspects of our operations, acquisition strategy and capital spending.


    Each of our franchise agreements provides the manufacturer with the right to terminate the agreement or refuse to renew it after the expiration of the term of the agreement under specified circumstances. We cannot assure you we will be able to renew any of our existing franchise agreements or that we will be able to obtain renewals on favorable terms. Specifically, many of our franchise agreements provide that the manufacturer may terminate the agreement or direct us to divest the subject dealerships, if the dealership undergoes a change of control. The meaning of change of control in certain of the franchise and dealership agreements may be interpreted by manufacturers to apply to certain of the transactions involved in this offering. Provisions such as these may provide manufacturers with superior bargaining positions in the event that they seek to terminate our franchise agreements or renegotiate the agreements on terms that are disadvantageous to us. Some of our franchise agreements also provide the manufacturer with the right to purchase from us any franchise we seek to sell. Our results of operations may be materially and adversely affected to the extent that our franchise rights become compromised or our operations restricted due to the terms of our franchise agreements.


MANUFACTURERS' STOCK OWNERSHIP RESTRICTIONS LIMIT OUR ABILITY TO ISSUE ADDITIONAL EQUITY, WHICH MAY HAMPER OUR ABILITY TO MEET OUR FINANCING NEEDS.

    Some of our automobile franchise agreements prohibit transfers of any ownership interests of a dealership or, in some cases, its parent. Our agreements with several manufacturers, provide that, under certain circumstances, we may lose the franchise if a person or entity acquires an ownership interest in us above a specified level (ranging from 20% to 50% depending on the particular manufacturer's restrictions) or if a person or entity acquires the right to vote 20% or more of our common stock without the approval of the applicable manufacturer. This trigger level can fall to as low as 5% if another vehicle manufacturer is the entity acquiring the ownership interest or voting rights. One manufacturer, Toyota, in addition to imposing the restrictions previously mentioned, provides that we may be required to sell our Toyota franchises (including Lexus) according to the terms of the franchise agreement if without its consent the owners of a majority of our equity prior to this offering cease to own a majority of our equity or if Timothy C. Collins ceases to control us.


    Violations by our shareholders or prospective shareholders (including vehicle manufacturers) of these ownership restrictions are generally outside of our control and may result in the termination or non-renewal of one or more franchises, which may have a material adverse effect on us. We cannot assure you that manufacturers will grant the approvals required for such acquisitions.

Moreover, if we are unable to obtain the requisite approval in a timely manner we may not be able to issue additional equity in the time necessary to take advantage of a market opportunity dependent on ready financing or an equity issuance. These restrictions may also prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock.


MANUFACTURERS' RESTRICTIONS ON ACQUISITIONS MAY LIMIT OUR FUTURE GROWTH.

    We are required to obtain the consent of the applicable manufacturer before we can acquire any additional dealership franchises. We cannot assure you that manufacturers will consent to future acquisitions which may deter us from being able to take advantage of a market opportunity. Obtaining manufacturer consent for acquisitions may also take a significant amount of time which may negatively affect our ability to acquire an attractive target. In addition, under an applicable franchise agreement or under state law, a manufacturer may have a right of first refusal to acquire a dealership that we seek to acquire.

    Many vehicle manufacturers place limits on the total number of franchises that any group of affiliated dealerships may obtain. A manufacturer may place generic limits on the number of franchises or share of total franchises or vehicle sales maintained by an affiliated dealership group on a national, regional or local basis. Manufacturers may also tailor these types of restrictions to particular dealership groups. Our current franchise mix has caused us to reach the present franchise ceiling, set by agreement or corporate policy, with Acura, and we are close to our franchise ceiling with Toyota, Lexus and Jaguar. We may have difficulty, or it may be impossible, for us to obtain additional franchises from manufacturers once we reach their franchise ceilings.

    As a condition to granting their consent to our acquisitions, a number of manufacturers may impose additional restrictions on us. Manufacturers' restrictions typically prohibit:

    - material changes in our company or extraordinary corporate transactions such as a merger, sale of a substantial amount of assets or any change in our board of directors or management that may have a material adverse effect on the manufacturer's image or reputation or may be materially incompatible with the manufacturer's interests;

    - the removal of a dealership general manager without the consent of the manufacturer; and

    - the use of dealership facilities to sell or service new vehicles of other manufacturers.

MANUFACTURERS MAY DIRECT US TO APPLY OUR RESOURCES TO CAPITAL PROJECTS AND RESTRUCTURINGS THAT WE MAY NOT OTHERWISE HAVE CHOSEN TO DO.

    Manufacturers may direct us to implement costly capital improvements to dealerships as a condition for renewing our franchise agreements with them. Manufacturers also typically require that their franchises meet specific standards of appearance. These factors, either alone or in combination, could cause us to divert our financial resources to capital projects from uses that management believes may be of higher long-term value to us, such as acquisitions.

OUR DEALERS DEPEND UPON VEHICLE SALES AND, THEREFORE, THEIR SUCCESS DEPENDS IN LARGE PART UPON CUSTOMER DEMAND FOR THE PARTICULAR VEHICLE LINES THEY CARRY.

    The success of our dealerships depends in large part on the overall success of the vehicle lines they carry. New vehicle sales generate the majority of our total revenue and lead to sales of higher-margin products and services such as finance and insurance products and repair and maintenance services. Although we have sought to limit our dependence on any one vehicle brand, we have focused our new vehicle sales operations in mid-line import and luxury brands. Further, in 2001, Honda, Ford, Toyota, Nissan, Lexus, Acura and Mercedes-Benz accounted for 16%, 12%, 10%, 7%, 6%, 5% and 5% of our revenues from new vehicle sales, respectively. No other franchise accounted for more than 5% of our total new vehicle retail sales revenue in 2001. If one or more vehicle lines that separately or collectively account for a significant percentage of our new vehicle sales suffer from decreasing consumer demand, our new vehicle sales and related revenues may be materially reduced.

IF WE FAIL TO OBTAIN A DESIRABLE MIX OF POPULAR NEW VEHICLES FROM MANUFACTURERS, OUR PROFITABILITY WILL BE NEGATIVELY IMPACTED.

    We depend on manufacturers to provide us with a desirable mix of popular new vehicles. Typically, popular vehicles produce the highest profit margins but tend to be the most difficult to obtain from manufacturers. Manufacturers generally allocate their vehicles among their franchised dealerships based on the sales history of each dealership. If our dealerships experience prolonged sales slumps, those manufacturers will cut back their allotments of popular vehicles to our dealerships and new vehicle sales and profits may decline.

IF AUTOMOBILE MANUFACTURERS DISCONTINUE INCENTIVE PROGRAMS, OUR SALES VOLUME AND/OR PROFIT MARGIN ON EACH SALE MAY BE MATERIALLY AND ADVERSELY AFFECTED.

    Our dealerships depend on manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support new vehicle sales. Manufacturers often make many changes to their incentive programs during each year. Some key incentive programs include:

    - customer rebates on new vehicles;

    - dealer incentives on new vehicles;

    - special financing or leasing terms;

    - warranties on new and used vehicles; and

    - sponsorship of used vehicle sales by authorized new vehicle dealers.

    A reduction or discontinuation of key manufacturers' incentive programs may reduce our new vehicle sales volume resulting in decreased vehicle sales and related revenues.

ADVERSE CONDITIONS AFFECTING ONE OR MORE MANUFACTURERS MAY NEGATIVELY IMPACT OUR PROFITABILITY.

    The success of each of our dealerships depends to a great extent on vehicle manufacturers':

    - financial condition;

    - marketing efforts;

    - vehicle design;

    - production capabilities;

    - reputation;

    - management; and

    - labor relations.

    Adverse conditions affecting these and other important aspects of manufacturers' operations and public relations may adversely affect our ability to market their automobiles to the public and, as a result, significantly and detrimentally affect our profitability.

OUR FAILURE TO MEET A MANUFACTURER'S CONSUMER SATISFACTION AND FINANCIAL AND SALES PERFORMANCE REQUIREMENTS MAY ADVERSELY AFFECT OUR ABILITY TO ACQUIRE NEW DEALERSHIPS AND OUR PROFITABILITY.

    Many manufacturers attempt to measure customers' satisfaction with their purchase and warranty service experiences through rating systems which are generally known as consumer satisfaction indexes, or CSI, which augment manufacturers' monitoring of dealerships' financial and sales performance. Manufacturers may use these performance indicators as a factor in evaluating applications for additional acquisitions. The components of these performance indicators have been modified by various manufacturers from time to time in the past, and we cannot assure you that these components will not be further modified or replaced by different systems in the future. Some of our dealerships have had difficulty from time to time meeting these standards. We cannot assure that we will be able to comply with these standards in the future. A manufacturer may refuse to consent to our acquisition of one of its franchises if it determines our dealerships do not comply with its performance standards. This may impede our ability to execute our acquisition strategy. In addition, we receive payments from the manufacturers based, in part, on CSI scores, and future payments may be materially reduced or eliminated if our CSI scores decline.

IF STATE DEALER LAWS ARE REPEALED OR WEAKENED, OUR DEALERSHIPS WILL BE MORE SUSCEPTIBLE TO TERMINATION, NON-RENEWAL OR RE-NEGOTIATION OF THEIR FRANCHISE AGREEMENTS.

    State dealer laws generally provide that a manufacturer may not terminate or refuse to renew a franchise agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or nonrenewal. Some state dealer laws allow dealers to file protests or petitions or attempt to comply with the manufacturer's criteria within the notice period to avoid the termination or nonrenewal. Though unsuccessful to date, manufacturers' lobbying efforts may lead to the repeal or revision of state dealer laws. If dealer laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealers to renew their franchise agreements upon expiration. In addition, these laws restrict the ability of automobile manufacturers to directly enter the retail market in the future. If manufacturers obtain the ability to directly retail vehicles and do so in our markets, such competition could have a material adverse effect on us.

                   RISKS RELATED TO OUR ACQUISITION STRATEGY

IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE ACQUISITIONS, WE WILL BE UNABLE TO REALIZE DESIRED RESULTS FROM OUR GROWTH THROUGH ACQUISITION STRATEGY AND ACQUIRED OPERATIONS WILL DRAIN RESOURCES FROM COMPARATIVELY PROFITABLE OPERATIONS.

    The automobile retailing industry is considered a mature industry in which minimal growth is expected in industry unit sales. Accordingly, our future growth depends in large part on our ability to acquire additional dealerships, manage expansion, control costs in our operations and consolidate acquired dealerships into our organization. In pursuing our strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

    - incurring significantly higher capital expenditures and operating expenses;

    - failing to integrate the operations and personnel of the acquired dealerships;

    - entering new markets with which we are unfamiliar;

    - incurring undiscovered liabilities at acquired dealerships;

    - disrupting our ongoing business;

    - diverting our management resources;

    - failing to maintain uniform standards, controls and policies;

    - impairing relationships with employees, manufacturers and customers as a result of changes in management;

    - causing increased expenses for accounting and computer systems;

    - failing to obtain manufacturers' consents to acquisitions of additional franchises; and

    - incorrectly valuing acquired entities.

    We may not adequately anticipate all the demands that our growth will impose on our personnel, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. Moreover, our failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership. If we cannot adequately anticipate and respond to these demands, we may fail to realize acquisition synergies and our resources will be focused on incorporating new operations into our structure rather than on areas that may be more profitable.

WE MAY BE UNABLE TO CAPITALIZE ON ACQUISITION OPPORTUNITIES BECAUSE OUR FINANCIAL RESOURCES ARE LIMITED.

    We intend to finance our acquisitions by issuing shares of common stock as full or partial consideration for acquired dealerships. The extent to which we will be able or willing to issue common stock for acquisitions will depend on the market value of our common stock from time to time and the willingness of potential acquisition candidates to accept common stock as part of the consideration for the sale of their businesses. Since we may focus on large platform acquisitions, it is possible that we will issue a significant number of additional shares of common stock in connection with such acquisitions in the near future. The additional shares of common stock may be as much as, or more than, the number of outstanding shares of common stock available immediately after the offering. Moreover, manufacturer consent is required before we can acquire additional dealerships and, in some cases, to issue additional equity. See "Risk Factors--Manufacturers' restrictions on acquisitions may limit our future growth," and "Risk Factors--Manufacturers' stock ownership restrictions limit our ability to issue additional equity, which may hamper our ability to meet our financing needs." We may be required to use available cash or other sources of debt or equity financing. We cannot assure you that we will be able to obtain additional financing by issuing stock or debt securities, and using cash to complete acquisitions may substantially limit our operating or financial flexibility. If we are unable to obtain financing on acceptable terms, we may be required to reduce the scope of our presently anticipated expansion, which may materially and adversely affect our growth strategy.

    We are dependent to a significant extent on our ability to finance our inventory. Automotive retail inventory financing involves borrowing significant sums of money in the form of "floor plan" financing. Floor plan financing is how a dealership finances its purchase of new vehicles from a manufacturer. The dealership borrows money to buy a particular vehicle from the manufacturer and pays off the loan when it sells that particular vehicle, paying interest during the interim period. We must obtain new floor plan financing or obtain consents to assume such financing in connection with our acquisition of dealerships. Our pledging of substantially all of our inventory and other assets to obtain this financing may impede our ability to borrow from other sources.

OUR SUBSTANTIAL INDEBTEDNESS MAY LIMIT OUR ABILITY TO OBTAIN FINANCING FOR ACQUISITIONS AND WILL REQUIRE THAT A SIGNIFICANT PORTION OF OUR CASH FLOW BE USED FOR DEBT SERVICE.

    We have substantial indebtedness and, as a result, significant debt service obligations. As of December 31, 2001, we had approximately $989.7 million of total indebtedness outstanding. Of this amount, $451.4 million represents floor plan financing. Our total non-floor plan indebtedness outstanding is equal to approximately 61.0% of our total capitalization plus short-term debt (total capitalization being defined as total equity plus long-term debt; short-term debt being defined as short-term debt plus current portion of long-term debt). As of December 31, 2001, after giving pro forma effect to this offering and the application of the net proceeds to us, our total indebtedness would have been approximately $947.1 million. Of that amount $455.8 million represents floor plan financing. Our total pro forma, non-floor plan indebtedness would have represented approximately 54.8% of our pro forma total capitalization plus short-term debt as of December 31, 2001. We may incur substantial additional indebtedness in the future. We will have substantial debt service obligations, consisting of cash payments of principal and interest, for the foreseeable future.

    The terms of our borrowing facilities place a blanket lien upon all of our assets and also place restrictions on our ability to engage in specific corporate transactions. In particular, the facilities place restrictions on our ability to, among other things, pay dividends, undergo a change of control, encumber our property and other assets, repay other debt, dispose of significant assets or subsidiaries, invest capital and permit our subsidiaries to issue shares or other equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Facilities".

    The degree of our financial leverage and, as a result, significant debt service obligations, may have a significant impact on our financial results and operations, including:

    - limiting our ability to obtain additional financing to fund our growth strategy, working capital requirements, capital expenditures, acquisitions, debt service requirements or other general corporate requirements;

    - limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of our cash flow to fund debt service obligations; and

    - increasing our vulnerability to adverse economic and industry conditions that may negatively impact our cash flow available for debt service.

THE COMPETITION WITH OTHER DEALER GROUPS TO ACQUIRE AUTOMOTIVE DEALERSHIPS IS INTENSE, AND WE MAY NOT BE ABLE TO FULLY IMPLEMENT OUR GROWTH THROUGH ACQUISITION STRATEGY IF ATTRACTIVE TARGETS ARE ACQUIRED BY COMPETING GROUPS OR PRICED OUT OF OUR REACH DUE TO COMPETITIVE PRESSURES.

    We believe that the U.S. automotive retailing market is fragmented and offers many potential acquisition candidates that meet our targeting criteria. However, we compete with several other national dealer groups, some of which may have greater financial and other resources, and competition with existing dealer groups and dealer groups formed in the future for attractive acquisition targets may result in fewer acquisition opportunities and increased acquisition costs. We will have to forego acquisition opportunities to the extent that we cannot negotiate acquisitions on acceptable terms.

                          RISKS RELATED TO COMPETITION

THE LOSS OF KEY PERSONNEL AND LIMITED MANAGEMENT AND PERSONNEL RESOURCES MAY ADVERSELY AFFECT OUR OPERATIONS AND GROWTH.

    Our success depends to a significant degree upon the continued contributions of our management team, particularly our senior management, and service and sales personnel. Additionally, manufacturer franchise agreements may require the prior approval of the applicable manufacturer before any change is made in dealership general managers. We do not have employment agreements with most of our dealership managers and other key dealership personnel. Consequently, the loss of the services of one or more of these key employees may materially impair the efficiency and productivity of our operations.

    In addition, we may need to hire additional managers as we expand. The market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers may adversely affect the ability of our dealerships to conduct their operations in accordance with the standards set by our headquarters management.

SUBSTANTIAL COMPETITION IN AUTOMOBILE SALES AND SERVICES MAY ADVERSELY AFFECT
  OUR PROFITABILITY.

    The automotive retailing and servicing industry is highly competitive with respect to price, service, location and selection. Our competition includes:

    - franchised automobile dealerships in our markets that sell the same or similar new and used vehicles that we offer;

    - other national or regional affiliated groups of franchised dealerships;

    - privately negotiated sales of used vehicles;

    - service center chain stores; and

    - independent service and repair shops.

    We do not have any cost advantage in purchasing new vehicles from manufacturers. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new and used vehicles. Our franchise agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Our revenues or profitability may be materially and adversely affected if competing dealerships expand their market share or are awarded additional franchises by manufacturers that supply our dealerships.

                    RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

OUR BUSINESS WILL BE HARMED IF OVERALL CONSUMER DEMAND SUFFERS FROM A SEVERE OR SUSTAINED DOWNTURN.

    Our business is heavily dependent on consumer demand and preferences. Our revenues will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending. Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. These cycles are often dependent on general economic conditions and consumer confidence, as well as the level of discretionary personal income and credit availability. The economic outlook appears uncertain in the aftermath of the terrorist attacks in the U.S. on September 11, 2001, and the subsequent war on terrorism. Future recessions may have a material adverse effect on our retail business, particularly sales of new and used automobiles. Our sales of trucks and bulk sales of vehicles to corporate customers are also cyclical and dependent on overall levels of economic activity. In addition, severe or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/SUV models (which typically provide high profit margins to retailers) to smaller, more economical vehicles (which typically have lower margins).

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY UNFAVORABLE CONDITIONS IN OUR LOCAL MARKETS, EVEN IF THOSE CONDITIONS ARE NOT PROMINENT NATIONALLY.

    Our performance is also subject to local economic, competitive and other conditions prevailing in our platforms' particular geographic areas. Our dealerships currently are located primarily in the Atlanta, Austin, Chapel Hill, Dallas-Fort Worth, Fayetteville, Fort Pierce, Greensboro, Houston, Jackson, Jacksonville, Little Rock, Orlando, Portland, Richmond, St. Louis, Tampa and Texarkana markets. Although we intend to pursue acquisitions outside of these markets, our current operations are based in these areas. As a consequence, our results of operations depend substantially on general economic conditions and consumer spending levels in the Southeast and Texas, and to a lesser extent in the Northwest and Midwest.

THE SEASONALITY OF THE AUTOMOBILE RETAIL BUSINESS MAGNIFIES THE IMPORTANCE OF OUR SECOND AND THIRD QUARTER RESULTS.

    The automobile industry is subject to seasonal variations in revenues. Demand for automobiles is generally lower during the first and fourth quarters of each year. Accordingly, we expect our revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters. Therefore, if conditions surface during the second or third quarters that retard automotive sales, such as high fuel costs, depressed economic conditions or similar adverse conditions, our revenues for the year will be disproportionately adversely affected.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY IMPORT PRODUCT RESTRICTIONS AND FOREIGN TRADE RISKS THAT MAY IMPAIR OUR ABILITY TO SELL FOREIGN VEHICLES PROFITABLY.

    A significant portion of our new vehicle business will involve the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations will be subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in foreign countries. The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/or parts at reasonable prices.

OUR CAPITAL COSTS AND OUR RESULTS OF OPERATIONS MAY BE MATERIALLY AND ADVERSELY AFFECTED BY A RISING INTEREST RATE ENVIRONMENT.

    We finance our purchases of new and, to a lesser extent, used vehicle inventory under a floor plan borrowing arrangement under which we are charged interest at floating rates. We obtain capital for acquisitions and for some working capital purposes under a similar arrangement. As a result, our debt service expenses may rise with increases in interest rates. Rising interest rates may also have the effect of depressing demand in the interest rate sensitive aspects of our business, particularly new and used vehicle sales, because many of our customers finance their vehicle purchases. As a result, rising interest rates may have the effect of simultaneously increasing our costs and reducing our revenues.

                GENERAL RISKS RELATED TO INVESTING IN OUR STOCK

WE WILL BE CONTROLLED BY ASBURY AUTOMOTIVE HOLDINGS L.L.C., WHICH MAY HAVE INTERESTS DIFFERENT FROM YOUR INTERESTS.

    After the completion of the offering, Asbury Automotive Holdings L.L.C., a controlled affiliate of Ripplewood Investments L.L.C. (formerly known as Ripplewood Holdings L.L.C.), will own 51.6% of our common stock, and certain platform principals, consisting of the former owners of our platforms and members of their management teams, will collectively own 23.5% of our common stock, assuming no exercise of the underwriters' over-allotment option. We do not know Asbury Automotive Holdings' future plans as to its holdings of our common stock and cannot give you any assurances that its actions will not negatively affect our common stock in the future. For example, Asbury Automotive Holdings has from time to time had discussions with our competitors regarding potential business combinations involving us.

    Pursuant to a shareholders agreement among us, Asbury Automotive Holdings and the platform principals, the platform principals are required to vote their shares in accordance with Asbury Automotive Holdings' instructions with respect to:

    - persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated in opposition to Asbury Automotive Holdings' nominees); and

    - any matter to be voted on by the holders of our common stock, whether or not the matter was proposed by Asbury Automotive Holdings.

CONCENTRATION OF VOTING POWER AND ANTI-TAKEOVER PROVISIONS OF OUR CHARTER, BYLAWS, DELAWARE LAW AND OUR FRANCHISE AGREEMENTS MAY REDUCE THE LIKELIHOOD OF ANY POTENTIAL CHANGE OF CONTROL.

    When this offering is completed, Ripplewood Investments L.L.C., through its control of Asbury Automotive Holdings, will control 51.6% of our common stock. Further, under the shareholders agreement, Ripplewood, will have the power to cause all signatories to the shareholders agreement (who, together with Ripplewood, will collectively control 77.4% of our common stock after this offering is completed, assuming no exercise of the underwriters' over-allotment option) to vote in favor of Ripplewood's nominees to our board of directors.


    Provisions of our charter and bylaws may have the effect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals that a shareholder might consider favorable. These include provisions:



    - providing that no more than one-third of the members of our board of directors stand for re-election by the shareholders at each annual meeting;


    - permitting the removal of a director from office only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all common stock outstanding;

    - vesting the board of directors with sole power to set the number of directors;


    - allowing a special meeting of the shareholders to be called only by a majority of the board of directors or by the chairman of our board of directors, either on his or her own initiative or at the request of shareholders collectively holding at least 50% of the common stock outstanding, by our president, by our chief executive officer or by a majority of our board of directors;



    - prohibiting shareholder action by written consent;


    - requiring the affirmative vote of the holders of at least 80% of the voting power of all common stock outstanding to effect certain amendments to our charter or by-laws; and


    - requiring formal advance notice for nominations for election to our board of directors or for proposing matters that can be acted upon at shareholders' meetings.



    In addition, Delaware law makes it difficult for shareholders who have recently acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors' wishes. Furthermore, our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without shareholder approval. Any series of preferred stock is likely to be senior to the common stock with respect to dividends, liquidation rights and, possibly, voting rights. Our board's ability to issue preferred stock may also have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of the common stock. Finally, restrictions imposed by some of our franchise agreements may impede or prevent any potential consensual or unsolicited change of control.

    Under the terms of the options granted under our 1999 option plan and our 2002 stock option plan, many option grants will fully vest and become immediately exercisable upon a change in control of us, which, together with severance arrangements and other change of control provisions contained in several of our employment agreements with our executives, may further deter a potential acquisition bid.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL REGULATION COMPLIANCE COSTS MAY ADVERSELY AFFECT OUR PROFITABILITY.

    We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and environmental requirements governing, among other things, discharges into the air and water, above ground and underground storage of petroleum substances and chemicals, handling and disposal of wastes and remediation of contamination arising from spills and releases. If we or our properties violate these laws and regulations, we may be subject to civil and criminal penalties, or a cease and desist order may be issued against our operations that are not in compliance. Our future acquisitions may also be subject to governmental regulation, including antitrust reviews. We believe that all of our platforms comply in all material respects with all applicable laws and regulations relating to our business, but future laws and regulations may be more stringent and require us to incur significant additional costs.

SHARES ELIGIBLE FOR FUTURE SALE, INCLUDING SHARES OWNED BY ASBURY AUTOMOTIVE HOLDINGS, MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

    The potential for sales of substantial amounts of our common stock in the public market after this offering may adversely affect the market price of the common stock. After this offering is concluded, we will have 34,000,000 shares of common stock outstanding (35,155,000 shares if the underwriters exercise their over-allotment option in full), including 17,557,900 shares owned by Asbury Automotive Holdings. Of these shares, the 7,700,000 shares of common stock offered by this prospectus (8,855,000 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, except for shares held by persons considered to be "affiliates" of us (including Asbury Automotive Holdings) or acting as "underwriters," as those terms are defined in the Securities Act and related rules. The remaining 26,300,000 shares of common stock outstanding, including the shares owned by Asbury Automotive Holdings, will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144.

    In addition to outstanding shares eligible for sale, 1,072,738 shares of our common stock are issuable under currently outstanding stock options granted to certain executive officers and employees. An additional 1,500,000 shares of common stock are reserved for issuance to employees under our 2002 stock option plan, and options for 1,032,500 shares of common stock (assuming an offering price of $16 per share) will be granted pursuant to that plan at the time of the offering. See "Shares Eligible for Future Sale."

IF WE ARE UNABLE TO RETAIN KEY MANAGEMENT OR OTHER PERSONNEL, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP OUR BUSINESS.

    We depend on our executive officers as well as other key personnel. Not all our key personnel are bound by employment agreements, and those with employment agreements are bound only for a limited period of time. If we are unable to retain our key personnel, we may be unable to successfully develop and implement our business plans. Further, we do not maintain "key man" life insurance policies on any of our executive officers or key personnel.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Shares Eligible for Future Sale" and "Underwriting." Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS


    We estimate that our proceeds from the sale of 4,500,000 shares of common stock in this offering (at an assumed offering price of $16 per share), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $62 million (approximately $79 million if the underwriters exercise their over-allotment option in full). We will not receive any proceeds from the sale of 3,200,000 shares of common stock by the selling shareholders. Pursuant to the terms of our $550 million Committed Credit Facility, we are required to apply 80% of the net proceeds to us from this offering to repay debt incurred under the facility. From January 2001 (the date of the formation of the credit facility) through February 15, 2002, we have borrowed $330.6 million to repay certain existing term notes and pay fees and expenses in connection with closing the facility, drawn a total of $55.3 million principally to finance the acquisition of seven dealerships and have repaid $3.3 million from the proceeds of two dealership divestitures. The credit facility terminates in January 2005 with a provision for an indefinite series of one year extensions at our request if approved by the lenders, and has a variable interest rate (6.1% as of February 15, 2002). After reduction of our debt under the credit facility, we will have the ability to borrow additional funds from the credit facility in accordance with its terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Credit Facilities". We will use the remaining net proceeds to us for working capital, future platform or dealership acquisitions and general corporate purposes.


                                DIVIDEND POLICY


    We intend to retain all our earnings to finance the growth and development of our business, including future acquisitions. Our acquisition financing credit facility prohibits us from declaring or paying cash dividends or other distributions to our shareholders. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on the then applicable contractual restrictions on us contained in our financing credit facilities and other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.


                                    DILUTION

    Our pro forma deficit in net tangible book value as of December 31, 2001, was $2.40 per share of common stock. Pro forma net tangible book value per share represents our pro forma deficit in tangible net worth (pro forma tangible assets less pro forma total liabilities), divided by the total number of shares of our common stock outstanding.

    Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale by us of 4,500,000 shares of common stock at an assumed initial public offering price of $16 per share, and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma deficit in net tangible book value as of December 31, 2001, as adjusted would have been approximately $12.3 million, or $0.36 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.04 per share to existing shareholders and immediate dilution of $16.36 per share to new investors purchasing common stock in this offering. If all outstanding stock options were exercised, pro forma deficit in net tangible book value of $0.36 per share would improve to a positive pro forma tangible net worth of $0.61 per share.


    The following table illustrates the pro forma per share dilution:

Assumed initial public offering price per share.............  $ 16.00
Pro forma deficit in net tangible book value per share
  before giving effect to the offering and the related
  expenses..................................................  $ (2.40)
Increase in pro forma net tangible book value per share
  attributable to new investors.............................  $  2.04
Pro forma deficit in net tangible book value per share after giving effect to the offering.............................  $ (0.36)
Dilution per share to new investors.........................  $ 16.36

    The following table sets forth on a pro forma basis, as of December 31, 2001, the following:


    - the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing shareholders; and


    - the number of shares to be purchased and the total consideration to be paid by new investors purchasing shares of common stock from us in this offering (before deducting estimated underwriting discounts and offering expenses).


                                               SHARES PURCHASED       TOTAL CONSIDERATION
                                             ---------------------   ---------------------   AVERAGE PRICE
                                               NUMBER     PERCENT      AMOUNT     PERCENT      PER SHARE
                                             ----------   --------   ----------   --------   -------------
                                             (MILLIONS)              (MILLIONS)
Existing shareholders (including
  options).................................      28.9       78.9%      $ 380.7      75.6%       $ 13.19
New investors..............................       7.7       21.1         123.2      24.4          16.00
                                               ------      -----       -------     -----        -------
  TOTAL....................................      36.6      100.0%      $ 503.9     100.0%       $ 13.78
                                               ======      =====       =======     =====        =======



    The table assumes the exercise of options for (1) 1,072,738 shares of common stock with a weighted average exercise price of $16.56 per share granted under our 1999 option plan and (2) 1,500,000 shares of common stock reserved for issuance under our 2002 stock option plan, under which options for 1,032,500 shares of common stock (assuming an offering price of $16 per share) are being issued on the date hereof at the offering price set forth on the cover page of this prospectus.



    The preceding table assumes that the underwriters will not exercise their over-allotment option. If the underwriters' over-allotment is exercised in full, the pro forma net tangible book value as of December 31, 2001, as adjusted would have been $4.9 million or $0.14 per share, which would result in dilution to the new investors of $15.86 per share, and the number of shares held by the new investors would increase to 8,855,000 or 25.2% of the total number of shares to be outstanding after this offering, and the number of shares held by the existing shareholders would be 26,300,000 shares, or 74.8% of the total number of shares to be outstanding after this offering.

                                 CAPITALIZATION

    The following table sets forth, as of December 31, 2001: (a) our historical capitalization as a limited liability company; (b) our pro forma capitalization which gives effect to our completed and currently probable acquisitions and divestitures after December 31, 2001; (c) our pro forma as adjusted capitalization which gives effect to our conversion to a corporation and our issuance and sale of 4,500,000 shares of common stock offered hereby (at an assumed initial public offering price of $16 per share, the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated expenses of the offering); and (d) the application of the net proceeds of this offering as described under the heading "Use of Proceeds."

                                                                  AS OF DECEMBER 31, 2001
                                                                     ($ IN THOUSANDS)
                                                           -------------------------------------
                                                                                    PRO FORMA AS
                                                           HISTORICAL   PRO FORMA     ADJUSTED
                                                           ----------   ---------   ------------
Short-term debt (including current portion of
  long-term debt)(1).....................................   $ 45,789    $ 45,789      $ 45,789
                                                            ========    ========      ========
Long-term debt...........................................    492,548     495,096       445,496
Equity
  Contributed capital....................................    302,035     302,035            --
  Preferred stock, par value $.01 per share, 10 million
    shares authorized; no shares issued or outstanding...         --          --            --
  Common stock, par value $.01 per share, 90 million
    shares authorized; 34 million shares issued and
    outstanding, pro forma as adjusted(2)................         --                       340
  Additional paid-in capital.............................         --                   410,854
  Retained earnings......................................     39,860      42,969        (7,095)
  Accumulated other comprehensive income.................      1,656       1,656           994
                                                            --------    --------      --------
    Total equity.........................................    343,551     346,660       405,093
                                                            --------    --------      --------
Total capitalization.....................................   $836,099    $841,756      $850,589
                                                            ========    ========      ========

------------------------------

(1) Does not include floor plan notes payable of $451,375, $455,794 and $455,794, respectively, which reflects amounts payable for purchases of specific vehicle inventories.

(2) Does not include (a) options issued under our 1999 option plan for 3.51% of the limited liability company interests in us converted into options for 1,072,738 shares of common stock with a weighted average exercise price of $16.56 per share and (b) 1,500,000 shares of common stock reserved for issuance under our 2002 stock option plan, under which options to purchase for 1,032,500 shares of common stock (assuming an offering price of $16 share) are being issued on the date of this prospectus at the offering price set forth on the cover page hereof.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth our historical selected consolidated data for the periods indicated. The data from the years ended December 31, 1997, 1998, 1999, 2000 and 2001 are derived from our audited financial statements, some of which are included elsewhere in this prospectus. The financial statements for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 were audited by Arthur Andersen LLP, independent public accountants.


    We consider the Nalley (Atlanta) platform, our first platform, which we acquired on February 20, 1997, to be our predecessor. The results of the Nalley platform for the period between January 1, 1997, to February 20, 1997, are set forth in footnote (1) and were audited by Dixon Odom P.L.L.C. The historical selected financial information may not be indicative of our future performance. The information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the related notes included elsewhere in this prospectus.


                                                           YEAR ENDED DECEMBER 31,
                                                              ($ IN THOUSANDS)
                                        -------------------------------------------------------------
                                         1997(1)       1998         1999         2000         2001
INCOME STATEMENT DATA:                  ---------   ----------   ----------   ----------   ----------
Revenues:
  New vehicles........................  $298,967      $687,850   $1,820,393   $2,439,729   $2,567,021
  Used vehicles.......................    91,933       221,828      787,029    1,064,102    1,156,609
  Parts, service and collision
    repair............................    69,425       156,037      341,506      434,478      488,336
  Finance and insurance, net..........     4,304        19,149       63,206       89,481      106,326
                                        --------    ----------   ----------   ----------   ----------
Total revenues........................   464,629     1,084,864    3,012,134    4,027,790    4,318,292
Cost of sales(2)......................   411,739       929,415    2,570,166    3,429,959    3,645,818
                                        --------    ----------   ----------   ----------   ----------
Gross profit..........................    52,890       155,449      441,968      597,831      672,474
Selling, general and administrative
  expenses............................    45,432       127,336      343,370      451,323      518,265
Depreciation and amortization.........     1,118         6,303       16,676       24,503       30,768
                                        --------    ----------   ----------   ----------   ----------
Income from operations................     6,340        21,810       81,922      122,005      123,441
                                        --------    ----------   ----------   ----------   ----------
Floor plan interest expense...........    (4,160)       (7,730)     (22,982)     (36,968)     (27,741)
Other interest expense................      (698)       (7,104)     (24,703)     (42,009)     (44,669)
Interest income.......................        27         1,108        3,021        5,846        2,528
Net losses from unconsolidated
  affiliates..........................        --            --         (616)      (6,066)      (3,248)
Gain (loss) on sale of assets.........        54         9,307        2,365       (1,533)        (384)
Other income, net.....................       760           727          192          903        1,926
                                        --------    ----------   ----------   ----------   ----------
Total other expense, net..............    (4,017)       (3,692)     (42,723)     (79,827)     (71,588)
                                        --------    ----------   ----------   ----------   ----------
Income before income tax expense,
  minority interest and extraordinary
  loss................................     2,323        18,118       39,199       42,178       51,853
Income tax expense(3).................        --            --        1,779        3,511        5,351
Minority interest in subsidiary
  earnings(4).........................       801        14,303       20,520        9,740        1,240
                                        --------    ----------   ----------   ----------   ----------
Income before extraordinary loss......     1,522         3,815       16,900       28,927       45,262
Extraordinary loss on early
  extinguishment of debt..............        --          (734)        (752)          --       (1,433)
                                        --------    ----------   ----------   ----------   ----------
    Net income........................  $  1,522    $    3,081   $   16,148   $   28,927   $   43,829
                                        ========    ==========   ==========   ==========   ==========

                                                            YEAR ENDED DECEMBER 31,
                                                               ($ IN THOUSANDS)
                                         -------------------------------------------------------------
                                           1997         1998         1999         2000         2001
                                         ---------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
Inventories(2).........................  $ 73,303      $255,878     $434,234     $554,141     $491,698
Total current assets...................   108,494       391,151      616,060      775,102      753,258
Property and equipment, net............    29,907       125,410      141,786      218,153      256,402
Goodwill...............................    17,151       138,697      226,321      364,164      392,856
Total assets...........................   162,835       709,457    1,034,606    1,404,200    1,460,657
Floor plan notes payable...............    66,305       232,297      385,263      499,332      451,375
Total current liabilities..............    85,503       323,061      497,376      628,622      609,997
Total long-term debt, including current
  portion..............................    22,798       223,523      307,648      455,374      528,337
Total equity...........................    36,957       127,380      198,113      321,882      343,551

------------------------------

(1) Selected financial data for the Nalley platform predecessor is as follows:

                                                       PERIOD FROM
                                                   JANUARY 1, 1997 TO
                                                    FEBRUARY 20, 1997
                                                   -------------------
    Total revenues...............................        $43,263
    Income from operations.......................             87

(2) When we convert from a limited liability company to a "C" corporation, we will change our method of valuation of certain of our inventories from "last-in, first-out," or LIFO, to specific identification and "first-in, first-out," or FIFO. The historical inventory valuation data in this table does not reflect this change in inventory valuation method.

(3) Prior to this offering, we consisted primarily of a group of limited liability companies and partnerships (with Asbury Automotive Group L.L.C. as the parent) which were treated as one partnership for tax purposes. Under this structure, such limited liability companies and partnerships were not subject to income taxes, but instead, our owners were taxed on their respective distributive shares of Asbury Automotive Group L.L.C.'s taxable income. Therefore, no provision for federal or state income taxes has been included in the historical financial statements of the limited liability companies and partnerships. The balance of our subsidiaries were "C" corporations under the provisions of the Internal Revenue Code and, accordingly, provided for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." We will change our tax status to "C" corporation status and will provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109.

(4) On April 30, 2000, the then parent company and the minority owners of our subsidiaries reached an agreement whereby their respective equity interests were transferred into escrow and subsequently into Asbury Automotive Oregon L.L.C. in exchange for equity interests in Asbury Automotive Oregon L.L.C., which we refer to as the "minority member transaction." Following the minority member transaction, the then parent company changed its name to Asbury Automotive Holdings L.L.C. and Asbury Automotive Oregon L.L.C. changed its name to Asbury Automotive Group L.L.C. Substantially all minority interests in our subsidiaries were eliminated effective April 30, 2000, in connection with the minority member transaction.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma balance sheet gives effect to the following transactions and events as if they had occurred on December 31, 2001:

    (a) our probable insignificant acquisitions (to be acquired through asset acquisitions) of Dickinson Buick Company (North Carolina), Rice-Marko Chrysler, Inc. (North Carolina) and High Point Chevrolet, L.L.C. (North Carolina);

    (b) the divestitures of (divestiture date in parenthesis) Crown Pontiac/GMC/Isuzu (North Carolina) (January 23, 2002), Thomason Subaru (Oregon) (February 11, 2002);

    (c) the probable divestitures of Gray Daniels Daewoo/Isuzu (Mississippi), Gray Daniels Suzuki (Mississippi), and Coggin Mazda (Jacksonville);

    (d) the change in valuation of certain inventories from "last-in, first-out" or LIFO to specific identification and "first-in, first-out" or FIFO, upon conversion to a "C" corporation;

    (e) the change in our tax status resulting from our conversion to a "C" (taxable) corporation; and

     (f) the offering, including our use of a portion of the proceeds to us (assuming net proceeds to us of $62 million) to reduce debt outstanding as required by our credit facility.

    The following unaudited pro forma income statement for the year ended December 31, 2001 gives effect to the transactions and events listed above as well as the following transactions as if they occurred on January 1, 2001 (since the following transactions all took place prior to December 31, 2001, their impact is already reflected in our historical balance sheet as of December 31, 2001, and in our historical income statements for the periods subsequent to the acquisition dates mentioned below):

    (a) our insignificant acquisitions (acquisition date in parenthesis) of Audi of North America (May 18, 2001) and Roswell Infiniti, Inc. (May 18,
        2001) (Atlanta) and

    (b) our insignificant acquisitions consummated subsequent to June 30, 2001 (acquisition dates in parenthesis), of Dealer Profit Systems, Inc.
        (July 2, 2001) (Tampa), Key Cars, Inc. (July 2, 2001) (d/b/a Metro Imports) (Mississippi), Brandon Ford, Inc. (July 2, 2001) (d/b/a Gray-Daniels Ford) (Mississippi), Gage Motor Car Company L.L.C. (September 18, 2001) (d/b/a Pegasus Motor Car Company) (North Carolina), Crest Pontiac, Inc. (October 21, 2001) (d/b/a Kelly Pontiac) (Jacksonville), Tom Wimberly Auto World (November 5, 2001) (Mississippi) and the remaining 49% interest of Deland Automotive Group that we had not previously acquired (December 31, 2001) (Jacksonville).

    The information, other than the individually insignificant acquisitions, is based upon our historical financial statements and should be read in conjunction with (a) our historical financial statements, (b) the related notes to such financial statements and (c) other information contained elsewhere in this prospectus.

    The unaudited pro forma financial information is not necessarily indicative of what our actual financial position or results of operations would have been had all of the previously mentioned acquisitions, divestitures and this offering occurred on the dates previously mentioned, nor does it give effect to: (a) any pending transactions other than those previously mentioned above or this offering; (b) our results of operations since December 31, 2001; or (c) the results of final valuations of all assets and liabilities of the acquisitions mentioned above due to pre-acquisition contingencies. We may revise the allocation of the purchase price of these acquisitions when additional information becomes available in accordance with Accounting Principles Board Opinion No. 16. Accordingly, the pro forma financial information is not intended to be indicative of the financial position or results of operations as of the date of this prospectus, as of the offering or any period ending at the offering, or as of or for any other future date or period.

                       UNAUDITED PRO FORMA BALANCE SHEET
                            AS OF DECEMBER 31, 2001
                     ($ IN THOUSANDS EXCEPT PER SHARE DATA)

                                     HISTORICAL   ACQUISITIONS                                     COMPLETED AND
                                       ASBURY       PROBABLE                                   PROBABLE DIVESTITURES
                                     AUTOMOTIVE      AFTER         PRO FORMA                           AFTER
                                       GROUP      12/31/01(1)    ADJUSTMENTS(2)   SUB-TOTAL         12/31/01(3)
                                     ----------   ------------   --------------   ----------   ---------------------
              ASSETS
CURRENT ASSETS:
  Cash and equivalents.............  $   60,506     $    --         $ 2,970       $   63,476          $     --
  Contracts-in-transit.............      93,044          --              --           93,044                --
  Accounts receivable, net.........      81,347          --              --           81,347              (738)
  Inventory........................     491,698      16,362              --          508,060            (9,566)
  Prepaid and other current
    assets.........................      26,663          --              --           26,663               (20)
                                     ----------     -------         -------       ----------          --------
    Total current assets...........     753,258      16,362           2,970          772,590           (10,324)
PROPERTY AND EQUIPMENT, net........     256,402         992              --          257,394            (3,653)
GOODWILL, net......................     392,856          --           5,629          398,485            (3,400)
OTHER ASSETS.......................      58,141          --           1,500           59,641                --
                                     ----------     -------         -------       ----------          --------
    Total assets...................  $1,460,657     $17,354         $10,099       $1,488,110          $(17,377)
                                     ==========     =======         =======       ==========          ========
          LIABILITIES AND
    MEMBERS'/SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Floor plan notes payable.........  $  451,375     $14,183         $    --       $  465,558          $ (9,764)
  Short-term debt..................      10,000          --              --           10,000                --
  Current maturities of long-term
    debt...........................      35,789          --              --           35,789                --
  Accounts payable.................      33,573          --              --           33,573                --
  Accrued liabilities..............      79,260          --              --           79,260                --
                                     ----------     -------         -------       ----------          --------
    Total current liabilities......     609,997      14,183              --          624,180            (9,764)
LONG-TERM DEBT.....................     492,548          --          13,270          505,818
OTHER LIABILITIES..................      14,561          --              --           14,561                --
                                     ----------     -------         -------       ----------          --------
MEMBERS'/SHAREHOLDERS' EQUITY
Contributed capital................     302,035          --              --          302,035                --
Common stock of par value $.01
  shares authorized 90,000,000
     issued and outstanding
  34,000,000.......................          --          --              --               --                --
Additional paid-in capital.........          --       3,171          (3,171)              --            (7,613)
Retained earnings..................      39,860          --              --           39,860                --
Accumulated other comprehensive
  income...........................       1,656          --              --            1,656                --
                                     ----------     -------         -------       ----------          --------
Total members'/shareholders'
  equity...........................     343,551       3,171          (3,171)         343,551            (7,613)
                                     ----------     -------         -------       ----------          --------
Total liabilities and
  members'/shareholders' equity....  $1,460,657     $17,354         $10,099       $1,488,110          $(17,377)
                                     ==========     =======         =======       ==========          ========


                                       PRO FORMA                    PRO FORMA      PRO FORMA
                                     ADJUSTMENTS(4)   PRO FORMA    ADJUSTMENTS    AS ADJUSTED
                                     --------------   ----------   -----------    -----------
              ASSETS
CURRENT ASSETS:
  Cash and equivalents.............     $     --      $   63,476    $  12,400 (5) $   79,313
                                                                        3,437 (8)
  Contracts-in-transit.............           --          93,044           --         93,044
  Accounts receivable, net.........           --          80,609           --         80,609
  Inventory........................           --         498,494        4,606 (6)    503,100
  Prepaid and other current
    assets.........................           --          26,643        8,973 (7)     35,616
                                        --------      ----------    ---------     ----------
    Total current assets...........           --         762,266       29,416        791,682
PROPERTY AND EQUIPMENT, net........           --         253,741           --        253,741
GOODWILL, net......................           --         395,085           --        395,085
OTHER ASSETS.......................           --          59,641       (3,437)(8)     56,204
                                        --------      ----------    ---------     ----------
    Total assets...................     $     --      $1,470,733    $  25,979     $1,496,712
                                        ========      ==========    =========     ==========
          LIABILITIES AND
    MEMBERS'/SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Floor plan notes payable.........     $     --      $  455,794    $      --     $  455,794
  Short-term debt..................           --          10,000           --         10,000
  Current maturities of long-term
    debt...........................           --          35,789           --         35,789
  Accounts payable.................           --          33,573           --         33,573
  Accrued liabilities..............           --          79,260           --         79,260
                                        --------      ----------    ---------     ----------
    Total current liabilities......           --         614,416           --        614,416
LONG-TERM DEBT.....................      (10,722)        495,096      (49,600)(5)    445,496
OTHER LIABILITIES..................                       14,561       17,146 (7)     31,707
                                        --------      ----------    ---------     ----------
MEMBERS'/SHAREHOLDERS' EQUITY
Contributed capital................           --         302,035     (302,035)(9)         --
Common stock of par value $.01
  shares authorized 90,000,000
     issued and outstanding
  34,000,000.......................           --              --           45 (5)
                                                                          295 (9)        340
Additional paid-in capital.........        7,613              --      301,740 (9)
                                                                       42,969 (10)
                                                                        4,190 (6)
                                                                       61,955 (5)    410,854
Retained earnings..................        3,109          42,969      (42,969)(10)
                                                                       (7,511)(7)
                                                                          416 (6)     (7,095)
Accumulated other comprehensive
  income...........................           --           1,656         (662)(7)        994
                                        --------      ----------    ---------     ----------
Total members'/shareholders'
  equity...........................       10,722         346,660       58,433        405,093
                                        --------      ----------    ---------     ----------
Total liabilities and
  members'/shareholders' equity....     $     --      $1,470,733    $  25,979     $1,496,712
                                        ========      ==========    =========     ==========

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                     ($ IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                       ACQUISI-
                                                                         TIONS                    ACQUISITIONS
                                                         HISTORICAL     CONSUM-                     CONSUM-
                                                           ASBURY        MATED       PRO FORMA       MATED        PRO FORMA
                                                         AUTOMOTIVE     BEFORE        ADJUST-        AFTER         ADJUST-
                                                           GROUP      6/30/01(11)    MENTS(12)    6/30/01(11)     MENTS(13)
                                                         ----------   -----------   -----------   ------------   -----------
REVENUES:
  New vehicle..........................................  $2,567,021    $ 10,747       $    --       $104,123      $     --
  Used vehicle.........................................   1,156,609       2,915            --         51,286            --
  Parts, service and collision repair..................     488,336       2,318            --         18,675            --
  Finance and insurance, net...........................     106,326          76            --          1,956            --
                                                         ----------    --------       -------       --------      --------
    Total revenues.....................................   4,318,292      16,056            --        176,040            --
COST OF SALES..........................................   3,645,818      15,052            --        154,899            --
                                                         ----------    --------       -------       --------      --------
    Gross profit.......................................     672,474       1,004            --         21,141            --
OPERATING EXPENSES:
  Selling, general administrative......................     518,265         755            --         15,053            --
  Depreciation and amortization........................      30,768          15            54            243            --
                                                         ----------    --------       -------       --------      --------
    Income from operations.............................     123,441         234           (54)         5,845
OTHER INCOME (EXPENSE):
  Floor plan interest expense..........................     (27,741)       (252)           --         (1,808)           --
  Other interest expense...............................     (44,669)        (18)         (327)           (34)       (2,752)
  Interest income......................................       2,528          --            --             --            --
  Net losses from unconsolidated affiliates............      (3,248)         --            --              2            --
  Gain (loss) on sale of assets........................        (384)         --            --             --            --
  Other income.........................................       1,926         (18)           --             87            --
                                                         ----------    --------       -------       --------      --------
    Total other income (expense), net..................     (71,588)       (288)         (327)        (1,753)       (2,752)
    Net income before income taxes and
      minority interest................................      51,853         (54)         (381)         4,092        (2,752)
INCOME TAX EXPENSE.....................................       5,351          --            --             --
MINORITY INTEREST......................................       1,240          --            --         (1,240)           --
EXTRAORDINARY LOSS.....................................      (1,433)         --            --             --            --
                                                         ----------    --------       -------       --------      --------
    Net income.........................................      43,829         (54)         (381)         5,332        (2,752)
PRO FORMA INCOME TAX EXPENSE (BENEFIT).................      16,552         (22)         (152)         2,189        (1,101)
                                                         ----------    --------       -------       --------      --------
  Pro forma net income.................................  $   27,277    $    (32)      $  (229)      $  3,143      $ (1,651)
                                                         ==========    ========       =======       ========      ========
Earnings per common share
  Basic.....................................................................................................................
  Diluted...................................................................................................................
Weighted average shares outstanding (000's)
  Basic.....................................................................................................................
  Diluted...................................................................................................................


                                                                        PROBABLE                    COMPLETED AND
                                                                      ACQUISITIONS    PRO FORMA    PROBABLE DIVES-
                                                         SUB-TOTAL       AFTER         ADJUST-      TITURES AFTER
                                                          12/31/01    12/31/01(11)    MENTS(13)     12/31/01(14)
                                                         ----------   ------------   -----------   ---------------
REVENUES:
  New vehicle..........................................  $2,681,891     $ 61,018       $    --        $(43,280)
  Used vehicle.........................................   1,210,810       38,379            --         (19,149)
  Parts, service and collision repair..................     509,329       15,038            --          (9,399)
  Finance and insurance, net...........................     108,358        1,678            --          (1,311)
                                                         ----------     --------       -------        --------
    Total revenues.....................................   4,510,388      116,113            --         (73,139)
COST OF SALES..........................................   3,815,769      103,630            --         (63,446)
                                                         ----------     --------       -------        --------
    Gross profit.......................................     694,619       12,483            --          (9,693)
OPERATING EXPENSES:
  Selling, general administrative......................     534,073        9,844            --          (7,986)
  Depreciation and amortization........................      31,080          139            --            (233)
                                                         ----------     --------       -------        --------
    Income from operations.............................     129,466        2,500            --          (1,474)
OTHER INCOME (EXPENSE):
  Floor plan interest expense..........................     (29,801)        (815)           --             666
  Other interest expense...............................     (47,800)                    (1,300)             17
  Interest income......................................       2,528           --            --              --
  Net losses from unconsolidated affiliates............      (3,246)          --            --              --
  Gain (loss) on sale of assets........................        (384)          --            --              --
  Other income.........................................       1,995           --            --             (17)
                                                         ----------     --------       -------        --------
    Total other income (expense), net..................     (76,708)        (815)       (1,300)            666
    Net income before income taxes and
      minority interest................................      52,758        1,685        (1,300)           (808)
INCOME TAX EXPENSE.....................................       5,351           --
MINORITY INTEREST......................................          --                                         --
EXTRAORDINARY LOSS.....................................      (1,433)          --            --              --
                                                         ----------     --------       -------        --------
    Net income.........................................      45,974        1,685        (1,300)           (808)
PRO FORMA INCOME TAX EXPENSE (BENEFIT).................      17,466          674          (520)           (323)
                                                         ----------     --------       -------        --------
  Pro forma net income.................................  $   28,508     $  1,011       $  (780)       $   (485)
                                                         ==========     ========       =======        ========
Earnings per common share
  Basic................................................
  Diluted..............................................
Weighted average shares outstanding (000's)
  Basic................................................
  Diluted..............................................


                                                            PRO FORMA                    PRO FORMA     PRO FORMA
                                                         ADJUSTMENTS(15)   PRO FORMA    ADJUSTMENTS   AS ADJUSTED
                                                         ---------------   ----------   -----------   -----------
REVENUES:
  New vehicle..........................................      $   --        $2,699,629     $    --     $2,699,629
  Used vehicle.........................................          --         1,230,040          --      1,230,040
  Parts, service and collision repair..................          --           514,968          --        514,968
  Finance and insurance, net...........................          --           108,725          --        108,725
                                                             ------        ----------     -------     ----------
    Total revenues.....................................          --         4,553,362          --      4,553,362
COST OF SALES..........................................          --         3,855,953         995 (6)  3,856,948
                                                             ------        ----------     -------     ----------
    Gross profit.......................................          --           697,409        (995)       696,414
OPERATING EXPENSES:
  Selling, general administrative......................          --           535,931                    535,931 (16)
  Depreciation and amortization........................                        30,986          --         30,986
                                                             ------        ----------     -------     ----------
    Income from operations.............................          --           130,492        (995)       129,497
OTHER INCOME (EXPENSE):
  Floor plan interest expense..........................          --           (29,950)         --        (29,950)
  Other interest expense...............................         957           (48,126)      4,861 (17)    (43,265)
  Interest income......................................          --             2,528          --          2,528
  Net losses from unconsolidated affiliates............          --            (3,246)         --         (3,246)
  Gain (loss) on sale of assets........................          --              (384)         --           (384)
  Other income.........................................          --             1,978          --          1,978
                                                             ------        ----------     -------     ----------
    Total other income (expense), net..................         957           (77,200)      4,861        (72,339)
    Net income before income taxes and
      minority interest................................         957            53,292       3,866         57,158
INCOME TAX EXPENSE.....................................                         5,351          --          5,351
MINORITY INTEREST......................................          --                            --
EXTRAORDINARY LOSS.....................................          --            (1,433)      1,433 (18)         --
                                                             ------        ----------     -------     ----------
    Net income.........................................         957            46,508       5,299         51,807
PRO FORMA INCOME TAX EXPENSE (BENEFIT).................         383            17,680       2,046         19,726
                                                             ------        ----------     -------     ----------
  Pro forma net income.................................      $  574        $   28,828     $ 3,253     $   32,081
                                                             ======        ==========     =======     ==========
Earnings per common share
  Basic................................................                                               $     0.94(19)
  Diluted..............................................                                               $     0.94(19)
Weighted average shares outstanding (000's)
  Basic................................................                                                   34,000(19)
  Diluted..............................................                                                   34,019(19)

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
                                ($ IN THOUSANDS)

(1) Reflects the impact (historical results) of all acquisitions currently probable as if the transactions were consummated as of December 31, 2001.

(2) Reflects the fair value and other acquisition related adjustments to the currently individually insignificant probable acquisitions. Amounts for certain of the acquisitions are subject to final purchase price adjustments for items such as tangible net worth and seller's representations regarding the adequacy of certain reserves. In addition, the allocation of amounts to acquired intangibles is subject to final valuation. The total purchase price for the probable acquisitions after December 31, 2001 is $13,270 in cash. The initial allocation of the total purchase price of the above mentioned individually insignificant acquisitions is as follows:

                                                                PROBABLE
                                                              ACQUISITIONS
                                                              ------------
Working Capital.............................................    $ 5,149
Property and Equipment......................................        992
Goodwill....................................................      5,629
Franchise Rights............................................      1,500
                                                                -------
Total purchase price........................................    $13,270
                                                                =======

(3) Reflects the impact (historical results) of our divestitures completed subsequent to December 31, 2001 and our currently probable divestitures as if the transactions were consummated as of December 31, 2001.

(4) Reflects the proceeds received by us from the probable divestitures and related gain ($3,109, as an adjustment to members' equity). We assume the proceeds ($10,722) will be used to reduce a portion of our borrowings as contractually required under the acquisition financing credit facility.

(5) Reflects the proceeds received by us from this offering ($62,000, net of estimated underwriting discounts, fees and expenses of $10,000) through the issuance of 4.5 million shares of our $0.01 per share par value common stock. We assumed a portion of our estimated net proceeds of $49,600 are to be used to reduce a portion of our borrowings as contractually required under our acquisition financing credit facility.

(6) Reflects adjustment to change our method of valuation of certain of its inventories from the "last-in, first-out" or LIFO method to the specific identification and "first-in, first-out" or FIFO methods upon changing from a limited liability company to a "C" corporation. We believe that the change to the specific identification and FIFO methods results in a better matching of revenue and expense and most clearly reflects periodic income. Additionally, the specific identification and FIFO methods are most widely used by our major publicly held competitors.

(7) Reflects an adjustment to change our tax status to corporation status and, accordingly provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Prior to the transfer of all interests in our predecessor limited liability company to a "C" corporation prior to this offering, we consisted primarily of a group of limited liability companies and partnerships (with us as the parent), which were treated as one partnership for tax purposes. Under this structure, the limited liability companies and partnerships were not themselves subject to income taxes, but instead our members were taxed on their respective distributive shares of our taxable income.

    Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax assets (liabilities) result principally from the following:

Reserves and accruals not deductible until paid.............  $  9,816
Goodwill amortization.......................................   (10,816)
Depreciation................................................    (7,310)
Other.......................................................       137
                                                              --------
                                                              $ (8,173)
                                                              ========

    The net deferred tax assets (liabilities) are comprised of the following:

Deferred tax assets
  Current...................................................  $  9,871
  Long-term.................................................     1,642
Deferred tax liabilities
  Current...................................................      (898)
  Long-term.................................................   (18,788)
                                                              --------
Net deferred tax liability..................................  $ (8,173)
                                                              ========

(8) Represents a reclassification of capitalized expenses related to this offering from other assets to cash representing the amounts previously paid by us for the payment of such expenses.

(9) Reflects an adjustment to reclassify members' contributed capital to
    29.5 million shares of $0.01 par value common stock and additional paid-in capital due to the conversion from a limited liability company to a "C" corporation.

(10) Reflects an adjustment to reclassify members' retained earnings to additional paid-in capital due to the conversion from a limited liability company to a "C" corporation.

(11) Reflects the impact (historical results) of the individually insignificant acquisitions consummated before June 30, 2001, consummated after June 30, 2001 or currently probable, as if the transactions were consummated on January 1, 2001. Goodwill and intangibles with indefinite lives arising from acquisitions subsequent to June 30, 2001 are not subject to amortization in accordance with Statement of Financial Accounting Standards (SFAS) No. 142. Prior to the adoption of SFAS No. 142 pro forma amortization expense related to these acquisitions would have been $1,005.

(12) Reflects adjustments to the individually insignificant acquisitions consummated before June 30, 2001 as if they occurred on January 1, 2001 for
    (a) goodwill amortization using the straight-line method and a 40 year life,
    (b) interest expense based on the amount of acquisition financing used to fund the acquisition purchase price and the weighted average interest rate on our credit facility for 2001 (9.8%) and (c) tax expense based on a 40% effective rate.

(13) Reflects adjustments to the individually insignificant acquisitions consummated after June 30, 2001 as if they occurred on January 1, 2001 for
    (a) interest expense based on the amount of acquisition financing used to fund the acquisition purchase price and the weighted average interest rate on our credit facility for 2001 (9.8%) and (b) tax expense based on a 40% effective rate.

(14) Reflects the impact (historical results) of our divestitures completed after December 31, 2001, and our currently probable divestitures as if the transactions were consummated on January 1, 2001.


(15) Reflects an adjustment to the divestitures completed subsequent to December 31, 2001 and the currently probable divestitures as if they occurred on January 1, 2001, for (a) interest expense reflecting the repayment of outstanding borrowings from the proceeds of these transactions ($10,722) as contractually required under our credit facility and required under the related mortgage note as the underlying collateral is being sold. The credit facility and the related mortgage note bear interest at variable rates based on LIBOR. The reduction to interest expense was calculated based on the blended weighted average interest rate on our credit facility and mortgage note related to the real estate being sold for 2001 (8.9%) multiplied by the portion of the proceeds from these transactions used to repay the credit facility as mentioned above and
    (b) tax expense based on a 40% effective rate.


(16) Concurrent with the offering, we will record a non-recurring compensation charge resulting from the payment of stock to certain of our senior executives at the date of the offering ($339 gross; $203 after a $136 deduction for taxes using a 40% effective rate). Under their employment agreements, they will receive stock when we convert to a "C" corporation equal to a percentage of the excess of the equity value of the Company at the date of the offering over the value of this equity amount at the dates of the original contributions by the members, plus an 8% compounded annual rate of return. Once this stock payment is made at the date of the offering, we will have no further obligation to make additional payments to these executives under this compensation arrangement. This charge was not considered in the pro forma income statement.

(17) Reflects an adjustment to interest expense reflecting the repayment of outstanding borrowings from the portion of the proceeds from this offering ($49,600) as contractually required under our credit facility. The credit facility bears interest at a variable rate based on LIBOR. The reduction to interest expense was calculated based on the weighted average interest rate on our credit facility for 2001 (9.8%) multiplied by the proceeds from this offering used to repay the credit facility as mentioned above.

(18) Reflects the elimination of extraordinary loss.

(19) Earnings per share:

    Basic earnings per share is computed by dividing net income by the assumed weighted-average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the assumed weighted-average common shares and common share equivalents outstanding during the period.

    The basic and diluted earnings per share and number of common share and common share equivalents are as follows:

                                                             FOR THE YEAR ENDED
                                                                DECEMBER 31,
                                                                    2001
                                                             ------------------
EARNINGS PER SHARE:
Basic......................................................       $  0.94
                                                                  =======
Diluted....................................................       $  0.94
                                                                  =======
Common shares and common share equivalents (in thousands):
  Weighted average shares outstanding......................        34,000
                                                                  =======
  Basic shares.............................................        34,000
  Shares issuable with respect to additional common share
    equivalents (stock options)............................            19
                                                                  -------
  Diluted equivalent shares................................        34,019
                                                                  =======

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING BUT NOT LIMITED TO THOSE DESCRIBED UNDER "RISK FACTORS" BEGINNING ON PAGE 6, AND INCLUDED IN OTHER PORTIONS OF THIS PROSPECTUS.

OVERVIEW

    We are a national automotive retailer, currently operating 127 franchises at 91 dealership locations in nine states and 17 markets in the U.S. We also operate 24 collision repair centers that serve our markets.

    Our revenues are derived from selling new and used cars, light trucks and replacement parts, providing vehicle maintenance, warranty, paint and repair services and arrangement of vehicle finance, insurance and service contracts for our automotive customers and the sale of heavy trucks.

    Since inception, we have grown through the acquisition of nine large platforms and additional tuck-in acquisitions. All acquisitions were accounted for using the purchase method of accounting. As a result, the operations of the acquired dealerships are included in the consolidated statements of income commencing on the date acquired.


    Prior to the completion of this offering, we consisted primarily of a group of limited liability companies and partnerships (with us as the parent), which were treated as one partnership for tax purposes. Under this structure, our owners were taxed on their respective distributive shares of taxable income; however, neither we nor our limited liability company and partnership subsidiaries were subject to income tax. The balance of our subsidiaries were "C" corporations under the provisions of the Internal Revenue Code and, accordingly, provided for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Under the provisions of our limited liability company agreement, we had periodically distributed cash to each owner equal to 50% of the owner's respective distributive share of taxable income to cover the owner's tax liabilities. Immediately prior to the completion of this offering, we will change our tax status to "C" corporation status and will provide for federal and state income taxes for the entire company going forward. As a result of this change in our tax status, Asbury Automotive Group, Inc. will succeed to the historic tax basis of the assets held by Asbury Automotive Group L.L.C. (except to the extent it will be increased by gains, if any, recognized by our owners resulting from the change in tax status).


    Our gross profit tends to vary with our revenue mix, that is the mix of revenues we derive from new vehicle sales, used vehicles sales, parts, service and collision repair and finance and insurance revenues. Our gross profit on the sale of products and services generally varies significantly across product lines, with vehicle sales generally resulting in lower gross profits, and parts, service and collision repair and finance and insurance revenues resulting in the higher gross profits. As a result, when our vehicle sales increase or decrease at a rate greater than our other revenue sources, our gross margin responds inversely.

    Selling, general and administrative expenses ("SG&A") consist primarily of fixed and incentive-based compensation for sales, administrative, finance and general management personnel, rent, advertising, insurance and utilities. A significant portion of our selling expenses are variable (such as sales commissions), and a significant portion of our general and administrative expenses are subject to our control (such as advertising expenses), allowing our cost structure to adapt in response to trends in our business.

    Sales of motor vehicles (particularly new vehicles) have historically fluctuated with general macroeconomic conditions such as general business cycles, consumer confidence, availability of consumer credit, fuel prices and interest rates. Although these factors may impact our business, we believe that any future negative trends due to the above factors may be mitigated by the performance of our parts, service and collision repair operations, our variable cost structure, regional diversity and advantageous franchise mix.

    Our operations are subject to modest seasonal variations that are somewhat offset by our regional diversity. We typically generate more revenue and operating income in the second and third quarters than in the first and fourth quarters. Seasonality is based upon, among other things, weather conditions, manufacturer incentive programs, model changeovers and consumer buying patterns.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001, COMPARED TO YEAR ENDED DECEMBER 31, 2000

    REVENUES--Our revenues for the year ended December 31, 2001 increased
$290.5 million or 7.2% over the year ended December 31, 2000. The increase was primarily due to $340.0 million of revenues from acquisitions, partially offset by a decrease in same store (dealerships owned longer than one year) revenues, of $49.5 million or 1.2%. Same store revenue increases at three of our platforms (Jacksonville--up 11.0%, St. Louis--up 9.2% and Texas--up 8.6%) were offset by significant same store decreases at (a) our Oregon platform (down 18.9%) primarily due to changes in our business practices and restrictions in our sales policies, declining Ford sales related to the Firestone tire recall and the effect on employment and consumer spending in the Pacific Northwest from the technology downturn, (b) our Arkansas platform (down 12.1%) due to declining demand in the local market, increased competition and issues with Ford related to the Firestone recall and (c) our Atlanta platform (down 7.0%) principally due to a downturn in its heavy truck business primarily related to cyclical factors affecting the heavy truck industry.

    Same store revenues from vehicle sales were off 2.0% primarily due to the conditions noted above in Oregon, Arkansas and Atlanta. Overall, sales were impacted by a slight decline in demand in the automotive industry as new vehicles sold in the U.S. declined from 17.4 million units in 2000 to
17.2 million units in 2001. Despite this national decline, our Jacksonville platform continued its strong performance with an 11.7% increase in same store vehicle sales over the prior year. In addition, our Texas and St. Louis platforms posted 8.9% and 8.4% increases, respectively. Finance and insurance revenues per vehicle retailed were $671 for the year ended December 31, 2001, a 14.5% increase over the year ended December 31, 2000.

    Parts, service and collision repair revenues on a same store basis were up 5.2% in 2001 over 2000 due to a continued emphasis on those products. Eight of the nine platforms in our organization generated an increase in parts, service and collision repair in the year ended December 31, 2001 over the same period last year.

    GROSS PROFIT--Gross profit for the year ended December 31, 2001 increased $74.6 million or 12.5% over the year ended December 31, 2000. The increase was primarily due to $53.9 million of gross profit from acquisitions and an increase in same store gross profit of $20.7 million or 3.5%. Overall, gross profit as a percentage of revenues for the year ended December 31, 2001 was 15.6% as compared to 14.8% for the year ended December 31, 2000. This increase is primarily attributable to a shift in product mix to higher margin parts, service and collision repair services and finance and insurance.

    OPERATING EXPENSES--Selling, general and administrative expenses, or SG&A, for the year ended December 31, 2001 increased $66.9 million or 14.8% over the year ended December 31, 2000. The increase was primarily due to $40.2 million of SG&A from acquisitions and an increase in same store SG&A of $26.7 million or 6.0%. Same store SG&A in 2001 included certain charges totalling $7.9 million, including $6.7 million related to severance payments and the repurchase of a carried interest, and $1.2 million primarily related to the rebranding of our Oregon platform. SG&A as a percentage of revenues increased to 12.0% in the year ended December 31, 2001, from 11.2% in the year ended December 31, 2000. Contributing to this increase were the aforementioned charges in 2001, increased variable compensation related to higher gross profit margins, higher advertising and insurance costs, and expense control initiatives in Oregon lagging behind revenue declines. The increase in depreciation and amortization is principally attributable to acquisitions.

    OTHER INCOME (EXPENSE)--Floor plan interest expense decreased to $27.7 million for the year ended December 31, 2001 from $37.0 million for the year ended December 31, 2000, primarily due to a decline in interest rates in 2001, offset by the incremental impact of acquisitions and our decision to finance a greater percentage of our vehicles. Other interest expense increased by $2.7 million over the year ended December 31, 2000 principally due to increased borrowings used to fund acquisitions, partially offset by a decline in interest rates. Net losses from unconsolidated affiliates of $3.2 million in the year ended December 31, 2001, represent our share of losses in an automotive finance company and the write down of our investment in CarsDirect.com, while losses in the year ended December 31, 2000, primarily reflect our share of losses in our investment in Greenlight.com, which was fully written off as of December 31, 2000. Interest income was $3.3 million lower for the year ended December 31, 2001, as compared to 2000 due to lower interest rates and a decrease in average available cash.

YEAR ENDED DECEMBER 31, 2000, COMPARED TO YEAR ENDED DECEMBER 31, 1999

    REVENUES--Our revenues for the year ended December 31, 2000, increased $1.02 billion or 33.7% over the year ended December 31, 1999. The increase was primarily due to $1.05 billion related to acquisitions and offset by a decrease in same store revenues of $30.1 million or 1.0%.

    Same store revenues from vehicle sales decreased $40.6 million, or 1.5%, primarily due to declines in our Oregon platform (down 21.4%) and Arkansas platform (down 9.9%). The decline in the Oregon platform resulted mainly from changes in our business practices, increased restrictions in our sales policies, declines in demand in the local market and declines in Ford sales related to the Firestone tire recall. Our Arkansas platform saw reduced sales principally due to increases in competition and declines in Ford sales related to the Firestone tire recall. These declines were mostly offset by strong year-over-year increases at five of our platforms. Finance and insurance revenues per vehicle retailed were $586 for the twelve months ended December 31, 2000, a 8.3% increase over the twelve months ended December 31, 1999.

    Parts, service and collision repair revenues on a same store basis were up 3.1% in fiscal 2000 versus fiscal 1999 principally due to a focus on this higher margin product line. Six of our eight platforms posted year-over-year revenue increases in this area.

    GROSS PROFIT--Gross profit for the year ended December 31, 2000, increased $155.9 million or 35.3% over the year ended December 31, 1999. The increase was primarily due to $143.8 million related to acquisitions and an increase in same store gross profit of $12.1 million or 2.8%. Gross profit as a percentage of revenues for the year ended December 31, 2000, was 14.8% as compared to 14.7% for the year ended December 31, 1999. This increase was primarily attributable to increased finance and insurance revenues per vehicle sold, improved margins on new vehicles due to a shift away from lower margin fleet sales and increased margins on used vehicles due to reduced losses on wholesale dispositions.

    OPERATING EXPENSES--SG&A expenses for the year ended December 31, 2000, increased $108.0 million or 31.4% over the year ended December 31, 1999. The increase was primarily due to $106.2 million of SG&A expenses related to acquisitions and an increase in same store SG&A expenses of $1.8 million or 0.5%. SG&A expenses as a percentage of revenues decreased to 11.2% in 2000 from 11.4% in 1999 principally due to containment of variable and fixed compensation costs. Advertising costs increased $12.6 million primarily due to a significant number of acquisitions completed after January 1, 1999. Depreciation and amortization increased $7.8 million to

$24.5 million principally due to a significant number of acquisitions completed after January 1, 1999.

    OTHER INCOME (EXPENSE)--Floor plan interest expense increased to $37.0 million for the year ended December 31, 2000, from $23.0 million for the year ended December 31, 1999, primarily due to a significant number of acquisitions completed after January 1, 1999, higher interest rates throughout 2000 as compared to 1999, and a greater number of vehicles in inventory. Other interest expense increased by $17.3 million over the prior year principally due to increased borrowings used to fund acquisitions completed after January 1, 1999, and to a lesser extent, higher interest rates. Equity investment losses for the years ended December 31, 2000, and December 31, 1999, primarily reflect our share of losses in our investment in Greenlight.com of $6.9 million and $0.8 million, respectively. Interest income was $2.8 million higher for the year ended December 31, 2000, due to higher interest rates and an increase in average available cash.

LIQUIDITY AND CAPITAL RESOURCES

    We require cash to fund working capital needs, finance acquisitions of new dealerships and fund capital expenditures. These requirements are met principally from cash flow from operations, borrowings under our credit facilities and floor plan financing as described below, mortgage notes and issuances of equity interests. As of December 31, 2001, we had cash and cash equivalents of $60.5 million.

CREDIT FACILITIES

    On January 17, 2001, we entered into a three year committed financing agreement (the "Committed Credit Facility") with Ford Motor Credit Company, General Motors Acceptance Corporation and Chrysler Financial Company, L.L.C. with total availability of $550 million. The Committed Credit Facility is used for working capital and acquisition financing. At the date of closing, the Company utilized $330.6 million of the Committed Credit Facility to repay certain existing term notes and pay certain fees and expenses of the closing. All borrowings under the Committed Credit Facility bear interest at variable rates based on LIBOR plus a specified percentage depending on our attainment of certain leverage ratios and the outstanding balance under this facility.


    This credit facility imposes a blanket lien upon all of our assets, and contains covenants that, among other things, place significant restrictions on our ability to incur additional debt, encumber our property and other assets, repay other debt, dispose of assets, invest capital and permit our subsidiaries to issue equity securities. This credit facility also imposes mandatory minimum requirements with regard to the terms of transactions to acquire prospective targets, before we can borrow funds under the facility to finance the transactions. The terms of our credit facility require us on an ongoing basis to meet certain financial ratios, including a current ratio, as defined in our credit facility of at least 1.2 to 1, a fixed charge coverage ratio, as defined in our credit facility, of no less than 1.2 to 1, and a leverage ratio, as defined in our credit facility, of no greater than 4.4 to 1. A breach of these covenants or any other of the covenants in the facility would be cause for acceleration of repayment and termination of the facility by the lenders. This credit facility also contains provisions for default upon, among other things, a change of control, a material adverse change, the non-payment of obligations and a default under other agreements. As of the date of this prospectus, we were in compliance with all of the covenants.


    Our subsidiaries have guaranteed, and any future subsidiaries will be required to guarantee, our obligations under this credit facility. Substantially all of our assets not subject to security interests granted to floor plan lenders are subject to security interests to lenders under the Committed Credit Facility. We pay annually in arrears a commitment fee for the credit facility of 0.35% of the undrawn amount available to us. The Committed Credit Facility provides for an indefinite series of one-year extensions at our request, if approved by the lenders at their sole discretion. Conversely, we can terminate the Committed Credit Facility by repaying all of the outstanding balances under the facility and the related uncommitted floor plan lines plus a termination fee. The termination fee, currently equal to 2% of the amount outstanding under the Committed Credit Facility, declines one percentage point on each of the anniversaries of the facility over the next two years. We have extended the maturity of the Committed Credit Faciity to January 2005. As of December 31, 2001, $166.7 million remained available to us for additional borrowings under the Committed Credit Facility.

    In addition, we have $10 million available through other revolving credit facilities, which are secured by notes receivable for finance contracts. The borrowings are repayable on the lenders' demand and accrue interest at variable rates. These facilities are subject to certain financial and other covenants. As of December 31, 2001, we had $10.0 million outstanding under these facilities.

    As of December 31, 2001, we have the following contractual obligations:

                         TOTAL       2002        2003       2004       2005        2006     THEREAFTER
                       ---------   ---------   --------   --------   ---------   --------   ----------
Floor Plan
  Financing..........  $451,375    $451,375    $    --    $    --    $     --    $    --      $    --
Other Short-Term
  Debt...............  $ 10,000    $ 10,000    $    --    $    --    $     --    $    --      $    --
Long Term Debt
  including capital
  lease
  obligations........  $528,337    $ 35,789    $49,569    $ 5,148    $398,880    $ 3,414      $35,537
Operating Leases:
  Third parties......  $113,695    $ 14,334    $12,928    $11,275    $ 10,346    $ 9,012      $55,800
  Related parties....  $105,439    $ 12,850    $12,893    $12,929    $ 12,966    $12,923      $40,878

    We expect to incur additional obligations in the future.

GUARANTEES

    We have guaranteed four loans made by financial institutions either directly to our management or to non-consolidated entities controlled by our management which totaled approximately $9.1 million at December 31, 2001.

FLOOR PLAN FINANCING

    On January 17, 2001, and in connection with the Committed Credit Facility, the Company obtained uncommitted floor plan financing lines of credit for new vehicles (the "New Floor Plan Lines"). The Company refinanced substantially all of its existing floor plan debt under the New Floor Plan Lines. The New Floor Plan Lines do not have specified maturities. They bear interest at variable rates based on LIBOR or the prime rate and are provided by Ford Motor Credit Company, Chrysler Financial Company L.L.C. and General Motors Acceptance Corporation, with total availability of $750 million.


Ford Motor Credit Company...................................  $330 million
Chrysler Financial Company L.L.C............................  $315 million
General Motors Acceptance Corporation.......................  $105 million
                                                              ------------
  Total Floor Plan Lines....................................  $750 million
                                                              ============

    We finance substantially all of our new vehicle inventory and a portion of our used vehicle inventory under the floor plan financing credit facilities. We are required to make monthly interest payments on the amount financed, but are not required to repay the principal prior to the sale of the vehicle. These floor plan arrangements grant a security interest in the financed vehicles as well as the related sales proceeds. Amounts financed under the floor plan arrangements bear interest at variable rates, which are typically tied to LIBOR or the prime rate. As of December 31, 2001, we had $451.4 million outstanding under all of our floor plan financing agreements.

    Each of the above three lenders also provides, in its reasonable discretion, uncommitted floor plan financing for used vehicles. Such used vehicle financing is provided up to a fixed percentage of the value of each financed used vehicle.

CASH FLOW

    Cash flow from operations totaled $96.5 million for the year ended
December 31, 2001, as net income plus non-cash items of $84.5 million, along with a reduction in inventories of $106.4 million, offset a reduction in floor plan notes payable of $80.8 million. In addition, contracts-in-transit and accounts receivable had a net increase of $18.9 million. Net cash flow used in investing activities was $98.3 million, principally related to acquisitions of $50.2 million, capital expenditures of $50.0 million, proceeds from the sale of assets of $2.1 million and an investment in CarsDirect.com of $1.2 million. Net cash flow from financing activities was $15.0 million, as a net increase in borrowings of $43.8 million (principally to fund acquisitions), was partially offset by $26.3 million used to pay member distributions and repurchase certain members' equity. In addition, new borrowings under the acquisition line of $330.6 million were used to repay existing debt and finance certain fees and expenses of the closing of the credit facilities.

CAPITAL EXPENDITURES

    Capital spending for the years ended December 31, 2001, and 2000, was $50.0 million and $36.1 million, respectively. Capital spending other than from acquisitions is estimated to be approximately $65 to $70 million for the year ended December 31, 2002, primarily related to operational improvements and manufacturer-required spending to upgrade existing dealership facilities.

    Our future growth is dependent on our ability to acquire additional dealerships and successfully operate existing dealerships. We believe that cash flow generated from operations, working capital availability under the acquisition line, availability under our floor plan arrangements as well as mortgage financings, will be sufficient to fund debt service, working capital requirements and capital spending. Future acquisitions will be funded from cash flow from operations, capital available under our Committed Credit Facility and through the public or private issuance of equity or debt securities.

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES

    Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual amounts could differ from those estimates. A summary of our significant accounting policies are presented in the Notes to Consolidated Financial Statements. Certain of our accounting policies employing the use of estimates are as follows:

INVENTORIES

    Our inventories are stated at the lower of cost or market. As of December 31, 2001, we used the "last-in, first-out" method ("LIFO"), the specific identification method and the "first-in, first-out" method ("FIFO"), to value 56%, 39% and 5%, respectively, of our inventories. We maintain a reserve for inventory units where cost basis exceeds fair value. In assessing lower of cost or market for new vehicles, we primarily consider the aging of vehicles along with the timing of annual and model changeovers. The assessment of lower of cost or market for used vehicles considers recent data and trends such as loss histories, current aging of the inventory and current market conditions.

NOTES RECEIVABLE--FINANCE CONTRACTS

    As of December 31, 2001, we have outstanding notes receivable from finance contracts of $30.2 million (net of an allowance for credit losses of $4.6 million). These notes have initial terms ranging from 12 to 60 months, and are collateralized by the related vehicles. The assessment of our allowance for credit losses considers historical loss ratios and the performance of the current portfolio with respect to past due accounts. We continually analyze our current portfolio against our historical performance. In addition, we attribute minimal value to the underlying collateral in our assessment of the reserve.

CHARGEBACK RESERVE

    We receive commissions from the sale of various insurance contracts, vehicle service contracts to customers and through the arrangement of financing vehicles for customers. We may be charged back ("chargeback") for such commissions in the event of early termination of the contracts by customers. The revenues from financing fees and commissions are recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established at that time. The reserve carefully considers our historical chargeback percentages and timing of such chargebacks as well as national industry trends, and this data is evaluated on a product-by-product basis.

RELATED PARTY TRANSACTIONS

    Certain of our directors, beneficial owners and their affiliates, and platform management, have engaged in transactions with us. These transactions primarily relate to long-term operating leases of facilities. Rent expense attributable to related parties was $12.2 million during the year ended December 31, 2001 and future minimum payments under related party long-term non-cancelable operating leases as of December 31, 2001 were $105.4 million. This practice is fairly common in the automotive retail industry.

    We paid $5.9 million in advertising fees to two separate entities in which two of our members had substantial interests. In addition, we paid $0.4 million in expenses related to private airplane use by several of our members.

    We believe these transactions involved terms comparable to, or more favorable to us than, terms that would be obtained from an unaffiliated third party.

    We expect to enter into an agreement to purchase land from one of our members for $2 million. The most recent appraised value of the property is $800,000 less than the anticipated purchase price due partially to expected competition for this property with the remainder being offset by an anticipated rent-free lease that we will enter into with this member for an adjacent property.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If certain conditions are met, a derivative instrument may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment,
(b) a hedge of the exposure to variable cash flows of a forecasted transaction or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (gains or losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 137 amended the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 138 issued in June 2000, addressed a limited number of issues that were causing implementation difficulties for numerous entities applying SFAS No. 133. We have determined that the adoption of SFAS No. 133 did not have a material impact on our results of operations, financial position, liquidity or cash flows.

    On June 30, 2001, the Financial Accounting Standards Board (FASB) finalized and issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

    SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method, eliminating the pooling of interests method.

    SFAS 142, when effective, eliminates amortization of the goodwill component of an acquisition price over the estimated useful life of the acquisition. However, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test. Additionally, acquired intangible assets should be separately recognized if the benefit of the intangible is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Intangible assets with definitive lives will need to be amortized over their useful lives.

    The provisions of SFAS 142 apply immediately to all acquisitions completed after June 30, 2001. Goodwill and intangible assets with indefinite lives existing at June 30, 2001, will continue to be amortized until December 31, 2001. Goodwill amortization for the year ended December 31, 2001 was $9.6 million. Effective January 1, 2002, such amortization will cease, as companies are required to adopt the new rules on such date. By the end of the first quarter of calendar year 2002, companies must begin to perform an impairment analysis of intangible assets. Furthermore, companies must complete the first step of the goodwill transition impairment test by June 30, 2002. Any impairment noted must be recorded at the date of effectiveness restating first quarter results, if necessary. Impairment charges, if any, that result from the application of the above tests would be recorded as the cumulative effect of a change in accounting principle in the first quarter of the year ending
December 31, 2002.

    Management does not believe, other than the elimination of goodwill amortization as discussed above, that the adoption of SFAS 142 will have a material impact on our financial condition or liquidity.

    In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and establishes accounting standards for the impairment and disposal of long-lived assets and criteria for determining when a long-lived asset is held for sale. The statement removes the requirement to allocate goodwill to long-lived assets to be tested for impairment, requires that the depreciable life of a long-lived asset to be abandoned be revised in accordance with APB Opinion No. 20, "Accounting Changes," provides that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and broadens the presentation of discontinued operations to include more disposal transactions. FASB 144 will be effective for financial statements beginning December 15, 2001, with earlier application encouraged.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    INTEREST RATE RISK--We are exposed to market risk from changes in interest rates on substantially all of our outstanding indebtedness. Outstanding balances under the acquisition line bear interest at a variable rate based on a margin over the benchmark LIBOR rate. Given amounts outstanding at December 31, 2001, a 1% change in the LIBOR rate would result in a change of approximately $2.2 million to our annual non-floor plan interest expense after giving effect to the interest rate swaps discussed below. Similarly, amounts outstanding under floor plan financing arrangements (including the floor plan line) bear interest at variable rates based on a margin over LIBOR or prime. Based on floor plan amounts outstanding at December 31, 2001, a 1% change in the LIBOR rate would result in a $4.5 million change to annual floor plan interest expense.

    INTEREST RATE SWAPS--In November 2001, we entered into interest rate swap agreements to reduce the effects of changes in interest rates on our floating LIBOR rate long-term debt. At December 31, 2001, we had outstanding three interest rate swap agreements with a financial institution, having a combined total notional principal amount of $300 million, all maturing in November 2003. The swaps require us to pay fixed rates with a weighted average of approximately 2.99% and receive in return amounts calculated at one-month LIBOR. The aggregate fair value of the swap arrangements at December 31, 2001 was $1.8 million. Our swap agreements have been designated and qualify as cash flow hedges of our forecasted variable interest rate payments. To the extent the swap arrangements are not "perfectly effective" (for example, because scheduled rate resets are not simultaneous), the ineffectiveness is reported in "other income" in the income statement. For the year ended December 31, 2001, the ineffectiveness reflected in earnings was $120,000. We entered into these swap arrangements with Goldman Sachs Capital Markets, L.P., an affilate of Goldman, Sachs & Co., the managing underwriter of this offering.

    During 1998, we caused a subsidiary to enter into swap arrangements with a bank in an aggregate initial notional principal amount of $31 million in order to fix a portion of our interest expense and reduce our exposure to floating interest rates. These swaps required the subsidiary to pay fixed rates ranging from 4.7% to 5.2% on the notional principal amounts, and receive in return payments calculated at LIBOR. In December 2000, we terminated our swap arrangements resulting in a gain of $0.4 million which was recognized in the quarter ended March 31, 2001, in connection with our refinancing of certain existing debt utilizing our credit facilities.

    Management continually monitors interest rates and trends in rates and will from time to time reevaluate the advisability of entering into additional derivative transactions to hedge our interest rate risk and may consider restructuring our debt from floating to fixed rate.

    FOREIGN CURRENCY EXCHANGE RISK--All our business is conducted in the U.S. where all our revenues and expenses are transacted in U.S. dollars. As a result, our operations are not subject to foreign exchange risk.

                                    BUSINESS

COMPANY

    We are one of the largest automotive retailers in the United States. We offer our customers an extensive range of automotive products and services, in addition to new and used vehicle sales. We have grown rapidly in recent years, primarily through acquisition, with annual sales of $3.0 billion in 1999, $4.0 billion in 2000 and $4.3 billion in 2001.

    Our retail network is organized into nine regional dealership groups, or "platforms," which are groups of dealerships operating under a distinct brand. Our platforms are located in markets or clusters of markets that we believe represent attractive opportunities, generally due to the presence of relatively few dealerships and high rates of population and income growth. The following is a detailed breakdown of our platforms:

                                       DATE OF INITIAL
PLATFORM-REGIONAL BRANDS               ACQUISITION       PLATFORM MARKETS      FRANCHISES
------------------------               ---------------   ----------------      ----------
Atlanta
Nalley Automotive Group                September 1996    Atlanta               Acura, Audi, Chevrolet, Dodge, Hino,
                                                                               Honda, Infiniti, Isuzu Truck, Jaguar,
                                                                               Jeep, Lexus(c), Navistar, Peterbilt
St. Louis
Plaza Motor Company                    December 1997     St. Louis             Audi, BMW, Cadillac, Infiniti, Land
                                                                               Rover(a), Lexus, Mercedes-Benz,
                                                                               Porsche
Texas
David McDavid Automotive Group         April 1998        Dallas/Fort Worth     Acura, Buick, GMC, Honda, Lincoln,
                                                                               Mercury, Pontiac, Suzuki
                                                         Houston               Honda, Kia, Nissan
                                                         Austin                Acura
Tampa
Courtesy Dealership Group              September 1998    Tampa                 Chrysler, GMC, Hyundai, Infiniti,
                                                                               Isuzu, Jeep, Kia, Lincoln, Mazda(c),
                                                                               Mercedes-Benz, Mercury, Mitsubishi,
                                                                               Nissan, Pontiac, Toyota
Jacksonville
Coggin Automotive Company              October 1998      Jacksonville          Chevrolet, GMC(c), Honda(c), Kia,
                                                                               Mazda, Nissan(c), Pontiac(c), Toyota
                                                         Orlando               Buick, Chevrolet, GMC, Ford,
                                                                               Honda(c), Lincoln, Mercury, Pontiac
                                                         Fort Pierce           BMW, Honda, Mercedes-Benz
Oregon
Thomason Auto Group                    December 1998     Portland              Ford(c), Honda, Hyundai(c), Nissan,
                                                                               Toyota
North Carolina
Crown Automotive Company               December 1998     Greensboro            Acura, Audi, BMW, Dodge, GMC, Honda,
                                                                               Kia, Mitsubishi, Nissan, Pontiac,
                                                                               Volvo, Chrysler(d), Chevrolet(d)
                                                         Chapel Hill           Honda, Volvo
                                                         Fayetteville          Ford, Dodge(d), Daewoo(d)
                                                         Richmond, VA          Acura, BMW(c), Porsche
Arkansas
North Point (previously known as       February 1999     Little Rock           BMW, Ford, Lincoln(c), Mazda,
McLarty Companies)                                                             Mercury(c), Nissan, Toyota,
                                                                               Volkswagen, Volvo
                                                         Texarkana, TX         Chrysler, Dodge, Ford
Mississippi
Gray-Daniels(e)                        April 2000        Jackson               Chrysler, Daewoo(b), Ford, Hyundai,
                                                                               Isuzu(b), Jeep, Lincoln, Mazda,
                                                                               Mercury, Mitsubishi, Nissan(c),
                                                                               Suzuki(b), Toyota

------------------------------

(a) Minority owned and operated by us. See "Related Transactions" for a description of our ownership interest in this franchise.

(b) Pending divestitures.

(c) This platform market has two of these franchises.

(d) Pending acquisition.

(e) We acquired our initial dealerships in Jackson, Mississippi in April 2000. With the acquisition of Gray-Daniels Ford in July 2001, we organized our Jackson dealerships into our ninth platform.

    Each platform originally operated as an independent business before being acquired and integrated into our operations, and each continues to enjoy high local brand name recognition and regional concentration.

COMPANY HISTORY

    We were formed in 1995 by management and Ripplewood Holdings L.L.C. (now known as Ripplewood Investments L.L.C.) In 1997, an investment fund affiliated with Freeman Spogli & Co. Inc. acquired a significant interest in us. These three groups identified an opportunity to aggregate a number of the nation's top retail automotive dealers into one cohesive organization. We acquired eight of our platforms between 1997 and 1999, and combined them on April 30, 2000. In the combination, dealers holding ownership interests in their respective platforms transferred their interests to the Oregon platform in exchange for ownership interests in the Oregon platform. Dealers who held interests in the Oregon platform did not exchange their interests, but had their holdings adjusted to reflect their overall ownership interest in the consolidated company. The Oregon platform then changed its name to Asbury Automotive Group L.L.C. and became the parent company to our platforms and other companies. Since the consolidation of the eight platforms as of April 30, 2000, a ninth platform, the Mississippi platform, was formed on July 2, 2001, following our acquisition of five franchises in the Jackson market, which we added to five franchises that we previously acquired in this market.

OUR STRENGTHS

    We believe our competitive strengths are as follows:

EXPERIENCED AND INCENTIVIZED MANAGEMENT

    - RETAIL AND AUTOMOTIVE MANAGEMENT EXPERIENCE. We have a management team with extensive experience and expertise in the retail and automotive sectors. Kenneth B. Gilman, our president and chief executive officer, served for 25 years at the Limited, Inc. where his most recent assignment was as chief executive officer of Lane Bryant, a retailer of women's clothing and a subsidiary of the Limited, Inc. From 1993 to 2001, Mr. Gilman served as vice chairman and chief administrative officer of the Limited, Inc. with responsibility for, among other things, finance, information technology, supply chain management and production. Thomas R. Gibson, our co-founder and chairman of the board spent most of his 28-year automotive career working with automobile retail dealers throughout the U.S., including serving as president and chief operating officer of Subaru of America. Thomas F. Gilman, our senior vice president and chief financial officer, served for 25 years at DaimlerChrysler where his knowledge of the dealer network allowed him to play a key role assisting DaimlerChrysler dealerships during the recession in the automotive industry in the early 1990s. See "Management." In addition, the former platform owners of seven of our nine platforms, each with greater than 24 years of experience in the automotive retailing industry, continue to manage their respective platforms.

    - INCENTIVIZATION AT EVERY LEVEL. We tie compensation to performance by relying upon an incentive-based pay system at both the platform and dealership levels. At the platform level all our senior management are compensated on an incentive-based pay system while 71% of the senior management at our nine platforms have a stake in our performance based upon their ownership of approximately 40% of our total equity, and will continue to own 23.5% after giving effect to this offering. We also create incentives at the dealership level. Each dealership is managed as a separate profit center by a trained and experienced general manager who has primary responsibility for decisions relating to inventory, advertising, pricing and personnel. We compensate our general managers based on dealership profitability, and the compensation of department managers is similarly based upon departmental profitability. Approximately 80% of compensation earned by our dealerships' general managers and sales forces in 2001 was earned through commissions and performance-based bonuses.

ADVANTAGEOUS BRAND MIX

    We classify our primary franchise sales lines into luxury, mid-line import, mid-line domestic and value. We believe that our current brand mix includes a higher proportion of luxury and mid-line imports franchises to total franchises than most other public automotive retailers. Luxury and mid-line imports together accounted for approximately 66% of our 2001 new retail vehicle revenues and comprise over half of our total franchises. Luxury and mid-line imports generate above average gross margins on sales, and have greater customer loyalty and repeat purchases than mid-line domestic and value automobiles. We also believe that luxury vehicle sales are less susceptible to economic cycles.

    The following table reflects franchises currently owned and franchises expected to be acquired and divested through pending acquisitions and divestitures, and the share of total franchises and new retail vehicle revenue represented by each:

                                                                                         % OF 2001
                                                                    % OF TOTAL           NEW RETAIL
                                    PENDING        PENDING          CURRENT AND           VEHICLE
CLASS/FRANCHISE        CURRENT    ACQUISITIONS   DIVESTITURES   PENDING FRANCHISES        REVENUE
---------------        --------   ------------   ------------   -------------------   ----------------
LUXURY
Acura................      5
Audi.................      3
BMW..................      6
Cadillac.............      1
Infiniti.............      3
Jaguar...............      1
Land Rover(a)........      1
Lexus................      3
Lincoln..............      6
Mercedes-Benz........      3
Porsche..............      2
Volvo................      3
                         ---          ---            ---
    TOTAL LUXURY.....     37                                             29%                  28%
MID-LINE IMPORT
Honda................     11
Mazda................      5
Mitsubishi...........      3
Nissan...............      9
Toyota...............      5
Volkswagen...........      1
                         ---          ---            ---
    TOTAL MID-LINE
      IMPORT.........     34                                             27%                  38%
MID-LINE DOMESTIC
Buick................      2
Chevrolet............      3            1
Chrysler.............      3            1
Dodge................      3            1
Ford.................      7
GMC..................      6
Jeep.................      3
Mercury..............      6
Pontiac..............      6
                         ---          ---            ---
    TOTAL MID-LINE
      DOMESTIC.......     39            3                                31%                  26%
VALUE
Daewoo...............      1            1             (1)
Hyundai..............      4
Isuzu................      2                          (1)
Kia..................      4
Suzuki...............      2                          (1)
                         ---          ---            ---
    TOTAL VALUE......     13            1             (3)                10%                   4%
HEAVY TRUCKS
Hino.................      1
Isuzu................      1
Navistar.............      1
Peterbilt............      1
                         ---
    TOTAL HEAVY
      TRUCKS.........      4                                              3%                   4%
                         ---          ---            ---              ------               ------
TOTAL................    127            4             (3)               100%                 100%
                         ===          ===            ===              ======               ======

------------------------------
(a) Minority owned and operated by us. See "Related Party Transactions" for a description of our ownership interest in this franchise.

REGIONAL CONCENTRATION AND STRONG BRANDING OF OUR PLATFORMS

    Each of our platforms is comprised of between 7 and 24 franchises and on a pro forma basis for 2001, sold an average of over 18,500 vehicles and generated an average of approximately $500 million in revenues.

    Each of our platforms maintains a strong regional brand. We believe that our cultivation of strong regional brands can be beneficial because:

       - platforms enjoy strong local brand recognition from their long presence and regional advertising;

       - consumers may prefer to interact with a locally recognized brand;

       - placing our franchises in one region under a single brand allows us to generate significant advertising savings; and

       - our platforms can retain customers even as they purchase and service different automobile brands.

DIVERSIFIED REVENUE STREAMS/VARIABLE COST STRUCTURE


    Our operations provide a diversified revenue base that we believe mitigates the impact of slower new car sales volumes. Used car sales and parts, service and collision repair sales, which represented 38% of our total 2001 revenue, generate higher profit margins than new car sales and tend to fluctuate less with economic cycles. In addition, our variable cost structure helps us manage expenses in an economic downturn, as a large part of our operating expenses consist of incentive-based compensation, vehicle carrying costs and advertising.


    - NEW VEHICLES. Our franchises include a diverse portfolio of 36 American, European and Asian brands. We believe that our diverse brand, product and price mix enables us to reduce our exposure to specific product supply shortages and changing customer preferences. New vehicle sales were approximately 59% of our total revenues and 31% of total gross profit in 2001.

    - USED VEHICLES. We sell used vehicles at virtually all our franchised dealerships. Retail sales of used vehicles has become an increasingly significant source of profit for us, making up approximately 27% of our total revenues and 16% of total gross profit in 2001. We obtain used vehicles through customer trade-ins, auctions restricted to new vehicle dealers (offering off-lease, rental and fleet vehicles) and "open" auctions which offer repossessed vehicles and vehicles sold by other dealers. We sell our used vehicles to retail customers when possible. We dispose of used vehicles that are not purchased by retail customers through sales to other dealers and at auction.

    - FINANCE AND INSURANCE. We arranged customer financing on over 70% of the vehicles we sold in 2001. These transactions result in commissions being paid to us by the indirect lenders, including manufacturer-captive finance arms. In addition to the finance commissions, each of these transactions creates other highly profitable sales opportunities, including extended service contracts and various insurance-related products for the consumer. Our size and sales volume motivate vendors to provide these products to us at substantially reduced fees compared to industry norms which result in competitive advantages as well as acquisition synergies. Furthermore, many of the insurance products we sell result in additional underwriting profits and investment income yields based on portfolio performances. Profits from finance and insurance generated approximately 3% of our total revenues and 16% of our total gross profit in 2001.

    - PARTS, SERVICE AND COLLISION REPAIR. We sell parts and provide maintenance and repair service at all our franchised dealerships. In addition, we have 24 free-standing collision repair centers in close proximity to dealerships in substantially all our platforms. Our dealerships and collision repair centers collectively operate approximately 1,600 service bays. Revenues from parts, service and collision repair centers were approximately 11% of our total revenues and 37% of our total gross profit in 2001.

OUR STRATEGY

    Our objective is to be the most profitable automotive retailer in select markets in the United States. To achieve this objective, we intend to grow through targeted acquisitions, expand our higher margin businesses, emphasize decentralized dealership operations and enhance our customer relationship management.

CONTINUED GROWTH THROUGH TARGETED ACQUISITIONS

    We intend to continue to grow through acquisitions. We will seek to establish platforms in new markets through acquisitions of large, profitable and well-managed dealership groups. In addition, we will pursue tuck-in acquisitions to complement the related platform by increasing brand diversity, market coverage and services.

    - PLATFORM ACQUISITIONS. We will seek to establish platforms in new geographic markets through acquisitions of large, profitable and well-managed dealership groups in metropolitan and high-growth suburban markets in which we are not currently present. We will target those platforms with superior operational and financial management personnel. We believe that the retention of existing high quality management who understand the local market will enable acquired platforms to continue to operate efficiently, while allowing us to source future acquisitions more effectively and expand our operations without having to employ and train untested new personnel. Moreover, we believe we are well-positioned to pursue larger, established acquisition candidates as a result of the reputation of the original owners of our nine platforms as leaders in the automotive retailing industry.

    - TUCK-IN ACQUISITIONS. One of our goals is to become the market leader in every region in which we operate a platform. We plan to acquire additional dealerships in each of the markets in which we operate, including acquisitions that increase the brands, products and services offered in that market. Since 1995 we have made 18 tuck-in acquisitions (representing 44 franchises) to add additional strength and brand diversity to our platforms. We believe that these acquisitions in the past and in the future will facilitate our regional operating efficiencies and cost savings in areas such as advertising and facility and personnel utilization.

    - FOCUS ON ACQUISITIONS PROVIDING GEOGRAPHIC AND BRAND DIVERSITY. By focusing on geographic and brand diversity, we seek to manage economic risk and drive growth and profitability. By having a presence in all major brands and by avoiding concentration with one manufacturer, we are well positioned to reduce our exposure to specific product supply shortages and changing customer preferences. At the same time, we will seek to continue to increase the proportion of our dealerships that are in markets with favorable demographic characteristics or that are franchises of fast-growing, high margin brands. In particular, we will focus on luxury dealerships (such as BMW, Lexus and Mercedes-Benz) and mid-line import dealerships (such as Honda, Toyota and Nissan). On an ongoing basis we will continue to evaluate the performance of our dealerships to determine if the sale of a particular dealership is advisable.

FOCUS ON HIGHER MARGIN PRODUCTS AND SERVICES

    While new vehicle sales are critical to drawing customers to our dealerships, used vehicle retail sales, parts, service and collision repair and finance and insurance provide significantly higher gross profit margins. We currently derive approximately two-thirds of our total gross profit from these areas. In addition, we have discipline-specific executives at both the corporate and platform level who focus on both increasing the penetration of current services and expanding the breadth of our offerings to customers. While each of our platforms operates independently in a manner consistent with its specific market's characteristics, each platform will pursue an integrated strategy to grow these higher margin businesses to enhance profitability and stimulate internal growth.

    - FINANCE AND INSURANCE. We intend to continue to bolster our finance and insurance revenues by offering a broad range of conventional finance and lease alternatives to fund the purchase of new and used vehicles. In addition to financing vehicle sales, we intend to expand our already broad offering of customer products like credit insurance, extended service contracts, maintenance programs and a host of other niche products to meet all of our customer needs on a "one stop" shopping basis. Furthermore, based on size and scale, we believe we will be able to continue negotiating with lending institutions and product providers to increase commissions on each of the products and services we sell. Moreover, continued in-depth sales training efforts and innovative computer technologies will serve as important tools in enhancing our finance and insurance profitability.

    - PARTS, SERVICE AND COLLISION REPAIR. Each of our platforms offers parts and performs vehicle service work and substantially all of our platforms operate collision repair centers, all of which provide an important source of recurring higher gross profit margins. Currently, gross profit generated from these businesses absorbs approximately 60% of our total operating expenses, excluding salespersons' compensation. Expanding this absorption rate through focused marketing and customer relationship management represents a major opportunity for growth.

DECENTRALIZED DEALERSHIP OPERATIONS

    We believe that decentralized dealership operations on a platform basis empower our retail network to provide market-specific responses to sales, service, marketing and inventory requirements. These operations are complemented by centralized technology and financial controls, as well as sharing of best practices and market intelligence throughout the organization.

    While our administrative headquarters is located in Stamford, Connecticut, the day-to-day responsibility for the dealerships rests with each regional management team. Each of our platforms has a management structure that is intended to promote and reward entrepreneurial spirit and the achievement of team goals.

    The chart below depicts our typical platform management structure:

                   AVERAGE EXPERIENCE OF PLATFORM MANAGEMENT

                 [FLOW CHART OF PLATFORM MANAGEMENT STRUCTURE]

    Each of our dealerships is managed by a general manager who has authority over day-to-day operations. The general manager of each dealership is supported by a management team consisting, in most circumstances, of a new vehicle sales manager, a used vehicle sales manager, a finance and insurance manager and parts and service managers. Our dealerships are operated as distinct profit centers in which the general managers are given significant autonomy. The general managers are responsible for the operations, personnel and financial performance of their dealerships.

    We employ professional management practices in all aspects of our operations, including information technology and employee training. A peer review process is also in place in which the platform managers address best practices, operational challenges and successes, and formulate goals for other platforms. Platforms utilize computer-based management information systems to monitor each dealership's sales, profitability and inventory on a daily basis. We believe the application of professional management practices provides us with a competitive advantage over many dealerships. In addition, platform management teams' thorough understanding of the local market enables them to effectively run day-to-day operations, recruit new employees and gauge acquisition opportunities in their market area.

CUSTOMER RELATIONSHIP MANAGEMENT

    We are implementing a CRM initiative to increase customer loyalty and satisfaction and reduce marketing costs by redirecting expenditures from mass media to targeted communications. We expect to create a differentiated customer experience, allowing us to capture a greater percentage of our targeted households' automotive spending. Our CRM initiative includes the engagement of

McKinsey & Company, a leading management consulting firm, to help develop the program and pilot it in Jacksonville. We are also investing in a CRM software solution to provide the necessary technological tools.

    We believe CRM will be particularly effective in the automotive industry given high customer (household) lifetime value, coupled with the industry's historic focus on short-term transactions as opposed to long-term customer retention. In addition to driving incremental new and used purchases over a multi-year period for a given household, we can benefit from incremental finance and insurance purchases and greater service expenditures, particularly post warranty. We also know that profitability varies dramatically by customer segment, as it does in most retail sectors; thus, we expect to benefit from initiatives that successfully target high value segments.

SALES AND MARKETING

    NEW VEHICLE SALES. Our new vehicle retail sales include new vehicle retail lease transactions and other similar agreements, which are arranged by our individual dealerships. New vehicle leases generally have short terms, which cause customers to return to a dealership more frequently than in the case of financed purchases. In addition, leases provide us with a steady source of late-model, off-lease vehicles for our used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, allowing dealerships to provide repair service to the lessee throughout the lease term. Historically, less than 4% of our new vehicle sales revenue is derived from fleet sales, which are generally conducted on a commission basis.

    We design our dealership service to meet the needs of our customers and establish relationships that will result in both repeat business and additional business through customer referrals. Our dealerships employ varying sales techniques to address changes in consumer preference.

    We incentivize our dealership managers to employ more efficient selling approaches, engage in extensive follow-up to develop long-term relationships with customers and extensively train sales staffs to be able to meet customer needs. We continually evaluate innovative ways to improve the buying experience for our customers and believe that our ability to share best practices across our dealerships gives us an advantage over other dealerships.

    We acquire substantially all our new vehicle inventory from manufacturers. Manufacturers allocate limited inventory among their franchised dealers based primarily on sales volume and input from dealers. We finance our inventory purchases through revolving credit arrangements known in the industry as floor plan facilities.

    USED VEHICLE SALES. Used vehicle sales typically generate higher gross margins than new vehicle sales. We intend to grow our used vehicle sales by maintaining a high quality inventory, providing competitive prices and extended service contracts and continuing to enhance our marketing initiatives.

    Profits from sales of used vehicles are dependent primarily on the ability of our dealerships to obtain a high quality supply of used vehicles and effectively manage inventory. New vehicle operations provide our used vehicle operations with a large supply of high quality trade-ins and off-lease vehicles, which we believe are the best sources of attractive used vehicle inventory. We supplement our used inventory with vehicles purchased at auctions.

    Used vehicles are generally offered at our dealerships for 45 to 60 days on average, after which, if they have not been sold to a retail buyer, they are either sold to an outside dealer or offered at auction. During 2001, approximately 79% of used vehicles sales were made to retail buyers. We may transfer used vehicles among dealerships to provide balanced inventories of used vehicles at each of our dealerships. We believe that acquisitions of additional dealerships will expand the internal market for transfer of used vehicles among our dealerships and, therefore, increase the ability of each dealership to offer a balanced mix of used vehicles. We developed integrated computer inventory systems allowing us to coordinate vehicle transfers among our dealerships, primarily on a regional basis.

    Several steps have been taken towards building client confidence in our used vehicle inventory, one of which includes participation in the manufacturers' certification processes which are available only to new vehicle franchises. This process makes certain used vehicles eligible for new vehicle benefits such as new vehicle finance rates and extended manufacturer warranties. In addition, each dealership offers extended warranties on our used car sales.

    FINANCE AND INSURANCE. We arranged customer financing on over 70% of the vehicles we sold in 2001, approximately 99% of which was non-recourse to us. These transactions generate commission revenue from indirect lenders, including manufacturer captive finance arms. In addition to finance commissions, each of these transactions creates other opportunities for more profitable sales, such as extended service contracts and various insurance-related products for the consumer. Our size and volume capabilities motivate vendors to provide these products at substantially reduced fees compared to the industry average which result in competitive advantages as well as acquisition synergies. Furthermore, many of the insurance products we sell result in additional underwriting profits and investment income yields based on portfolio performances.

    PARTS, SERVICE AND COLLISION REPAIR. Historically, the automotive repair industry has been highly fragmented. However, we believe that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to achieve the expertise required to perform major or technical repairs. Additionally, manufacturers permit warranty work to be performed only at franchised dealerships. As a result, unlike independent service stations or independent and superstore used car dealerships with service operations, our franchised dealerships are qualified to perform work covered by manufacturer warranties on increasingly technologically complex motor vehicles.

    Our profitability in parts and service can be attributed to our comprehensive management system, including the use of variable rate pricing structures, cultivation of strong client relationships through an emphasis on preventive maintenance and the efficient management of parts inventory.

    We use variable rate structures designed to reflect the difficulty and sophistication of different types of repairs to compensate employees working in parts and service. The percentage mark-ups on parts are also variably priced based on market conditions for different parts.

    One of our major goals is to retain each vehicle purchaser as a long-term customer of our parts and service department. Currently, only 30% of customers return to our dealerships for other services after the vehicle warranty expires. Significant opportunity for growth exists in the auxiliary services part of our business. Each dealership has systems in place to track customer maintenance records and notify owners of vehicles purchased at the dealerships when their vehicles are due for periodic services. Service and repair activities are an integral part of our overall approach to customer service.

    ADVERTISING. Our largest advertising medium is local newspapers, followed by radio, television, direct mail and the yellow pages. The retail automotive industry has traditionally used locally produced, largely unprofessional materials, often developed under the direction of each dealership's general manager. Each of our platforms has created common marketing materials for their dealerships using professional advertising agencies. Our corporate chief marketing officer helps oversee and share creative materials and general marketing best practices across platforms. Our total company marketing expense was $43.1 million in 2001 which translates into an average of $272, per retail vehicle sold. In addition, manufacturers' direct advertising spending in support of their brands provides approximately 60% of the total amount spent on new car advertising in the U.S.

    COMMITMENT TO CUSTOMER SERVICE. We are focused on providing a high level of customer service to meet the needs of an increasingly sophisticated and demanding automotive consumer. We strive to cultivate lasting relationships with our customers, which we believe enhances the opportunity for significant repeat and referral business. For example, our platforms regard service and repair operations as an integral part of the overall approach to customer service, providing an opportunity to foster ongoing relationships with customers and deepen loyalty.

    INTERNET AND E-COMMERCE. We believe that the growth of the Internet and e-commerce represents a new opportunity to build our platforms' brands and expand the geographic borders of their markets. We are applying e-commerce to our strategy of executing professionally developed best practices under the supervision of discipline-specific central management throughout our autonomous platforms. We believe that our e-commerce strategy constitutes a coherent, cost-effective and sustainable approach that allows us to leverage the projected growth of the Internet.

    At the corporate level, information technology-e-commerce executives set the parameters of our overall e-commerce strategy. Our strategy mandates that each platform establish a website that incorporates a professional design to reinforce the platform's unique brand and advanced functionalities to ensure that the website can hold the attention of customers and perform the informational and interactive functions for which the Internet is uniquely suited. Manufacturer website links provide our platforms with key sources of referrals.

    Our commitment to e-commerce flows through to the platform level. Each platform maintains an e-commerce department, staffed with dedicated personnel, to promote the platform's brand over the World Wide Web and capitalize on Internet-originated sales leads. Many platforms use the Internet to communicate with customers both prior to vehicle purchase and after purchase to coordinate and market maintenance and repair services. Finally, each platform utilizes the Internet as an integral part of its overall branding and advertising efforts by ensuring that its website is aggressively promoted and periodically upgraded.

    MANAGEMENT INFORMATION SYSTEM. We consolidate financial, accounting and operational data received from our dealers nationwide through an exclusive private communication network.

    The data from the dealers is gathered and processed through their individual dealer management system. All our dealers use software from ADP, Inc., Reynolds & Reynolds, Co. or UCS, Inc. as their dealer management system. Our systems strategy allows for our platforms to choose the dealer management system that best fits their daily operational needs. We aggregate the information from the three disparate systems at our corporate headquarters to create one single view of the business using Hyperion financial systems.

    Our information technology allows us to quickly integrate and aggregate the information from a new acquisition. By creating a connection over our private network between the dealer management system and corporate Hyperion financial systems, corporate management can quickly view the financial, accounting and operational data of the newly acquired dealer. In that way, we can efficiently integrate the acquired dealer into our operational strategy.

COMPETITION

    In new vehicle sales, our platforms compete primarily with other franchised dealerships in their regions. We do not have any cost advantage in purchasing new vehicles from the manufacturers. Instead, we rely on advertising and merchandising, sales expertise, service reputation and location of our dealerships to sell new vehicles. In recent years, automobile dealers have also faced increased competition in the sale or lease of new vehicles from independent leasing companies, on-line purchasing services and warehouse clubs. Our used vehicle operations compete with other franchised dealers, independent used car dealers, automobile rental agencies and private parties for supply and resale of used vehicles. See "Risk Factors--Substantial competition in automobile sales may adversely affect our profitability."

    In our vehicle financing business, we compete with direct consumer lending institutions such as local banks, savings and loans and credit unions, including through the Internet. Our ability to offer manufacturer-subsidized financing terms as part of an incentive-based sales strategy can place us at a competitive advantage relative to independent financing companies. We also compete in this area based on:

    - interest rates; and

    - convenience of "one stop shopping," which we offer by arranging vehicle financing at the point of purchase.

    We seek to reduce our cost of funds, and as a result, the interest rates we charge, through leveraging our volume of business to obtain discounted terms.

    We compete against other franchised dealers to perform warranty repairs and against other automobile dealers, franchised and independent service centers for non-warranty repair and routine maintenance business. We compete with other automobile dealers, service stores and auto parts retailers in our parts operations. We believe that the principal competitive factors in parts and service sales are the use of factory-approved replacement parts, price, the familiarity with a manufacturer's brands and models and the quality of customer service. A number of regional and national chains offer selected parts and services at prices that may be lower than our prices.

FACILITIES

    We have 127 franchises situated in 91 dealership locations throughout nine states. We lease 57 of these locations and own the remainder. We have five locations in Mississippi and two locations in North Carolina where we lease the land but own the building facilities. The locations are included in the leased column of the table below. In addition, we operate 24 collision repair centers.

                                                                    COLLISION REPAIR
                                                 DEALERSHIPS             CENTERS
                                             -------------------   -------------------
                                              OWNED      LEASED     OWNED      LEASED
                                             --------   --------   --------   --------
Arkansas...................................      1          5          1          1
Atlanta....................................      3(a)       8(b)       2          2
Jacksonville...............................     14          3          5          1
Mississippi................................      1          6          0          1
North Carolina.............................     11          6          1          0
Oregon.....................................      0          7          0          2
St. Louis..................................      4          1          1          0
Tampa......................................      0         12          0          2
Texas......................................      0          9          0          5
                                                --         --         --         --
Total......................................     34         57         10         14
                                                ==         ==         ==         ==

------------------------

(a) One of our dealerships in Atlanta that owns a new vehicle facility operates a separate used vehicle facility that is leased.

(b) One of our dealerships in Atlanta that leases a new vehicle facility operates a separate used vehicle facility that is owned.

    We lease our corporate headquarters, which is located at 3 Landmark Square, Suite 500, in Stamford, Connecticut.

FRANCHISE AGREEMENTS

    Each of our dealerships operates pursuant to franchise agreements between the applicable manufacturer and the dealership. The typical automotive franchise agreement specifies the locations at which the dealer has the right and obligation to sell the manufacturer's automobiles and related parts and products and to perform certain approved services. The franchise agreement grants the dealer the non-exclusive right to use and display the manufacturer's trademarks, service marks and designs in the form and manner approved by the manufacturer.


    The allocation of new vehicles among dealerships is subject to the discretion of the manufacturer, which generally does not guarantee a dealership exclusivity within a given territory. A franchise agreement may impose requirements on the dealer concerning such matters as the showrooms, the facilities and equipment for servicing vehicles, the maintenance of inventories of vehicles and parts, the maintenance of minimum net working capital, the achievement of certain sales targets, minimum customer service and satisfaction standards and the training of personnel. Compliance with these requirements is closely monitored by the manufacturer. In addition, many manufacturers require each dealership to submit monthly and annual financial statements.


    We are subject to additional provisions contained in supplemental agreements, framework agreements or franchise addenda, which we collectively refer to as "franchise framework agreements." Many of our dealerships are also subject to these agreements. Franchise framework agreements impose requirements similar to those discussed above, as well as limitations on changes in our ownership or management and limitations on the number of a particular manufacturer's franchises we may own. In addition, we are party to an agreement with General Motors Corporation under which we have divested ourselves of and agreed not to acquire Saturn franchises.


    PROVISIONS FOR TERMINATION OR NON-RENEWAL OF FRANCHISE AGREEMENTS. Certain franchise agreements expire after a specified period of time, ranging from one to five years, and we expect to renew expiring agreements for franchises we wish to continue in the ordinary course of business. Typical franchise agreements provide for termination or non-renewal by the manufacturer under certain circumstances, including insolvency or bankruptcy of the dealership, failure to adequately operate the dealership, failure to maintain any license, permit or authorization required for the conduct of business, or material breach of other provisions of the franchise agreement. Some of our franchise agreements and franchise framework agreements provide that the manufacturer may acquire our dealerships or terminate the franchise agreement if a person or entity acquires an equity interest or voting control above a specified level (ranging from 20% to 50% depending on the particular manufacturer's restriction) in us without the approval of the applicable manufacturer. This trigger can fall to as low as 5% if the entity acquiring the equity interest in us is another automobile manufacturer or a felon whose conviction stems from fraudulent sales practices or violations of state or federal consumer protection laws. The terms of provisions of this type may be interpreted by manufacturers to apply to certain of the transactions involved in this offering. Some manufacturers also restrict changes in the membership of our board of directors. Our agreement with one manufacturer, Toyota, in addition to imposing the restrictions previously mentioned, provides that it may require us to sell our Toyota franchises (including Lexus) according to the terms of the agreement if, without its consent, the owners of a majority of our equity prior to this offering cease to own a majority of our equity or if Timothy C. Collins ceases to control us through imputed control of Ripplewood Investments L.L.C. Although our franchise agreements may not be renewed or may be terminated prior to the conclusion of their terms, manufacturers have rarely chosen to take such action. Further, as discussed below, state dealer laws substantially limit the ability of manufacturers to terminate or fail to renew franchise agreements. See "Risk Factors--If we fail to obtain renewals of one or more of our franchise agreements from vehicle manufacturers on favorable terms, or if one or more of our franchise agreements are terminated, our operations could be significantly compromised."

    MANUFACTURERS' LIMITATIONS ON ACQUISITIONS. We are required to obtain the consent of the applicable manufacturer before we can acquire any additional dealership franchises. Six of our manufacturers impose limits on the number of dealerships we are permitted to own at the metropolitan, regional and national levels. These limits vary according to the agreements we have with each of the manufacturers but are generally based on fixed numerical limits or on a fixed percentage of the aggregate sales of the manufacturer. We currently own the maximum number of dealerships allowed under our franchise agreement with Acura and have only one more dealership available for Jaguar. We are also approaching the ownership limits allocated under our framework franchise agreement with Toyota/Lexus. Unless we renegotiate these franchise agreements or receive the consent of the manufacturers, we may be prevented from making further acquisitions upon reaching the limits provided for in these framework franchise agreements.

    STATE DEALER LAWS. We operate in states that have state dealer laws limiting manufacturers' ability to terminate dealer franchise agreements. We are basing the following discussion of state dealer laws on our understanding of these laws and therefore, the description may not be accurate. State dealer laws generally provide that it is a violation for manufacturers to terminate or refuse to renew franchise agreements unless they provide written notice to the dealers setting forth good cause and stating the grounds for termination or nonrenewal. State dealer laws typically require 60 to 90 days advance notice to dealers prior to termination or nonrenewal of a franchise agreement. Some state dealer laws allow dealers to file protests or petitions within the notice period and allow dealers an opportunity to comply with the manufacturers' criteria. These statutes also provide that manufacturers are prohibited from unreasonably withholding approval for a proposed change in ownership of the dealership. Acceptable grounds for disapproval include material reasons relating to the character, financial ability or business experience of the proposed transferee. See "Risk Factors--If state dealer laws are repealed or weakened, our dealerships will be more susceptible to termination, non-renewal or re-negotiation of their franchise agreements."

GOVERNMENTAL REGULATIONS

    A number of federal, state and local regulations affect our marketing, selling, financing and servicing of automobiles. The nine platforms also are subject to state laws and regulations relating to business corporations generally.

    Under various state laws, each of our dealerships must obtain a license in order to establish, operate or relocate a dealership or provide certain automotive repair services. These laws also regulate conduct of our businesses, including advertising and sales practices. Other states into which we may expand our operations in the future are likely to have similar requirements.

    Our financing activities with our customers are subject to federal truth-in-lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales. Penalties for violation of any of these laws or regulations may include revocation of necessary licenses, assessment of criminal and civil fines and penalties, and in certain instances, create a private cause of action for individuals. We believe that we comply substantially with all laws and regulations affecting our business and do not have any material liabilities under such laws and regulations and that compliance with all such laws and regulations will not, individually or in the aggregate, have a material adverse effect on our capital expenditures, earnings or competitive position, and we do not anticipate that such compliance will have a material effect on us in the future. See "Risk Factors--Governmental regulations and environmental regulation compliance costs may adversely affect our profitability."

ENVIRONMENTAL MATTERS

    We are subject to a wide range of environmental laws and regulations, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes and the remediation of contamination. As with automobile dealerships generally, and service and parts and collision repair center operations in particular, our business involves the generation, use, handling and disposal of hazardous or toxic substances and wastes. Operations involving the management of wastes are subject to requirements of the Federal Resource Conservation and Recovery Act and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for handling, storage, treatment, transportation and disposal of regulated substances and wastes with which we must comply.

    Our business also involves the use of above ground and underground storage tanks. Under applicable laws and regulations, we are responsible for the proper use, maintenance and abandonment of our regulated storage tanks and for remediation of subsurface soils and groundwater impacted by releases from existing or abandoned storage tanks. In addition to these regulated tanks, we own, operate, or have otherwise closed in place other underground and above ground devices or containers (such as automotive lifts and service pits) that may not be classified as regulated tanks, but which could or may have released stored materials into the environment, thereby potentially obligating us to clean up any soils or groundwater resulting from such releases.

    We are also subject to laws and regulations governing remediation of contamination at or from our facilities or to which we send hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on those that are considered to have contributed to the release of a "hazardous substance." Responsible parties include the owner or operator of the site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such sites. These responsible parties may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances.

    Further, the Federal Clean Water Act and comparable state statutes prohibit discharges of pollutants into regulated waters without the necessary permits, require containment of potential discharges of oil or hazardous substances and require preparation of spill contingency plans. We believe that we are in material compliance with those wastewater discharge requirements as well as requirements for the containment of potential discharges and spill contingency planning.

    Environmental laws and regulations are very complex and it has become difficult for businesses that routinely handle hazardous and non-hazardous wastes to achieve and maintain full compliance with all applicable environmental laws. From time to time we experience incidents and encounter conditions that will not be in compliance with environmental laws and regulations. However, none of our dealerships have been subject to any material environmental liabilities in the past and we do not anticipate that any material environmental liabilities will be incurred in the future. Nevertheless, environmental laws and regulations and their interpretation and enforcement are changed frequently and we believe that the trend of more expansive and stricter environmental legislation and regulations is likely to continue. Hence, there can be no assurance that compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by us, or that such expenditures would not be material. See "Risk Factors--Governmental regulations and environmental regulation compliance costs may adversely affect our profitability."

EMPLOYEES

    As of December 31, 2001, we employed approximately 7,725 people, of whom approximately 620 were employed in managerial positions, approximately 2,110 were employed in non-managerial sales positions, approximately 4,045 were employed in non-managerial parts and service positions, approximately 750 were employed in administrative support positions and approximately 200 were employed in non-managerial finance and insurance positions. We intend, upon completion of the offering, to provide certain executive officers and managers with options to purchase common stock and believe this equity incentive will be attractive to our existing and prospective employees. See "Management--2002 Stock Option Plan".

    We believe our relationship with our employees is favorable. None of our employees are represented by a labor union. Because of our dependence on vehicle manufacturers, however, we may be affected adversely by labor strikes, work slowdowns and walkouts at vehicle manufacturers' production facilities and transportation modes.

LEGAL PROCEEDINGS AND INSURANCE

    From time to time, we and our nine platforms are named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of our business. Currently, no legal proceedings are pending against us or the nine platforms that, in management's opinion, could be expected to have a material adverse effect on our business, financial condition or results of operations.

    Because of their vehicle inventory and nature of business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. Our insurance program includes three umbrella policies with a total per occurrence and aggregate limit of $100 million. We also have insurance on our real property, comprehensive coverage for our vehicle inventory, garage liability and general liability insurance, employee dishonesty insurance and errors and omissions insurance in connection with our vehicle sales and financing activities.

INDUSTRY OVERVIEW

    Automotive retailing, with 2001 industry sales of approximately
$1.0 trillion, is the largest consumer retail market in the U.S., representing approximately 10% of gross domestic product according to figures provided by the Bureau of Economic Analysis. From 1997 through 2001, retail new vehicle unit sales have grown at a 2.9% compound annual rate. Over the same period, retail used vehicle units have grown at a 0.7% compound annual rate. Retail sales of new vehicles, which are conducted exclusively through new vehicle dealers, were approximately $380 billion in 2001. In addition, used vehicle sales in 2001 were estimated at $376 billion, with approximately $268 billion in sales by franchised and independent dealers and the balance in privately negotiated transactions.

    Of the approximately 17.2 million new vehicles sold in the United States in 2001, approximately 28% were manufactured by General Motors Corporation, 23% by Ford Motor Company, 15% by DaimlerChrysler Corporation, 10% by Toyota Motor Corp., 7% by Honda Motor Co., Ltd., 4% by Nissan Motor Co., Ltd. and 13% by other manufacturers. Sales of newer used vehicles have increased over the past five years, primarily as a result of the greater availability of newer used vehicles due to the increased popularity of short-term leases. Approximately
42.6 million used vehicles were sold in 2001. Franchised dealers accounted for
15.9 million, or 37%, of all used vehicle units sold. Independent lots accounted for 34% with the balance accounted for in privately negotiated transactions.

    INDUSTRY CONSOLIDATION. Franchised dealerships were originally established by automobile manufacturers for the distribution of new vehicles. In return for granting dealers exclusive distribution rights within specified territories, manufacturers exerted significant influence over their dealers by limiting the transferability of ownership in dealerships, designating the dealership's location, and managing the supply and composition of the dealership's inventory. These arrangements resulted in the proliferation of small, single-owner operations that, at their peak in the late 1940's, totaled almost 50,000. As a result of competitive, economic and political pressures during the 1970's and 1980's, significant changes and consolidation occurred in the automotive retail industry. One of the most significant changes was the increased penetration by foreign manufacturers and the resulting loss of market share by domestic manufacturers, which forced many dealerships to close or sell to better capitalized dealership groups. According to industry data, the number of franchised dealerships has declined from approximately 27,900 in 1980 to approximately 22,150 in 2001. Although significant consolidation has taken place since the automotive retailing industry's inception, the industry today remains highly fragmented, with the largest 100 dealer groups generating less than 10% of total sales revenues and controlling less than 8% of all franchised dealerships.

    We believe that further consolidation is likely due to increased capital requirements of dealerships, the limited number of viable alternative exit strategies for dealership owners and the desire of certain manufacturers to strengthen their brand identity by consolidating their franchised dealerships. We also believe that an opportunity exists for dealership groups with significant equity capital and experience in identifying, acquiring and professionally managing dealerships, to acquire additional dealerships for cash, stock, debt or a combination thereof. Publicly-owned dealer groups, such as ours, are able to offer prospective sellers tax-advantaged transactions through the use of publicly traded stock which may, in certain circumstances, make them more attractive to prospective sellers.

    INDUSTRY OPPORTUNITIES. In addition to new and used vehicles, dealerships offer a wide range of other products and services, including repair and warranty work, replacement parts, extended warranty coverage, financing and insurance. In 2000, the average dealership's revenue consisted of 60% new vehicle sales, 29% used vehicle sales and 11% parts and services. Sales of newer used vehicles by franchised dealers have increased over the past five years, primarily as a result of the substantial increase in new vehicle prices and the greater availability of newer used vehicles due to the increased popularity of short-term leases. Franchised dealers retailed 15.9 million used vehicles in 2001, amounting to only 37% of all used vehicles sold in the U.S. Independent used vehicle dealers and private transactions accounted for the rest of the
42.6 million used vehicles sold in 2001.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Set forth below are the names of our executive officers and directors, together with their ages and positions.

NAME                                  AGE            POSITION
----                          --------------------   --------
Kenneth B. Gilman...........                    55   President, Chief Executive Officer and Director

Thomas R. Gibson............                    59   Chairman of the Board

Thomas F. Gilman............                    51   Senior Vice President and Chief Financial Officer

Robert D. Frank.............                    53   Senior Vice President--Automotive Operations

Thomas G. McCollum..........                    46   Vice President--Finance and Insurance

Phillip R. Johnson..........                    53   Vice President--Human Resources

Allen T. Levenson...........                    38   Vice President--Marketing and Customer Experience

John C. Stamm...............                    45   Vice President--Fixed Operations

Timothy C. Collins..........                    45   Director

Ben David McDavid...........                    60   Director

John M. Roth................                    43   Director

Ian K. Snow.................                    32   Director

    Set forth below is a brief description of our directors' and executive officers' business experience.

    KENNETH B. GILMAN has served as our president, chief executive officer and director since December 2001. He joined us following a 25-year career with The Limited Inc., the multi-brand apparel retailer, where his most recent assignment was as chief executive officer of Lane Bryant. From 1993 to 2001, Mr. Gilman served as vice chairman and chief administrative officer of The Limited, Inc. with responsibility for finance, information technology, supply chain management, production, real estate, legal and internal audit. From 1987 to 1993, he was executive vice president and chief financial officer. He joined the The Limited's executive committee in 1987 and was elected to its board in 1990. Mr. Gilman began his career at The Limited as assistant controller in 1976. His career progression at The Limited from 1976 to 2001 encompassed a variety of assignments and promotions including vice president, treasurer, senior vice president and corporate controller. During his time at The Limited, the company grew from a single division of $69 million in sales to more than ten divisions with over $10 billion in sales. He holds a bachelor's degree from Pace University and is a Certified Public Accountant.

    THOMAS R. GIBSON served as our interim chief executive officer from October 2001, following the death of Brian E. Kendrick, until the hiring of Kenneth B. Gilman in December 2001. He is one of our founders and has served as our president and chief executive officer between November 1995 and November 1999, and as our chairman since 1995. Mr. Gibson has over 30 years experience in the automotive retailing industry. Prior to joining us, he served as president and chief operating officer of Subaru of America. Mr. Gibson was part of Lee Iacocca's management team at Chrysler from 1980 to 1982, where he served as director of marketing operations and general manager of import operations. He began his career in 1967 with the Ford Motor Company and held key marketing and field management positions in both the Lincoln-Mercury and Ford divisions.
Mr. Gibson serves on the board of directors of IKON Office Solutions, including its Audit, Executive and Strategies committees. Mr. Gibson is a graduate of DePauw University and holds a master's in business administration from Harvard University.

    THOMAS F. GILMAN has served as our senior vice president and chief financial officer since January 2002. From April 2001 to January 2002, Mr. Gilman served as our vice president and chief financial officer. From 1973 to 2000, Mr. Gilman worked for Chrysler/DaimlerChrysler Corporation. At Chrysler, Mr. Gilman began his finance career in manufacturing operations at the divisional and plant levels, including 3 years at Chrysler de Mexico. Mr. Gilman's experiences at Chrysler included participation of the Chrysler Loan Guarantee efforts, the acquisition by Chrysler of American Motors (Jeep) and the creation of the 1990 Billion Dollar Cost Reduction Program. From 1990 to 1994, Mr. Gilman was responsible for Chrysler Corporation's credit operations, extending financial assistance to automotive retail dealers and distributors worldwide. In late 1994 to mid-1995, Mr. Gilman was Director of Finance for Chrysler's Asia-Pacific region. In 1995, Mr. Gilman led the finance organization at Chrysler Financial Company, L.L.C. where he became chief financial officer of the captive finance company. In 1998, Mr. Gilman was selected as a member of the Daimler-Benz/Chrysler Corporation Merger Integration Team and appointed as a member of the Financial Services Committee of DaimlerChrysler Services, AG, positions he held until June, 2000. In July of 2000, Mr. Gilman founded CEO Solutions, LLC, an independent consulting practice, and served as President and CEO until April 2001.
Mr. Gilman graduated from Villanova University with a bachelor's degree in finance. Thomas Gilman and Kenneth Gilman are not related.

    ROBERT D. FRANK has served as our senior vice president of automotive operations since January 2002. From October 2001 to January 2002, Mr. Frank served as our vice president of manufacturer business development. From 1997 to 2001, he served with DaimlerChrysler in several executive capacities, including as president and chief executive officer for Venezuela operations and as vice president/general manager for Asia Pacific Operations, where he was responsible for all Chrysler Asian operations. From 1993 to 1997, Mr. Frank served as chief operating officer of the Larry Miller Group, the sports, entertainment, media, insurance, auto dealership and business services conglomerate with responsibility for all automotive, sports and entertainment businesses. From 1968 to 1992, he held various roles at Chrysler Corporation including zone manager, sales executive and vice president of marketing for Canada operations. Mr. Frank holds a bachelor's degree in economics from the University of Missouri.

    THOMAS G. MCCOLLUM has been our vice president of finance and insurance since April 2001. Mr. McCollum has over 25 years of experience in finance and insurance. From 1982 to 2001, Mr. McCollum served as executive vice president for Aon's Resource Group (formally Pat Ryan & Associates). He joined Aon in 1982 where he employed innovative, customer focused finance and insurance programs to improve same store results. Mr. McCollum holds a bachelor's degree in business from Sam Houston University.

    PHILLIP R. JOHNSON has been our vice president of human resources since June 2000. Mr. Johnson has held top human resources positions in large national and regional retail companies for the past 22 years. He operated his own human resources consulting practice from 1998 to 2000. From 1994 to 1998 he served as senior vice president of human resources at Entex Information Services, a national personal computer systems integrator. Mr. Johnson served as executive vice president of human resources at Macy's East from 1993 to 1994, and as senior vice president of human resources at Saks Fifth Avenue from 1991 to 1993. He has also held senior human resources positions at Marshall Fields and Gimbels. Mr. Johnson holds a bachelor's degree and master's in business administration from the University of Florida.

    ALLEN T. LEVENSON has served as our vice president of customer experience and chief marketing officer since March 2001. From 1999 to 2001, Mr. Levenson co-founded and served as president and chief executive officer of a business-to-consumer e-commerce company, Gazelle.com. From 1998 to 1999, he served as Vice President of Marketing for United Rentals, a market leader and consolidator in the equipment rental industry. From 1996 to 1998, he served as vice president of sales and marketing for Petroleum Heat & Power Inc., and he also served as Vice President of Marketing for The Great Atlantic & Pacific Tea Company from 1993 to 1996. Mr. Levenson began his career in 1985 with two leading strategy consulting firms, McKinsey & Company and Bain & Company. He received his undergraduate degree from Tufts University and a master's in business administration from the Wharton School at the University of Pennsylvania.

    JOHN C. STAMM has served as our vice president of fixed operations since January 2002. From June 2000 to January 2002, Mr. Stamm served as our director of fixed operations (parts, service and collision repair). He has over 27 years of automotive retailing experience. From 1999 to 2000, he was a fixed operations consultant for Coughlin Automotive in Newark, Ohio. From 1996 to 1999, he served as the vice president and general manager of McCuen Management Corporation in Westerville, Ohio, where he was responsible for providing sales and marketing consulting and training services, directing and overseeing the McCuen business and purchasing inventories and supplies for all McCuen companies. From
February 1995 to December 1995, Mr. Stamm was the general manager of Performance Toyota of Ohio, a large automobile dealership controlled by Automanage, Inc. of Ohio. From 1993 to 1994, he was the general manager of Mid-Ohio Imported Car Company, an automobile dealership. From 1987 to 1993, Mr. Stamm served in various capacities at Automanage Inc. including general manager, general sales manager, fixed operations consultant and parts and service director of a number of automobile dealerships under the control of Automanage, Inc.

    TIMOTHY C. COLLINS has served as a member of our board of directors since 1996 and has been a member of our compensation committee since 1996.
Mr. Collins founded Ripplewood Holdings L.L.C. in 1995 and currently serves as its senior managing director and chief executive officer. From 1991 to 1995, Mr. Collins managed the New York office of Onex Corporation, a leveraged buy-out group headquartered in Canada. Previously, Mr. Collins was a vice president at Lazard Freres & Company and held various positions at Booz, Allen & Hamilton and Cummins Engine Company. He also currently serves on the board of directors of Ripplewood Holdings L.L.C., Advance Auto Parts, Inc., Shinsei Bank, Ltd. (formerly The Long-Term Credit Bank of Japan, Limited), Western Multiplex Corporation, Kraton Polymers L.L.C., Niles Parts Co., Ltd, Nippon Columbia Co., Ltd, WRC Media, Inc. and various other privately held Ripplewood portfolio companies. Mr. Collins received a master's in business administration from Yale University's School of Organization and Management and a bachelor's degree in philosophy from DePauw University.

    BEN DAVID MCDAVID has served as a member of our board of directors since February 2000 and as president and chief executive officer of Asbury Automotive Texas since 1998. Mr. McDavid has been an automobile dealer for 40 years, opening his first dealership in 1962. Prior to selling his dealerships to us in 1998, David McDavid owned and operated 17 franchises. During that time he served on the Dealer Council for Pontiac, GMC Truck and Oldsmobile, as Chairman of the Honda National Dealer Council, and as founding Chairman of the Acura National Dealer Council. He attended the University of Houston and graduated from the General Motors Institute Dealership Management Program in Flint, Michigan.


    JOHN M. ROTH has been a member of our board of directors since our board was established in 1996 and a member of our compensation committee since 1996.
Mr. Roth joined Freeman Spogli & Co. Inc. in 1988, and became a general partner in 1993. Mr. Roth was a member of Kidder, Peabody & Company, Inc.'s mergers and acquisitions group from 1984 to 1988. He is also a member of the board of directors of Advance Auto Parts, Inc., AFC Enterprises, Inc., Galyan's Trading Company, Inc. and a number of privately held corporations. Mr. Roth holds a bachelor's degree and master's in business administration from the Wharton School at the University of Pennsylvania.


    IAN K. SNOW has served as a member of our board of directors since 1996, and a member of our compensation committee since 1996. He joined Ripplewood Holdings L.L.C. in 1995, and he is currently a managing director. Prior to joining Ripplewood in 1995, Mr. Snow was a financial analyst in the Media Group at Salomon Brothers Inc, where he focused on strategic advisory and capital raising assignments for clients in the media industry. He also currently serves on the board of directors of Kraton Polymers L.L.C., a privately held Ripplewood portfolio company. Mr. Snow received a bachelor's degree in history from Georgetown University.

BOARD OF DIRECTORS

    Our board of directors currently consists of Messrs. Timothy C. Collins, Thomas R. Gibson, Kenneth B. Gilman, Ben David McDavid, John M. Roth, and Ian
K. Snow. No later than 90 days after this offering, we will satisfy the requirements for independent directors contained in the rules governing companies listed on the New York Stock Exchange through the appointment by our board of directors of three additional independent directors. The appointment of these independent directors will not be subject to a vote by shareholders (including investors who purchase shares in this offering).


    TERMS. Our board of directors is divided into three classes. The first class of directors consists of Thomas R. Gibson and Ben David McDavid, each of whom will serve for a term of one year. The second class of directors consists of John M. Roth and Ian K. Snow, each of whom will serve for a term of two years. The third class of directors consists of Timothy C. Collins and Kenneth B. Gilman, each of whom will serve for a term of three years. After these directors have served their initial terms, each person nominated to serve as a director will be nominated to serve for a term of three years. After the completion of the offering, the board of directors will expand the size of the board by three members and appoint three individuals who are independent of Asbury under the rules of the New York Stock Exchange to those board memberships. Directors will hold office until the annual meeting of shareholders in the year in which the term of their class expires and until their successors have been duly elected and qualified. Executive officers are appointed by, and serve at the discretion of, the board of directors. Under a shareholders agreement entered into by holders of a majority of our outstanding common stock, shareholders who are parties to the agreement are required to vote their shares with respect to nominations to our board of directors in accordance with the terms of the agreement. See "Description of Capital Stock--Shareholders Agreement".


COMMITTEES OF THE BOARD OF DIRECTORS

    AUDIT COMMITTEE. We have an audit committee consisting of Messrs. Ian K. Snow and John M. Roth. The audit committee has responsibility for, among other things:

    - recommending to the board of directors the selection of our independent auditors,

    - reviewing and approving the scope of the independent auditors' audit activity and extent of non-audit services,

    - reviewing with management and the independent accountants the adequacy of our basic accounting systems and the effectiveness of our internal audit plan and activities,


    - reviewing with management and the independent accountants our financial statements and exercising general oversight of our financial reporting process, and


    - reviewing litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

    The current members of our audit committee will be replaced by the three independent directors we will appoint within 90 days after this offering.

    COMPENSATION COMMITTEE. The compensation committee consists of Messrs. Timothy C. Collins, Ian K. Snow and John M. Roth. This committee has general supervisory power over, and the power to grant awards under, the 1999 option plan and the 2002 stock option plan. The compensation committee has responsibility for, among other things, reviewing the recommendations of the chief executive officer as to the appropriate compensation of our principal executive officers and certain other key personnel, periodically examining the general compensation structure and supervising our welfare, pension and compensation plans.

DIRECTORS' COMPENSATION

    Directors who are full-time employees of ours or our affiliates, including Asbury Automotive Holdings L.L.C., and its two principals, Ripplewood Investments L.L.C. and Freeman Spogli, will not receive a retainer or fees for service on our board of directors or on committees of our board. We expect to compensate each member of our board of directors who is not a full-time employee of ours or our affiliates with an annual retainer of $25,000. In addition to their annual compensation, each director will receive $1,000 for each meeting of the board or committee ($750 for meetings conducted by telephone), plus expenses, and the committee chair will receive $1,500. We will pay this compensation in the form of a combination of cash and our common stock.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

    The following table sets forth certain summary information concerning the compensation provided by us in 2000 and 2001 to our executive management team.

                           SUMMARY COMPENSATION TABLE

                                                                                AWARDS OF
                                                                                 COMMON
                                                      ANNUAL COMPENSATION         STOCK
                                                     ---------------------     UNDERLYING      OTHER ANNUAL
NAME AND POSITION                           YEAR      SALARY       BONUS         OPTIONS       COMPENSATION
-----------------                         --------   ---------   ---------   ---------------   ------------
Kenneth B. Gilman, President and Chief
  Executive Officer(1)..................    2001     $ 43,269    $      0           737,500      $1,500(2)
Brian E. Kendrick, President and Chief
  Executive Officer(3)..................    2001      750,000           0                 0        46,893(4)
                                            2000      750,000     750,000                 0        99,061(5)
Thomas F. Gilman, Senior Vice President
  and Chief Financial Officer...........    2001      313,846     139,600                   (6)     40,592(7)
Thomas R. Gibson, Chairman of
  the Board.............................    2001      313,461           0                 0        73,227(8)
                                            2000      526,000           0                 0       109,192(9)
Thomas G. McCollum, Vice President--
  Finance and Insurance.................    2001      207,692     110,000                   (10)    142,464(11)
Phillip R. Johnson, Vice President--
  Human Resources.......................    2001      260,192      79,800                 0         9,620(12)
                                            2000      133,846      56,000            15,577         5,457(13)

------------------------------

(1) Became President and Chief Executive Officer on December 3, 2001, and the amount shown represents compensation earned from that date until the end of
    2001.

(2)  $1,500 represents payments for automobile use.

(3) Mr. Kendrick served as our President and Chief Executive Officer from November 1999 until his death on October 4, 2001.

(4)  $14,787 represents a tax gross-up of income.

(5) $21,414 represents reimbursement for legal expenses incurred, $15,255 represents payments for automobile use and $38,146 represents a tax gross-up of income.

(6) Mr. Gilman was granted at his employment date in April 2001 the option to acquire $500,000 worth of limited liability company interests in us prior to our incorporation. That option was exercised in January 2002 and the limited liability company interests acquired upon such exercise will convert into 38,589 shares of our common stock immediately preceding this offering. In accordance with the terms of Mr. Gilman's employment, when that option was exercised, we granted Mr. Gilman an option to acquire an additional $500,000 worth of limited liability company interests in us prior to our incorporation, which option will be converted into an option to purchase 38,793 shares of our common stock at an exercise price of $12.89 per share.

(7)  $15,590 represents a tax gross-up of income.

(8)  $24,184 represents payment for automobile use.

(9) $47,805 represents a tax gross-up of income, $22,000 represents payment for automobile use and $15,950 represents reimbursement for accounting expenses.

(10) Mr. McCollum was granted at his employment date in April 2001 the option to acquire $300,000 worth of limited liability company interests in us prior to our incorporation. That option was exercised in January 2002 and the limited liability company interests acquired upon such exercise will convert into 23,154 shares of our common stock immediately preceding this offering. In accordance with the terms of Mr. McCollum's employment, when that option was exercised, we granted Mr. McCollum an option to acquire an additional $300,000 worth of limited liability company interests in us prior to our incorporation, which option will be converted into an option to purchase 23,276 shares of our common stock at an exercise price of $12.89 per share.

(11) $109,065 represents reimbursement for moving expenses and $62,027 represents a tax gross-up of income.

(12) $9,620 represents payment for automobile use.

(13) $5,457 represents payments for automobile use.

EMPLOYMENT AGREEMENTS

    The employment agreements with our current executive officers described below are included as exhibits to the registration statement of which this prospectus forms a part, and the following summary of these agreements is qualified in its entirety by reference to these exhibits. See "Where You Can Find More Information."

    KENNETH B. GILMAN. Mr. Gilman has an employment agreement with us to serve as our chief executive officer and president until December 31, 2004 unless terminated earlier in accordance with the employment agreement. During the term of his agreement, Mr. Gilman will receive an annual salary of $750,000 and will be eligible to earn an annual bonus of up to his annual salary if we achieve performance targets set by the board of directors and an additional bonus of up to his annual salary if we exceed those targets by an amount determined by the board of directors.

    We have granted Mr. Gilman options to acquire up to 737,500 shares of our common stock immediately preceding this offering at an exercise price of $17.93 per share, which vest ratably over a three-year period. If Mr. Gilman is employed by us two years from the date of this offering, he will be granted an additional option to purchase from us up to the lesser of 0.5% of our then-outstanding common stock or $5 million worth of our then outstanding common stock at the then fair value. The options expire five years after their grant date but will expire sooner if Mr. Gilman's employment terminates before that date.

    If we have a change in control, we will pay Mr. Gilman 299% of the average annual base salary and bonus paid to Mr. Gilman over the previous five full calendar years (or the term of his employment, if shorter). In addition, Mr. Gilman's options will immediately vest and be exercisable unless Mr. Gilman would be subject to a golden parachute excise tax imposed under the Code. If we do not renew Mr. Gilman's employment at the end of the term, we will pay him an amount equal to his annual base salary and the bonus he earned in the previous year. If we terminate Mr. Gilman's employment without cause or if he leaves with good reason at any time, we will pay him an amount equal to the present value of two year's annual salary and an additional amount equal to the bonus Mr. Gilman earned in the previous year. During the term of Mr. Gilman's employment and for two years after the termination of his contract (one year if we do not renew his contract), he is subject to non-competition and non-solicitation provisions.

    THOMAS F. GILMAN. Mr. Gilman entered into a severance agreement with us, dated May 15, 2001, providing for one year of base salary and benefits continuation and a pro-rated bonus if he is terminated. He will not be entitled to severance in the event of termination due to death, disability, retirement, voluntary resignation or cause. Mr. Gilman may trigger severance payments if his office is relocated by more than 50 miles, his base salary is reduced or his duties or title are diminished. Mr. Gilman is restricted by non-solicitation and not-compete restrictions for one year following termination.

    Mr. Gilman was granted at his employment date in April 2001 the option to acquire $500,000 worth of limited liability company interests in us prior to our incorporation. That option was exercised in January 2002 and the limited liability company interests acquired upon such exercise will convert into 38,589 shares of our common stock immediately preceding this offering. In accordance with the terms of Mr. Gilman's employment, when that option was exercised, we granted Mr. Gilman an option to acquire an additional $500,000 worth of limited liability company interests in us prior to our incorporation, which option will be converted into an option to purchase 38,793 shares of our common stock at an exercise price of $12.89 per share. In addition, in 2002, Mr. Gilman was granted an option to acquire 118,000 shares of our common stock at an exercise price of $14.75 per share.

    THOMAS R. GIBSON. Mr. Gibson entered into a severance agreement with us, dated February 8, 2002, providing for one year of base salary and benefits continuation and a pro-rated bonus if he is terminated. He will not be entitled to severance in the event of termination due to death, disability, retirement, voluntary resignation or cause. Mr. Gibson may trigger severance payments if his office is relocated by more than 50 miles, his base salary is reduced or his duties or title are diminished. Mr. Gibson is restricted by non-solicitation and non-compete restrictions for one year following termination. In addition, Mr. Gibson will be given, on the date of this offering, an option to acquire $1.5 million worth of our common stock at the offering price set forth on the cover of this prospectus assuming an offering price of $16 per share. This will give Mr. Gibson an option to acquire 93,750 shares of our common stock at an exercise price of $16 per share.

    THOMAS G. MCCOLLUM. Mr. McCollum entered into a severance agreement with us, dated April 16, 2001, providing for one year of base salary and benefits continuation and a pro-rated bonus if he is terminated. He will not be entitled to severance in the event of termination due to death, disability, retirement, voluntary resignation or cause. Mr. McCollum may trigger severance payments if his office is relocated by more than 50 miles, his base salary is reduced or his duties or title are diminished. Mr. McCollum is restricted by non-solicitation and not-compete restrictions for one year following termination.

    Mr. McCollum was granted at his employment date in April 2001 the option to acquire $300,000 worth of limited liability company interests in us prior to our incorporation. That option was exercised in January 2002 and the limited liability company interests acquired upon such exercise will convert into 23,154 shares of our common stock immediately preceding this offering. In accordance with the terms of Mr. McCollum's employment, when that option was exercised, we granted Mr. McCollum an option to acquire an additional $300,000 worth of limited liability company interests in us prior to our incorporation, which option will be converted into an option to purchase 23,276 shares of our common stock at an exercise price of $12.89 per share.

    PHILLIP R. JOHNSON. Mr. Johnson entered into a severance agreement with us, dated April 3, 2001, providing for one year of base salary and benefits continuation and a pro-rated bonus if he is terminated. He will not be entitled to severance in the event of termination due to death, disability, retirement, voluntary resignation or cause. Mr. Johnson may trigger severance payments if his office is relocated by more than 50 miles, his base salary is reduced or his duties or title are diminished. Mr. Johnson is restricted by non-solicitation and non-compete restrictions for one year following termination.

1999 OPTION PLAN

    In January 1999, we adopted an option plan under which we issued non-qualified options granting the right to purchase limited liability company interests in us prior to our incorporation. Under our 1999 option plan, which was amended and restated effective December 1, 2001, we granted options to certain of our directors, officers, employees and consultants for terms and at exercise prices and vesting schedules set by the compensation committee of our board of directors. Prior to this offering, we issued options under our 1999 option plan for the purchase of 3.51% of the limited liability company interests in us which are being converted into options to purchase 1,072,738 shares of our common stock in accordance with the plan and which will equate to a total of 3.16% of our outstanding common stock immediately after this offering (3.05% if the underwriters exercise their over-allotment option in full). The options granted under our 1999 plan that have not vested prior to a change in control of us will vest and become exercisable upon a change of control. Following the offering, we will no longer be issuing options under our 1999 option plan.

    The following table provides certain information regarding options granted to executive officers during 2001 and during 2002 through the date hereof under our 1999 option plan:

       OPTION GRANTS IN LAST FISCAL YEAR AND CURRENT FISCAL YEAR TO DATE


                                             PERCENT OF
                                                TOTAL
                                               OPTIONS                                 POTENTIAL REALIZABLE VALUE AT
                               NUMBER OF     GRANTED TO                                   ASSUMED ANNUAL RATES OF
                              SECURITIES    EMPLOYEES IN    EXERCISE OR                STOCK PRICE APPRECIATION FOR
                              UNDERLYING     THE PERIOD        BASE                           OPTION TERM(1)
                                OPTIONS       DESCRIBED        PRICE      EXPIRATION   -----------------------------
NAME                            GRANTED         ABOVE         ($/SH)         DATE       10% ($000)       5% ($000)
----                          -----------   -------------   -----------   ----------   -------------   -------------
Kenneth B. Gilman...........    737,500          74.3%       $  17.93          12/06      $19,004         $15,060
Thomas F. Gilman............     38,793           3.9%       $  12.89           4/11      $ 1,608         $ 1,010
                                118,000          11.9%       $  14.75           2/07      $ 3,041         $ 2,410
Thomas G. McCollum..........     23,276           2.3%       $  12.89           4/11      $   966         $   607
John C. Stamm...............      3,879           0.4%       $  12.89           7/11      $   161         $   101
Allen T. Levenson...........     15,517           1.6%       $  12.89           3/11      $   644         $   404


------------------------------

(1) Amounts represent hypothetical values that could be achieved for the respective options if exercised at the end of the option term. These values are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date based on the market price of the underlying securities on the date of the grant. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

    The options generally vest annually from the date of grant with respect to 33.33% of the shares covered by the options.

2002 STOCK OPTION PLAN

    In connection with this offering, we intend to grant certain senior employees options under our 2002 stock option plan to purchase a total of 1,032,500 shares of our common stock (assuming an offering price of $16 per share). A primary purpose of our 2002 stock option plan is to attract and retain directors, officers and other key employees.

    The following is a description of the material terms of the 2002 stock option plan. You should, however, refer to the exhibits that are a part of the registration statement, of which this prospectus forms a part, for a copy of the stock option plan. See "Where You Can Find More Information".

    TYPE OF AWARDS. The 2002 stock option plan provides for grants of nonqualified stock options.

    SHARES SUBJECT TO THE STOCK OPTION PLAN; OTHER LIMITATIONS ON
AWARDS. Subject to potential adjustment by the compensation committee of our board of directors as described below, we may issue options to purchase a maximum of 1,500,000 shares of our common stock under our 2002 stock option plan. Subject to potential adjustment by the compensation committee as described below, the plan limits option grants to individual participants to options to purchase a maximum of 350,000 shares in any single fiscal year. Shares underlying options may be issued from our authorized but unissued common stock or satisfied with common stock held in our treasury. If any option is forfeited, expires or is otherwise terminated or canceled, other than by reason of exercise or vesting, then the shares covered by that option will again become available under the 2002 stock option plan.

    Our compensation committee has the authority to adjust the terms and conditions of, and the criteria included in, any outstanding options in order to prevent dilution or enlargement of the benefits intended to be made available under the plan as a result of any unusual or nonrecurring events (including any dividend or other distribution, whether in the form of cash, shares of our common stock, other securities or other property, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares of our common stock or our other securities or other similar corporate transaction or event) affecting us, our affiliates, our financial statements or the financial statements of any of our affiliates, or any changes in applicable laws, regulations or accounting principles. In such events, the compensation committee may provide for a cash payment to the option holder in return for the cancelation of the option in an amount equal to the excess, if any, of the fair market value of our shares of common stock over the aggregate exercise price of the option.

    ELIGIBILITY. Awards may be made to any director, officer or other key employee of us or any of our subsidiaries, including any prospective officer or key employee, selected by the compensation committee.

    ADMINISTRATION. The compensation committee administers the 2002 stock option plan. The compensation committee has the authority to construe, interpret and implement the 2002 stock option plan, and prescribe, amend and rescind rules and regulations relating to the plan. The determination of the compensation committee on all matters relating to the 2002 stock option plan or any award agreement is final and binding.


    STOCK OPTIONS. The compensation committee may grant to our directors, officers and senior employees nonqualified stock options to purchase shares of common stock from us (at the price set forth in the award agreement), subject to such terms and conditions as the compensation committee may determine. No grantee of an option will have any of the rights of one of our shareholders with respect to shares subject to their award until the issuance of the shares.


    Except as the compensation committee may otherwise establish in an option agreement at the time of grant, the exercise price of each option granted under the 2002 stock option plan effective as of the initial public offering of shares of our common stock will be the initial public offering price per share of our common stock and the exercise price of each option granted under the plan after the initial public offering will be equal to the fair market value of a share of our common stock on the date of grant.

    Except as the compensation committee may otherwise establish in an option agreement, options that are granted under the 2002 stock option plan will become vested and exercisable with respect to one-third of the shares subject to those options on each of the first three anniversaries of the date of grant.

    Except as the compensation committee may otherwise establish in an option agreement, options granted under the 2002 stock option plan will expire without any payment upon the earlier of the tenth anniversary of the option's date of grant and the date the optionee ceases to be employed by us or one of our subsidiaries. In no event may an option granted under the 2002 stock option plan be exercisable after the tenth anniversary of the date of grant.

    CHANGE OF CONTROL. In the event of a change in control of us, options that are outstanding and unexercisable or unvested at the time of the change of control will vest and become exercisable immediately prior to the change of control. In the event of a sale or disposition of substantially all our assets, or a merger of us with or into another entity, or a merger of any of our subsidiaries with or into another entity if such merger would require the approval of our shareholders, options granted under the 2002 stock option plan and outstanding at the time of the sale or merger will either continue in effect, be assumed or an equivalent option will be substituted by the successor entity or a parent or subsidiary company of such successor entity. If the option does not continue in effect or the successor entity refuses to assume or substitute for the outstanding option, the option will become fully vested and exercisable. If the option becomes fully vested and exercisable in lieu of the option's continuation, assumption or substitution, option holders will be notified that the options granted under the 2002 stock option plan shall be fully vested and exercisable for a period of fifteen days from the date of such notice, or such shorter period as the compensation committee may determine to be reasonable, and the option will terminate upon the expiration of such period.

    NONASSIGNABILITY. Except to the extent otherwise provided in the option agreement, no option granted to any person under the 2002 stock option plan is assignable or transferable other than by will or by the laws of descent and distribution, and all options are exercisable during the life of the grantee only by the grantee or the grantee's legal representative.


    AMENDMENT AND TERMINATION. The 2002 stock option plan is scheduled to terminate on the tenth anniversary of the date of the plan. Our board of directors may at any time amend, alter, suspend, discontinue or terminate the 2002 stock option plan and, unless otherwise expressly provided in an option agreement, the compensation committee may waive any conditions under, or amend the terms of, any outstanding option. However, shareholder approval of any of those actions must be obtained if such approval is necessary to comply with any tax or regulatory requirement applicable to the 2002 stock option plan. In addition, if such an action would impair the rights of any option holder with respect to options granted prior to the action, then the action will not be effective without the consent of the affected option holder.

                           RELATED PARTY TRANSACTIONS

    Certain of our directors, beneficial owners and their affiliates, have engaged in transactions with us. Transactions with one of our directors, Mr. Ben David McDavid and two of our principal shareholders, Mr. Luther Coggin and Mr. C.V. Nalley, are described below. We believe these transactions involved terms comparable to, or more favorable to us than, terms that would be obtained from an unaffiliated third party.

    We lease the following properties used by the Texas platform for dealership lots and offices from Mr. McDavid, his immediate family members and his affiliates:

    - properties leased from Mr. McDavid with an aggregate monthly rental fee of $189,000;

    - properties leased from David McDavid Family Properties, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for aggregate monthly rental fees of $90,000;


    - property leased from BroMac Inc., an "S" corporation in which Mr. McDavid and his immediate family have a 100% ownership interest, for a monthly rental fee of $1,500;


    - properties leased from Sterling Real Estate Partnership, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for aggregate monthly rental fees of $70,000;

    - property leased from Texas Coastal Properties, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for a monthly rental fee of $4,000;


    - property leased from D.Q. Automobiles Inc., a corporation in which Mr. McDavid has a 100% ownership interest, for a monthly rental fee of $14,700;



      With respect to the above mentioned leases with Mr. McDavid, we have a purchase option to acquire the related properties. The purchase option initially based on the aggregate appraised value, adjusts each year for changes in the CPI. The purchase option of $50,396,000 can only be exercised in total.



    - property leased from McCreek Partners L.L.C., a limited liability corporation which is wholly owned by McCreek, Ltd., a partnership in which Mr. McDavid and his immediate family hold a 100% ownership interest, for a monthly rental fee of $5,300; and


    - approximately ten acres of land in Frisco, Texas, leased from McFrisco Partners I, Ltd., an entity in which Mr. McDavid and his immediate family hold a 100% ownership interest, for a monthly rental fee of $55,000 per month from April 20, 2001, through October 31, 2001, and, beginning November 1, 2001, for a monthly rental fee of $80,000 plus 1% of the incurred construction costs of the new dealership facility until the construction is completed at which time the monthly rent will be increased to $90,000 a month plus 1% of the incurred construction costs. Once construction is completed, rent will increase to approximately $150,000 per month.

    We have entered into an agreement to purchase approximately four acres of land in Plano, Texas from Mr. McDavid for the construction of a new body shop. The purchase price will be the appraised value of $1,700,000.

    In the near future, we expect to enter into agreements to purchase or lease certain additional properties from Mr. McDavid or his affiliates for use by the Texas platform with the following general business terms:

    - purchase approximately two acres of land adjacent to our Honda dealership facility in Houston, Texas for $2,000,000. The existing Honda facility will become the new home for our

      Nissan dealership, and we will construct an additional facility on these two acres for Nissan dealership expansion. The purchase price for the land is approximately $800,000 more than the appraised value. This difference in the purchase price is accounted for in part by competition with General Motors (Saturn) to purchase the property and in part by Mr. McDavid's agreement, contingent upon our purchase of this property, to lease us three acres adjacent to our Nissan dealership in Houston, Texas rent-free.

    - lease approximately three acres of land adjacent to our current Nissan dealership in Houston, Texas for four years, rent-free. The land will be used in the operations of our Honda dealership. We estimate fair market rent over the four-year term (i.e., our savings to offset the above-market purchase price above) to be $150,000.

    We lease the following properties used by the Atlanta platform for dealership lots and offices from Mr. Nalley, his immediate family and his affiliates:

    - properties owned by Chevrolet Metro Realty, Inc., a corporation in which Mr. Nalley has a 100% ownership interest, for aggregate monthly rental fees of $53,200;

    - property owned by Heavy Duty Trucks Realty, Inc., a corporation in which Mr. Nalley has a 100% ownership interest, for a monthly rental fee of $37,400;

    - property owned by Union City Honda Auto Realty, Inc., a corporation in which Mr. Nalley has a 100% ownership interest, for a monthly rental fee of $52,500; and

    - property owned by Marietta Lexus Auto Realty, Inc., a corporation in which Mr. Nalley has a 100% ownership interest, for a monthly rental fee of $93,600.


    We lease property and offices used by the Jacksonville platform from Coggin Management Company, a corporation in which Mr. Coggin has a 100% ownership interest, for a monthly rental fee of $10,500.


OTHER RELATED PARTY TRANSACTIONS


    The Loomis Corporation, a corporation in which Mr. McDavid and his immediate family hold a 21% ownership interest, has entered into various agreements to provide advertising services to the Texas platform for an aggregate value of $1,025,035 from June 30, 2000, to January 31, 2002. Loomis Advertising also began providing advertising services to the Jacksonville platform in April 2001, for an aggregate value of $739,422 from April 2001 to February 2002.



    Mr. Nalley and Mr. McDavid periodically lease their private aircraft to us and currently charge us for employees who use the aircraft to fly on business trips. The total amount paid to Mr. Nalley and Mr. McDavid since January 1, 1998, for use of their aircraft is $804,600 and $110,856 respectively.


    Currently, we own a 10% interest in a Land Rover franchise operated under the St. Louis platform, Asbury Automotive Holdings L.L.C. owns a 40% interest in this franchise and John R. Capps owns the remaining 50% interest. We have entered into a binding assignment and assumption agreement whereby Asbury Automotive Holdings L.L.C. and Mr. Capps have agreed to sell their interests to us. This agreement is held in escrow at the Bank of New York pending manufacturer consent to the transaction.


    From January 1, 1999, to December 31, 2001, Mr. Nalley has paid the Atlanta platform $93,500 to perform accounting and other administrative functions for a dealership owned outside of Asbury by Mr. Nalley.


    In May 1999 we sold a hotel business which was acquired in our 1998 acquisition of Coggin Automotive Corporation back to Luther Coggin for $2.4 million. This transaction had no impact on our income statement. Coggin Automotive Corporation still maintains a guarantee on certain debt of this business, which had an outstanding balance of $4.5 million as of December 31, 2001.


    The Jacksonville platform engages in management duties including co-signing checks and reviewing accounting records for a Holiday Inn Hotel owned by Mr. Coggin for a monthly fee of $1,500 which began in May 1999.


    On April 19, 2001, we redeemed Mr. Gibson's carried interest in us for a purchase price of $2,250,000.

    Our 2.7% ownership interest in CarsDirect.com was transferred to the holders of our membership interests prior to this offering on a pro-rata basis.

    Mr. Nalley entered into an employment agreement with the Atlanta platform to serve as its president and chief executive officer from March 1, 2000, to March 1, 2005. The agreement provides for an annual base salary of $500,000 and an annual bonus based upon the performance of the Atlanta platform of up to $1,000,000. If Mr. Nalley's employment is terminated for reasons other than voluntary resignation, cause, death or disability, the Atlanta platform will pay him his base salary for the balance of the employment term and a pro-rata portion of his annual bonus.

    Mr. Coggin entered into an employment agreement with the Jacksonville platform to serve as its chairman and chief executive officer from October 30, 1998, to October 30, 2003. The agreement provides for an annual base salary of $250,000, adjusted in accordance with a cost of living index, and an annual bonus based upon the performance of the Jacksonville platform of up to $250,000. If Mr. Coggin's employment is terminated for reasons other than voluntary resignation, cause, death or disability, the Jacksonville platform will pay him his base salary for the balance of the employment term and a pro-rata portion of his annual bonus.

    Mr. McDavid entered into an employment agreement with the Texas platform to serve as its president and chief executive officer from May 1, 1998, to May 1, 2003. The agreement provides for an annual base salary of $500,000. Mr. McDavid also receives an annual discretionary bonus in an amount determined by our board. If Mr. McDavid's employment is terminated for reasons other than voluntary resignation, cause, death or disability, the Texas platform will pay him his base salary for the balance of the employment term.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

    Our authorized capital stock consists of 90 million shares of common stock, par value $.01 per share, and 10 million shares of preferred stock, par value $.01 per share. Prior to the consummation of this offering, we will have outstanding 29,500,000 shares of common stock and no shares of preferred stock. Upon completion of the offering, we will have outstanding 34,000,000 shares of common stock (35,155,000 shares if the underwriters' over-allotment option is exercised in full) and no shares of preferred stock.

COMMON STOCK

    Subject to the rights of any then outstanding shares of preferred stock, the holders of the common stock are entitled to such dividends as may be declared in the discretion of our board of directors out of funds legally available therefor. Holders of common stock are entitled to share ratably in our net assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase shares of our stock. Shares of our common stock are not subject to any redemption provisions and are not convertible into any other of our securities. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to the offering will be upon payment therefor, fully paid and non-assessable.

PREFERRED STOCK


    Preferred stock may be issued from time to time by the board of directors in one or more series. Subject to the provisions of our charter and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.


CERTAIN ANTI-TAKEOVER AND OTHER PROVISIONS OF THE CHARTER AND BYLAWS

    LIMITATIONS ON REMOVAL OF DIRECTORS


    Shareholders may remove a director only for cause upon the affirmative vote of holders of at least 80% of the voting power of the outstanding shares of common stock. In general, the board of directors, and not our shareholders, will have the right to appoint persons to fill vacancies on our board of directors.

    OUR SHAREHOLDERS MAY NOT ACT BY WRITTEN CONSENT


    Our corporate charter provides that any action required or permitted to be taken by our shareholders must be taken at a duly called annual or special shareholders' meeting. Special meetings of the shareholders may be called only by a majority of the board of directors or by the chairman of our board of directors, either on his or her own initiative or at the request of shareholders collectively holding at least 50% of the outstanding common stock.


    ADVANCE NOTICE PROCEDURES

    Our by-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. Our shareholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors, or by a shareholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our shareholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who has given timely written notice to our secretary of such shareholder's intention to bring such business before such meeting. Under our shareholder notice procedure, for notice of shareholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the 120th calendar day prior to the first anniversary of the record date of shareholders entitled to vote at the preceding year's annual meeting, except that, in the event that the record date is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such record date and not later than the close of business on the later of the 90th calendar day prior to such record date or the 10th calendar day following the day on which public announcement of such record date is first made by us.

    Notwithstanding the foregoing, in the event that the number of directors to be elected to our board of directors is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to our secretary not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our shareholder notice procedure, for notice of a shareholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

    In addition, under our shareholder notice procedure, a shareholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our by-laws.

    Notwithstanding the above, if the shareholder (or a qualified representative of the shareholder) does not appear at the annual or special meeting of shareholders to present a nomination or business, the nomination will be disregarded and the proposed business will not be transacted, notwithstanding that proxies in respect of the vote may have been received by us.

    AMENDMENT

    Our charter provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the charter relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by shareholders; the filling of vacancies; and the removal of directors. Our charter further provides that the related by-laws described above, including the shareholder notice procedure, may be amended only by our board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

    BUSINESS COMBINATIONS UNDER DELAWARE LAW


    We are a Delaware corporation and are subject to section 203 of the Delaware General Corporation Law. In general, section 203 prevents an "interested shareholder" (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a merger, acquisition or other "business combination" (as defined in section 203) with us for three years following the time that person becomes an interested shareholder unless:



    - before that person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;



    - upon completion of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by our directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or



    - following the transaction in which that person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.



    Under section 203, these restrictions also do not apply to specified types of business combinations proposed by an interested shareholder if:



    - the business combination proposed by the interested shareholder follows the announcement or notification of an extraordinary transaction involving us and a third person who was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of our directors; and



    - the extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested shareholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.


    SHAREHOLDERS AGREEMENT

    We entered into a shareholders agreement with Asbury Automotive Holdings L.L.C. and certain platform principals, consisting of the former owners of our platforms and members of their management teams. After the completion of this offering, Asbury Automotive Holdings will own 51.6% of our common stock (49.9% if the underwriters exercise their over-allotment option in full), and the platform principals will collectively own 20.2% of our common stock (19.5% if the underwriters exercise their over-allotment option in full). Under the shareholders agreement, the platform principals are required to vote their shares in accordance with Asbury Automotive Holdings' instructions with respect to:

    - persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated in opposition to Asbury Automotive Holdings' nominees); and

    - any matter to be voted on by the holders of our common stock, whether or not the matter was proposed by Asbury Automotive Holdings.

    The platform principals have the right to cause Asbury Automotive Holdings to vote for at least one platform principal nominee to the board of directors if the total number of directors (excluding directors that are our employees) on the board of directors is six or less and at least two platform principal nominees if such number of directors is more than six.

    Each of the voting obligations in favor of Asbury Automotive Holdings and the platform principals described above will terminate on the first to occur of:

    - the fifth anniversary of the date of this offering;

    - two years after the first date on which Asbury Automotive Holdings' share of the ownership of our outstanding common stock falls below 20%; and

    - the first date on which Asbury Automotive Holdings' share of the ownership of our outstanding common stock falls below 5%.

    LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS--INDEMNIFICATION


    Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers' and directors' fiduciary duties of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The charter limits the liability of our officers and directors to us or our shareholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability (i) for any breach of the officer's or director's duty of loyalty to us or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the officer and director derived an improper personal benefit.


    TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar of the common stock is EquiServe Trust Company, N.A.

                       PRINCIPAL AND SELLING SHAREHOLDERS



    The following table sets forth certain information with respect to the
beneficial ownership of our common stock as of          , 2002, assuming the
exchange of membership interests in our predecessor limited liability company for shares of common stock in us, the sale of shares in this offering by us and by the selling shareholders: Luther Coggin, C.V. Nalley and Royce Reynolds, and shares held after the offering by our directors, executive officers and directors and officers as a group and each person known by us to beneficially own more than 5% of our outstanding voting securities. The following table also assumes no exercise of the underwriters' option to purchase additional shares.



                                      SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                          OWNED BEFORE                            OWNED AFTER
                                        THE OFFERING(1)                         THE OFFERING(1)
                                      --------------------                    --------------------
NAME OF BENEFICIAL OWNER               NUMBER        %       SHARES OFFERED    NUMBER        %
------------------------              ---------   --------   --------------   ---------   --------
PRINCIPAL SHAREHOLDERS
  Ripplewood Investments              8,958,552      30.4%              0     8,958,552     26.3%
    L.L.C.(2).......................
    One Rockefeller Plaza
    32nd Floor
    New York, NY 10020

  Freeman Spogli(3).................  8,599,348      29.1%              0     8,599,348     25.3%

  Luther Coggin(4)(5)...............  1,605,463       5.4%      1,143,808       461,655      1.4%

  C.V. Nalley, III(4)(5)............  2,242,914       7.6%        885,000     1,357,914      4.0%

CURRENT DIRECTORS

  Kenneth B. Gilman(4)..............          0       0.0%              0             0      0.0%

  Timothy C. Collins(6)(7)..........          0       0.0%              0             0      0.0%

  Ben David McDavid(4)(5)...........  1,075,522       3.6%              0     1,075,522      3.2%

  Ian K. Snow(6)(7).................          0       0.0%              0             0      0.0%

  John M. Roth(8)(9)................          0       0.0%              0             0      0.0%

  Thomas R. Gibson(4)...............     45,859       0.2%              0        45,859      0.1%

NAMED OFFICERS WHO ARE
NOT DIRECTORS

  Thomas F. Gilman(4)(10)...........     51,518       0.2%              0        51,518      0.2%

  Phillip R. Johnson(4)(11).........      5,171       0.0%              0         5,171      0.0%

  Allen T. Levenson(4)(12)..........      5,171       0.0%              0         5,171      0.0%

  Thomas G. McCollum(4)(13).........     30,911       0.1%              0        30,911      0.1%

  John C. Stamm(4)(14)..............      1,293       0.0%              0         1,293      0.0%

  All directors and executive         1,215,444       4.1%              0     1,215,444      3.6%
    officers of Asbury as a group
    (11 persons)....................

OTHER SELLING SHAREHOLDERS

  Royce Reynolds(4)(15).............  1,171,192       4.0%      1,171,192             0      0.0%


------------------------

(1) Unless otherwise indicated, each beneficial owner listed above has represented that he, she or it possesses sole voting and sole investment power with respect to the shares beneficially owned by such person, entity or group and includes all options currently exercisable or exercisable within 60 days of the date hereof. The percentages of beneficial ownership as to each person, entity or group assume the exercise or conversion of all options held by such person, entity or group.

(2) Represents shares owned by Asbury Automotive Holdings L.L.C. Ripplewood Investments L.L.C. (formerly known as Ripplewood Holdings L.L.C.) is the owner of 51% of the membership interests of Asbury Automotive Holdings and is deemed to be a member of a group that owns the shares of Asbury Automotive Holdings.

(3) Represents shares owned by Asbury Automotive Holdings L.L.C. FS Equity Partners III, L.P., FS Equity Partners International L.P. and FS Equity Partners IV, L.P., investment funds affiliated with Freeman Spogli, are the owners of 49% of the membership interests of Asbury Automotive Holdings and are deemed to be members of a group that own the shares of Asbury Automotive Holdings. The business address of Freeman Spogli & Co., FS Equity
    Partners III, FS Equity Partners IV is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS Equity Partners International L.P. is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies.

(4) Address: c/o our principal executive offices at 3 Landmark Square, Suite 500, Stamford, CT 06901.

(5) Mr. Coggin is chairman and chief executive officer of the Jacksonville platform. C.V. Nalley is chief executive officer of our Atlanta platform. Mr. McDavid is president and chief executive officer of the Texas platform. Mr. Reynolds is chairman of the North Carolina platform.

(6) Does not include 17,557,900 shares of common stock held of record by Asbury Automotive Holdings L.L.C. an entity in which Ripplewood Investments L.L.C. holds a 51% ownership interest. Mr. Collins is the chief executive officer of Ripplewood Investments L.L.C. Both Mr. Collins and Mr. Snow expressly disclaim beneficial ownership of any shares held by Ripplewood Investments L.L.C. except to the extent of their pecuniary interests in them.

(7) Address: c/o Ripplewood Holdings L.L.C. at One Rockefeller Plaza, 32nd Floor, New York, NY 10020.

(8) Does not include 17,557,900 shares of common stock held of record by Asbury Automotive Holdings L.L.C., an entity in which investment funds affiliated with Freeman Spogli, as described in footnote three, hold approximately a 49% ownership interest. Mr. Roth is a director, member, partner or executive officer of the general partners of each of these investment funds. Mr. Roth expressly disclaims beneficial ownership of any shares held by such investment funds except to the extent of his pecuniary interest in them.

(9) Address c/o Freeman Spogli & Co. Inc. at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, CA 90025.

(10) Includes 12,929 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(11) Includes 5,171 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(12) Includes 5,171 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(13) Includes 7,757 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(14) Includes 1,293 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(15) Represents 1,171,192 shares to be sold in this offering by CNC Automotive, L.L.C., an entity in which Mr. Reynolds holds an 84% ownership interest.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares or our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and impair our future ability to raise capital through the sale of our equity securities.

    Upon completion of this offering, we will have 34,000,000 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option, and 35,155,000 shares if the underwriters' over-allotment option is exercised in full. We have reserved 2,572,738 shares of common stock for issuance upon exercise of options granted or to be granted under our 1999 option plan and 2002 stock option plan of which options for 1,072,738 shares of our common stock are currently outstanding and options for up to 1,032,500 shares of our common stock (assuming an offering price of $16 per share) are expected to be granted simultaneously with this offering. All of the 7,700,000 shares sold in this offering (8,855,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act unless the shares are purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act. None of the remaining 26,300,000 outstanding shares of our common stock have been registered under the Securities Act, which means that they are "restricted securities" under the Securities Act, and may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act, including the exemption provided by Rule 144 under the Securities Act.

    We summarize Rule 144, as it relates to sales of our shares, below.

RULE 144


    Under Rule 144, 25,831,162 shares of common stock will be tradable 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the restrictions described below. Sales of some of these shares will be subject to the restrictions included in lock-up agreements between certain of our shareholders and the underwriters, as described under "Lock-Up Agreements" below. In general, under Rule 144, beginning 90 days after the date on which the registration statement of which this prospectus is a part becomes effective, a person who has owned shares of our common stock for at least one year would be entitled to sell within any three month period a number of shares that does not exceed the greater of:


    - 1% of the number of shares of our common stock then outstanding, which will equal approximately 340,000 shares immediately after the completion of this offering (351,550 shares if the underwriters' over-allotment option is exercised in full); or

    - the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 providing notification of the sale.

    Sales under Rule 144 are also governed by manner of sale requirements and may only be made if current public information about us is available.

REGISTRATION RIGHTS


    Under the shareholders agreement we have granted Asbury Automotive Holdings L.L.C. and certain other of our shareholders the right to require us to register sales of their shares of our common stock under the Securities Act. These shareholders collectively, own 17,557,900 shares of our common stock as of the date of this offering, representing 51.6% of our total common shares outstanding (49.9% if the underwriters exercise their over-allotment option in full). Under the shareholders agreement, at any time following the completion of this offering, Asbury Automotive

Holdings or shareholders holding among them a majority of the total number of shares held by the shareholders, other than Asbury Automotive Holdings, that are parties to the shareholders agreement, may demand that we file a registration statement with the Securities and Exchange Commission registering the sale of all or part of their shareholdings within 45 days, subject to our ability to defer a registration demand for 15 to 45 days under specified circumstances. Our obligation to register offerings is subject to the following volume restrictions:


    - Any proposed offering must be for at least 1% of the total number of our shares of common stock then outstanding;


    - In the case of the first registration demand, we are not required to register the sale of more than 50% of the total holdings of any shareholders, other than Asbury Automotive Holdings; and



    - In the case of the first registration demand of the shareholders, other than Asbury Automotive Holdings, we are not required to register for sale a number of shares greater than 20% of the total holdings of the shareholders who are parties to the shareholders agreement.



    Under the shareholders agreement, Asbury Automotive Holdings has been granted five registration demands, and the remaining shareholders have been granted, collectively, two registration demands. We are not required to register the sale of any shares during the period that such shares are subject to a lock-up agreement. In addition, other than in the case of a request made by Asbury Automotive Holdings, we are not required to register more than one sale of shares during any one year period in response to a registration demand.



    We have also granted Asbury Automotive Holdings and the other shareholders who are parties to the shareholders agreement "piggy-back" registration rights, meaning that we have agreed to notify the parties to the shareholders agreement in the event that we undertake to register a sale of our shares (whether in response to a registration demand or otherwise) and will permit those shareholders who request to join in the registered offering.



    All registration rights granted under the shareholders agreement are subject to the right of the managing underwriter of the registered offering to reduce the number of shares included in the registration statement if the underwriter determines that the success of the offering would be materially adversely affected by the size of the registered offering. In general, we are responsible for paying the expenses of registration (other than underwriting discounts and commissions on the sale of shares), including the fees and expenses of counsel to the selling shareholders.


LOCK-UP ARRANGEMENTS


    As of the date of this offering, holders of a significant number of shares of our common stock are subject to lock-up obligations with respect to their shareholdings. In addition, Asbury is subject to a lock-up arrangement with the underwriters of this offering. See "Underwriting".


    LOCK-UP AGREEMENTS WITH THE UNDERWRITERS. The underwriters have entered into lock-up agreements with many of our shareholders. The lock-up agreements provide that:

    - Asbury Automotive Holdings, L.L.C., which holds 17,557,900 shares of our common stock; and

    - our officers, directors and certain platform principals, consisting of those of our platform chief executive officers, chief operating financial officers, dealership general managers and certain other employees who received equity in us in connection with our acquisition of the related platforms, who collectively hold 8,742,100 shares of our common stock;

will not offer, sell, contract to sell, grant any option to purchase, hedge or otherwise dispose of shares of our common stock or any securities that are convertible into or exercisable for our common stock, for a period of: (1) 180 days in the case of Asbury Automotive Holdings, L.L.C., and

(2) two years in the case of our officers, directors and certain of our platform principals, after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. In addition, directors, officers, family and friends who purchase shares of our common stock in connection with our directed share program will be subject to a 60 day lock-up restriction.

    LOCK-UP ARRANGEMENTS WITH ASBURY. The platform principals described above and all other persons who hold our common stock before the completion of the offering (other than Asbury Automotive Holdings) have entered into lock-up provisions with us under the shareholders agreement that provide that they will not offer, sell, contract to sell, grant any option to purchase, hedge or otherwise dispose of shares of our common stock or any securities that are convertible into or exchangeable for our common stock for a period of two years after the date of this prospectus without our prior written consent. Our decision to consent to sales that would otherwise be prohibited under the terms of the lock-up agreements will be made on a case by case basis in consideration of numerous factors, including, but not limited to, our needs, market conditions at the time, the effect that such sales might have on the market for our securities and the effect that such sales might have on our ability to satisfy our financing goals.

SHARES CONTROLLED BY ASBURY AUTOMOTIVE HOLDINGS L.L.C.

    After completion of the offering, Asbury Automotive Holdings L.L.C., an entity in which Ripplewood Investments L.L.C. (formerly known as Ripplewood Holdings L.L.C.) has a 51% controlling interest, will continue to control 51.6% of our outstanding common stock (49.9% if the underwriters exercise their over-allotment option in full). Funds affiliated with Freeman Spogli will own a 49% interest in Asbury Automotive Holdings L.L.C. After completion of this offering, funds affilated with Freeman Spogli will own 25.3% of our common stock. Freeman Spogli will have the right to cause Asbury Automotive Holdings to dispose of Freeman Spogli's indirect interests in us after one year. Asbury Automotive Holding's control of our common stock could negatively affect our stock price:

    - Due to the perception of "market overhang", that is that large blocks of shares are readily available for sale, or


    - In the event that Asbury Automotive Holdings L.L.C. disposes of all or a substantial portion of this common stock at any one-time or from time to time.


    In addition, if Asbury Automotive Holdings L.L.C. continues to control a substantial portion of our common shares, the liquidity of our common stock could be adversely affected.


    We do not know Ripplewood's or Freeman Spogli's future plans as to their holdings of our common stock, and neither Ripplewood nor Freeman Spogli is under any obligation to inform us of its intentions as to our common stock. We can not give you any assurances that Ripplewood's actions will not negatively affect the price or liquidity of our common stock in the future. See "Risk Factors--We will be controlled by Ripplewood Investments L.L.C., which may have interests different from your interests."

                                  UNDERWRITING


    Asbury, the selling shareholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., Raymond James & Associates, Inc. and Stephens, Inc. are the representatives of the underwriters. Subject to certain conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table.



                      Underwriters                         Number of Shares
                      ------------                         ----------------
Goldman, Sachs & Co......................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...................................
Salomon Smith Barney Inc.................................
Raymond James & Associates, Inc..........................
Stephens, Inc............................................
                                                              ---------
    Total................................................     7,700,000
                                                              =========


    The Underwriters are comitted to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,155,000 shares from Asbury. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown, in the case of Asbury, assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.


                                                                          No          Full
                               Paid by Asbury                          Exercise     Exercise
                               --------------                         ----------   ----------
        Per Share...................................................   $            $
        Total.......................................................   $            $

                                                                          No          Full
                      Paid by the Selling Shareholders                 Exercise     Exercise
                      --------------------------------                ----------   ----------
        Per Share.                                                    $            $
        Total.......................................................   $            $


    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $    per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $    per share from the
initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.


    At the request of Asbury, the underwriters are reserving up to 616,000 shares of the common stock for sale at the initial public offering price to directors, officers, employees and friends, through a directed share program. If purchased by these persons, these shares will be subject to a 60 day lock-up restriction. While Goldman, Sachs & Co. has no set criteria for the waiver of these lock-up restrictions and currently has no intention to waive these restrictions, if requested to, Goldman, Sachs & Co. may, in certain instances, consider the waiver of these restrictions after consideration of, among other things, the Company's current stock price, the stock's current trading volume and general market conditions. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.



    Asbury and Asbury Automotive Holdings L.L.C. have agreed with the underwriters that they will not, without the prior consent of Goldman, Sachs & Co., dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to an exception that permits Asbury to issue a number of shares equal to 10% of the total number of common shares outstanding immediately after this offering in connection with acquisitions, provided that the recipients of those shares agree to be bound by the lock-up provisions for the duration of the 180 days. These lock-up agreements do not apply to grants by Asbury under existing employee benefit plans. In addition, Asbury and certain of Asbury's platform principals consisting of those of its platform chief executive officers, chief operating financial officers, dealership general managers and certain other employees who received equity in Asbury in connection with its acquisition of the related platform have agreed with the underwriters to be bound by the restrictions described above from the date of this prospectus continuing through the date two years after the date of this prospectus.


    Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Asbury and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Asbury's historical performance, estimates of Asbury's business potential and earnings prospects, an assessment of Asbury's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    Asbury has applied to list its common stock on the New York Stock Exchange under the symbol "ABG". In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.


    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Asbury or the selling shareholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.


    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives and may also be made available on websites maintained by other underwriters participating in the offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.


    Asbury estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately
$4.0 million, which amount includes expenses of the selling shareholders, all of which will be satisfied by Asbury and not allocated to the selling shareholders.



    Asbury and the selling shareholders have agreed to indemnify the underwriters identified in the table above against specific liabilities, including liabilities under the Securities Act of 1933.


    Certain of the underwriters or their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to Asbury and its affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. Asbury is a party to certain interest rate swap arrangements with Goldman Sachs Capital Markets, L.P., an affiliate of Goldman, Sachs & Co., the lead managing underwriter of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures About Market Risk".


    As part of this offering, the underwriters may offer shares in Japan to not more than 49 offerees in accordance with the provisions described in this paragraph. Each underwriter has acknowledged and agreed that Asbury's common shares have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law.


                               VALIDITY OF SHARES

    The validity of the shares of our common stock offered hereby will be passed upon for us by John Kessler, our corporate counsel, and Cravath, Swaine & Moore, New York, New York, and for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

    Our financial statements included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP and Dixon Odom, P.L.L.C., each of which are independent public accountants, as indicated in their respective reports with respect thereto, and are included in the prospectus in reliance upon the authority of these firms as experts in giving these reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to this offering of our common stock. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of the:

    - 1999 Option Plan,

    - 2002 Stock Option Plan,

    - Severance Pay Agreement of Thomas R. Gibson,

    - Severance Pay Agreement of Phillip R. Johnson,

    - Severance Pay Agreement of Thomas F. Gilman,

    - Severance Pay Agreement of Thomas G. McCollum,

    - Severance Pay Agreement of Allen T. Levenson,

    - Severance Pay Agreement of Robert D. Frank,

    - Severance Pay Agreement of John C. Stamm,

    - Employment Agreement of Kenneth B. Gilman,

    - Employment Agreement of C.V. Nalley,

    - Employment Agreement of Ben David McDavid,

    - Employment Agreement of Luther Coggin,

    - Credit Agreement, dated as of January 17, 2001, between Asbury Automotive Group L.L.C. and Ford Motor Credit Company, Chrysler Financial Company, L.L.C., and General Motors Acceptance Corporation,

    - Form of Shareholders Agreement between Asbury Automotive Holdings L.L.C. and the shareholders named therein,

    - Chrysler Dodge Dealer Agreement,

    - Ford Dealer Agreement,

    - General Motors Dealer Agreement,

    - Honda Dealer Agreement,

    - Mercedes Dealer Agreement,

    - Nissan Dealer Agreement, and

    - Toyota Dealer Agreement

are qualified in all respects by reference to the actual text of the exhibit. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at HTTP://WWW.SEC.GOV.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports and other information, including proxy statements, with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC's public reference room and the web site of the SEC referred to above.

                         INDEX TO FINANCIAL STATEMENTS

                                                                    PAGE
                                                              -----------------

Asbury Automotive Group L.L.C.

  Report of Independent Public Accountants..................         F-3

  Consolidated Balance Sheets as of December 31, 2000 and
    2001....................................................         F-4

  Consolidated Statements of Income for the years ended
    December 31, 1999, 2000 and 2001........................         F-5

  Consolidated Statements of Members' Equity for the years
    ended December 31, 1999, 2000 and 2001..................         F-6

  Consolidated Statements of Cash Flows for the years ended
    December 31, 1999, 2000 and 2001........................         F-7

  Notes to Consolidated Financial Statements................      F-8-F-25

Business Acquired by Asbury Automotive Group L.L.C.
  (Hutchinson Automotive Group)

  Report of Independent Public Accountants..................        F-26

  Combined Statements of Income for the year ended
    December 31, 1999 and for the period from January 1,
    2000 through June 30, 2000..............................        F-27

  Combined Statements of Shareholders' Equity for the year
    ended December 31, 1999 and for the period from
    January 1, 2000 through June 30, 2000...................        F-28

  Combined Statements of Cash Flows for the year ended
    December 31, 1999 and for the period from January 1,
    through June 30, 2000...................................        F-29

  Notes to Combined Financial Statements....................      F-30-F-34

Business Acquired by Asbury Automotive Oregon L.L.C.
  (Thomason Auto Group)

  Report of Independent Public Accountants..................        F-35

  Combined Statement of Income for the period from
    January 1, 1999 through December 9, 1999................        F-36

  Combined Statement of Shareholders' Equity for the period
    from January 1, 1999 through December 9, 1999...........        F-37

  Combined Statement of Cash Flows for the period from
    January 1, 1999 through December 9, 1999................        F-38

  Notes to Combined Financial Statements....................      F-39-F-43

Business Acquired by Asbury Automotive Arkansas L.L.C.
  (McLarty Combined Entities)

  Report of Independent Public Accountants..................        F-44

  Combined Statement of Income for the period from
    January 1, 1999 through November 17, 1999...............        F-45

                                                                    PAGE
                                                              -----------------
  Combined Statement of Shareholders' Equity for the period
    from January 1, 1999 through November 17, 1999..........        F-46

  Combined Statement of Cash Flows for the period from
    January 1, 1999 through November 17, 1999...............        F-47

  Notes to Combined Financial Statements....................      F-48-F-52

Business Acquired by Asbury Automotive North Carolina L.L.C.
  (Crown Automotive Group)

  Report of Independent Public Accountants..................        F-53

  Combined Statement of Income for the period from
    January 1, 1999 through April 6, 1999...................        F-54

  Combined Statement of Shareholders' Equity for the period
    from January 1, 1999 through April 6, 1999..............        F-55

  Combined Statement of Cash Flows for the period from
    January 1, 1999 through April 6, 1999...................        F-56

  Notes to Combined Financial Statements....................      F-57-F-60

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Asbury Automotive Group L.L.C.:

    We have audited the accompanying consolidated balance sheets of Asbury Automotive Group L.L.C. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, members' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asbury Automotive Group L.L.C. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                         /s/ ARTHUR ANDERSEN LLP

Stamford, Connecticut
February 21, 2002

                         ASBURY AUTOMOTIVE GROUP L.L.C.
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         2001
                                                              ----------   ----------
                                       ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................     $47,241      $60,506
  Contracts-in-transit......................................      76,554       93,044
  Current portion of restricted marketable securities.......       1,304        1,410
  Accounts receivable (net of allowance of $2,396 and
    $2,375).................................................      76,168       81,347
  Inventories...............................................     554,141      491,698
  Prepaid and other current assets..........................      19,694       25,253
                                                              ----------   ----------
    Total current assets....................................     775,102      753,258

PROPERTY AND EQUIPMENT, net.................................     218,153      256,402
GOODWILL, net...............................................     364,164      392,856
RESTRICTED MARKETABLE SECURITIES............................       7,798        6,807
OTHER ASSETS................................................      38,983       51,334
                                                              ----------   ----------
    Total assets............................................  $1,404,200   $1,460,657
                                                              ==========   ==========

                           LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
  Floor plan notes payable..................................    $499,332     $451,375
  Short-term debt...........................................      16,290       10,000
  Current maturities of long-term debt......................      19,495       35,789
  Accounts payable..........................................      36,823       33,573
  Accrued liabilities.......................................      56,682       79,260
                                                              ----------   ----------
    Total current liabilities...............................     628,622      609,997

LONG-TERM DEBT..............................................     435,879      492,548
OTHER LIABILITIES...........................................      17,817       14,561

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY:
Contributed capital.........................................     303,245      302,035
Retained earnings...........................................      18,637       39,860
Accumulated other comprehensive income......................          --        1,656
                                                              ----------   ----------
Total members' equity.......................................     321,882      343,551
                                                              ----------   ----------
Total liabilities and members' equity.......................  $1,404,200   $1,460,657
                                                              ==========   ==========

                See Notes to Consolidated Financial Statements.

                         ASBURY AUTOMOTIVE GROUP L.L.C.
                       CONSOLIDATED STATEMENTS OF INCOME
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 1999         2000         2001
                                                              ----------   ----------   ----------
REVENUES:
  New vehicle...............................................  $1,820,393   $2,439,729   $2,567,021
  Used vehicle..............................................    787,029    1,064,102     1,156,609
  Parts, service and collision repair.......................    341,506      434,478       488,336
  Finance and insurance, net................................     63,206       89,481       106,326
                                                              ----------   ----------   ----------
    Total revenues..........................................  3,012,134    4,027,790     4,318,292
                                                              ----------   ----------   ----------
COST OF SALES:
  New vehicle...............................................  1,678,256    2,246,903     2,354,686
  Used vehicle..............................................    719,638      970,752     1,050,383
  Parts, service and collision repair.......................    172,272      212,304       240,749
                                                              ----------   ----------   ----------
    Total cost of sales.....................................  2,570,166    3,429,959     3,645,818
                                                              ----------   ----------   ----------
GROSS PROFIT................................................    441,968      597,831       672,474
OPERATING EXPENSES:
  Selling, general and administrative.......................    343,370      451,323       518,265
  Depreciation and amortization.............................     16,676       24,503        30,768
                                                              ----------   ----------   ----------
    Income from operations..................................     81,922      122,005       123,441
                                                              ----------   ----------   ----------
OTHER INCOME (EXPENSE):
  Floor plan interest expense...............................    (22,982)     (36,968)      (27,741)
  Other interest expense....................................    (24,703)     (42,009)      (44,669)
  Interest income...........................................      3,021        5,846         2,528
  Net losses from unconsolidated affiliates.................       (616)      (6,066)       (3,248)
  Gain (loss) on sale of assets.............................      2,365       (1,533)         (384)
  Other income..............................................        192          903         1,926
                                                              ----------   ----------   ----------
    Total other expense, net................................    (42,723)     (79,827)      (71,588)
                                                              ----------   ----------   ----------
  Income before income taxes, minority interest and
    extraordinary loss......................................     39,199       42,178        51,853
INCOME TAX EXPENSE..........................................      1,779        3,511         5,351
MINORITY INTEREST IN SUBSIDIARY EARNINGS....................     20,520        9,740         1,240
                                                              ----------   ----------   ----------
  Income before extraordinary loss..........................     16,900       28,927        45,262
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT..........       (752)          --        (1,433)
                                                              ----------   ----------   ----------
    Net income..............................................    $16,148      $28,927        43,829
                                                              ==========   ==========
PRO FORMA TAX ADJUSTMENT (net of effect on minority
  interest).................................................                                16,552
                                                                                        ----------
    Tax affected pro forma net income.......................                               $27,277
                                                                                        ==========
PRO FORMA EARNINGS PER
  COMMON SHARE:
    Basic...................................................
    Income before extraordinary loss........................                                 $0.83
    Extraordinary loss on early extinguishment of debt......                                 (0.03)
                                                                                        ----------
    Net income..............................................                                 $0.80
                                                                                        ==========
    Diluted.................................................
    Income before extraordinary loss........................                                 $0.83
    Extraordinary loss on early extinguishment of debt......                                 (0.03)
                                                                                        ----------
    Net income..............................................                                 $0.80
                                                                                        ==========
  Weighted average shares outstanding (in thousands):
    Basic                                                                                   34,000
                                                                                        ==========
    Diluted                                                                                 34,019
                                                                                        ==========

                See Notes to Consolidated Financial Statements.

                         ASBURY AUTOMOTIVE GROUP L.L.C.
                   CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                        RETAINED        ACCUMULATED
                                          CONTRIBUTED   EARNINGS    OTHER COMPREHENSIVE
                                            CAPITAL     (DEFICIT)         INCOME            TOTAL
                                          -----------   ---------   -------------------   ---------
BALANCE AS OF DECEMBER 31, 1998.........   $130,580      $(3,200)           $   --        $127,380

  Contributions.........................     38,100           --                --          38,100
  Distributions.........................         --       (9,874)               --          (9,874)
  Net income............................         --       16,148                --          16,148
  Reclassification of minority member
    deficits............................     26,359           --                --          26,359
                                           --------     --------          --------        --------
BALANCE AS OF DECEMBER 31, 1999.........    195,039        3,074                --         198,113

  Contributions.........................     20,650           --                --          20,650
  Contribution of equity interest by
    minority members....................     87,556           --                --          87,556
  Distributions.........................         --      (13,364)               --         (13,364)
  Net income............................         --       28,927                --          28,927
                                           --------     --------          --------        --------
BALANCE AS OF DECEMBER 31, 2000.........    303,245       18,637                --         321,882

  Comprehensive income:

    Net income..........................         --       43,829                --          43,829
    Fair value of interest rate swaps...         --           --             1,656           1,656
                                                                                          --------
    Comprehensive income................         --           --                --          45,485

  Issuance of equity interest for
    acquisitions........................      5,000                             --           5,000
  Distributions.........................                 (22,606)               --         (22,606)
  Members' equity repurchased...........     (3,710)          --                --          (3,710)
  Members' equity surrendered in
    purchase price settlement...........     (2,500)          --                --          (2,500)
                                           --------     --------          --------        --------
BALANCE AS OF DECEMBER 31, 2001.........   $302,035      $39,860            $1,656        $343,551
                                           ========     ========          ========        ========

                See Notes to Consolidated Financial Statements.

                         ASBURY AUTOMOTIVE GROUP L.L.C.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        2000        2001
                                                              ---------   ---------   ---------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income................................................    $16,148     $28,927     $43,829
  Adjustments to reconcile net income to net cash provided
    by operating activities--
      Depreciation and amortization.........................     16,676      24,503      30,768
      (Gain) loss on sale of assets.........................     (2,365)      1,533         384
      Minority interest in subsidiary earnings..............     20,520       9,740       1,240
      Extraordinary loss on early extinguishment of debt....        752          --       1,433
      Net losses from unconsolidated affiliates.............        616       6,066       3,248
      Other non-cash charges................................        753         505       3,568
  Changes in operating assets and liabilities, net of
    effects from acquisitions and divestiture of assets--
      Contracts-in-transit..................................     (2,260)    (19,632)    (16,490)
      Accounts receivable, net..............................    (13,101)    (17,500)    (20,025)
      Proceeds from sale of accounts receivable.............     18,108      19,867      17,624
      Inventories...........................................    (50,611)    (22,911)    106,414
      Floor plan notes payable..............................     36,402      38,200     (80,812)
      Accounts payable and accrued liabilities..............     (1,032)     (8,335)     12,344
      Other.................................................      6,270       2,049      (7,000)
                                                              ---------   ---------   ---------
      Net cash provided by operating activities.............     46,876      63,012      96,525
                                                              ---------   ---------   ---------
CASH FLOW FROM INVESTING ACTIVITIES:
  Capital expenditures......................................    (22,327)    (36,062)    (50,032)
  Proceeds from the sale of assets..........................     15,803       6,054       2,083
  Acquisitions (net of cash and cash equivalents acquired of
    $13,154, $12,776 and $1,049 in 1999, 2000 and 2001,
    respectively)...........................................   (106,443)   (183,840)    (50,150)
  Investments in unconsolidated affiliates..................     (7,500)         --      (1,200)
  Proceeds from restricted marketable securities............      1,253       1,423         885
  Net receipt (issuance) of finance contracts...............     (6,250)       (480)        121
  Other investing activities................................       (183)         --          --
                                                              ---------   ---------   ---------
      Net cash used in investing activities.................   (125,647)   (212,905)    (98,293)
                                                              ---------   ---------   ---------
CASH FLOW FROM FINANCING ACTIVITIES:
  Distributions to members..................................     (9,874)    (13,364)    (22,606)
  Repurchase of members' equity.............................         --          --      (3,710)
  Contributions from members................................     38,100      20,650          --
  Repayments of debt........................................    (34,565)    (14,597)   (343,401)
  Proceeds from borrowings..................................    112,930     159,411     399,717
  Payment of debt issuance costs............................         --          --     (12,530)
  Net cash contributions from (distributions to) minority
    members of subsidiaries.................................     (8,622)        212          --
  Other financing costs.....................................         --          --      (2,437)
                                                              ---------   ---------   ---------
      Net cash provided by financing activities.............     97,969     152,312      15,033
                                                              ---------   ---------   ---------
      Net increase in cash and cash equivalents.............     19,198       2,419      13,265
CASH AND CASH EQUIVALENTS, beginning of period..............     25,624      44,822      47,241
                                                              ---------   ---------   ---------
CASH AND CASH EQUIVALENTS, end of period....................    $44,822     $47,241     $60,506
                                                              =========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for--
    Interest (net of amounts capitalized)...................    $42,758     $77,322     $69,276
                                                              =========   =========   =========
    Income taxes............................................     $1,364      $3,302      $4,647
                                                              =========   =========   =========
NON-CASH INVESTING AND FINANCING ACTIVITIES:

  Issuance of equity for acquisitions.......................    $27,190     $13,050      $5,000
                                                              =========   =========   =========
  Members' equity surrendered in purchase price
    settlement..............................................     $   --      $   --      $2,500
                                                              =========   =========   =========

     See Note 3 for additional supplemental non-cash investing activities.
                See Notes to Consolidated Financial Statements.

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

1. DESCRIPTION OF BUSINESS

    Asbury Automotive Group L.L.C. ("Asbury" or the "Company") is a national automotive retailer, operating 91 new and used car dealerships (including 131 franchises) and 24 collision repair centers in 17 metropolitan areas of the Southeastern, Midwestern, Southwestern and Northwestern United States as of December 31, 2001. Asbury sells new and used vehicles, light trucks and replacement parts, provides vehicle maintenance, warranty, paint and repair services and arranges vehicle finance, insurance and service contracts for its automotive customers. Asbury offers, collectively, 32 domestic and foreign brands of new vehicles. In addition, one dealership sells four brands of commercial motor trucks.

    The Company was formed in 1995 and is controlled by Asbury Automotive Holdings L.L.C. which is controlled by Ripplewood Investments L.L.C.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The financial statements reflect the consolidated accounts of Asbury and its wholly-owned subsidiaries. The equity method of accounting is used for investments in which the Company has significant influence. Generally, this represents common stock ownership or partnership equity of at least 20% but not more than 50%. All intercompany transactions have been eliminated in consolidation.

REVENUE RECOGNITION

    Revenue from the sale of new and used vehicles is recognized upon delivery, passage of title, signing of the sales contract and approval of financing. Revenue from the sale of parts and services is recognized upon delivery of parts to the customer or when vehicle service work is performed. Sales discounts and service coupons are accounted for as a reduction to the sales price at the point of sale. Manufacturer incentives and rebates, including holdbacks, are not recognized until earned in accordance with the respective manufacturers incentive programs.

    The Company receives commissions from the sale of credit life and disability insurance and vehicle service contracts to customers. In addition, the Company arranges financing for customers through various institutions and receives commissions equal to the difference between the loan rates charged to customers over predetermined financing rates set by the financing institution.

    The Company may be charged back ("chargebacks") for financing fees, insurance or vehicle service contract commissions in the event of early termination of the contracts by customers. The revenues from financing fees and commissions are recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and vehicle service contract revenues, net of estimated chargebacks, are included in finance and insurance revenue in the accompanying consolidated statements of income.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase.

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

CONTRACTS-IN-TRANSIT

    Contracts-in-transit represent receivables from finance companies for the portion of the vehicle purchase price financed by customers through sources arranged by the Company.

INVENTORIES

    Inventories are stated at the lower of cost or market. The Company uses the "last-in, first-out" method ("LIFO") to account for approximately 64% and 56% of its inventories, the specific identification method to account for 33% and 39% of its inventories, and the "first-in, first-out" method ("FIFO") to account for 3% and 5% of its inventories at December 31, 2000 and 2001, respectively. If the FIFO method had been used to determine cost for inventories valued using the LIFO method, net income would have been increased (decreased) by $2,139, $2,097 and ($908) for the years ended December 31, 1999, 2000 and 2001, respectively. The Company assesses the lower of cost or market reserve requirement on an individual unit basis, historical loss rates, the age and composition of the inventory and current market conditions. The lower of cost or market reserves were $4,514 and $3,939 as of December 31, 2000 and 2001, respectively.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset. The range of estimated useful lives is as follows (in years):

Buildings and leasehold improvements........................    5-35
Machinery and equipment.....................................    3-10
Furniture and fixtures......................................    3-10
Company vehicles............................................     3-5

    Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are charged to operations as incurred.

    The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the assets and is amortized over the estimated useful lives of the assets. During 2001, the Company capitalized $779 of interest in connection with various capital expansion projects.

GOODWILL AND LONG-LIVED ASSETS


    Goodwill represents the excess of purchase price over the fair value of the net tangible and other intangible assets acquired at the date of acquisition. Goodwill is amortized on a straight-line basis over 40 years. Amortization expense charged to operations totaled $4,960, $8,330, and $9,564 for the years ended December 31, 1999, 2000 and 2001, respectively. Accumulated amortization totaled $15,041 and $24,748 as of December 31, 2000 and 2001, respectively. Other intangible assets, included in other assets on the accompanying consolidated balance sheets, relate mostly to value assigned to manufacturer franchise rights. The non-compete agreements and favorable lease rights are amortized on a straight-line basis over the life of the agreements ranging from 3-15 years. The value associated with the manufacturer franchise rights is deemed to have an

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)


indefinite life based on the provisions and/or characteristics of the manufacturer franchise agreements.


IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS

    The recoverability of the Company's long-lived assets, including related goodwill, other intangibles, and enterprise level goodwill is assessed by comparing the carrying amounts of such assets to the estimated undiscounted cash flows relating to those assets. The Company would conclude that an asset was impaired if the sum of such expected future cash flows is less than the carrying amount of the related asset. If the Company was to determine that an asset was impaired, the impairment loss would be the amount by which the carrying amount of the related asset exceeds its fair value. Events that would trigger an impairment assessment of long-lived assets or goodwill include but are not limited to: a significant decrease in the market value of an asset or the Company, a significant change in the Company's business or in the extent or manner in which an asset is used, a significant adverse change in legal factors or in the business climate that could affect the value of the Company or an asset or, a history of operating on cash flow losses or a forecast that demonstrates losses of the Company or an asset. The Company does not believe its long-lived assets are impaired at December 31, 2001.

EQUITY-BASED COMPENSATION

    The Company accounts for equity-based compensation issued to employees in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company, as permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock--Based Compensation," has chosen to account for equity options at their intrinsic value. The Company has granted options either at or above market value and accordingly, no compensation expense has been recorded for its option plan.

TAX STATUS

    The Company consists primarily of limited liability companies and partnerships (with the Company as the parent), which are treated as one partnership for tax purposes. Under this structure, such companies and partnerships are not subject to income taxes but instead the members of the Company are taxed on their respective distributive shares of the Company's taxable income. Therefore, no provision for federal or state income taxes has been included in the financial statements for the limited liability companies and partnerships.

    The Company has nine subsidiaries which for income tax purposes are "C" corporations under the provisions of the U.S. Internal Revenue Code and, accordingly, follow the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are assumed to be in effect when the underlying assets are realized and liabilities are settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.

ADVERTISING

    The Company expenses production and other costs of advertising as incurred net of earned manufacturer credits and other discounts. Advertising expense totaled $29,622, $42,233 and

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

$43,131 for the years ended December 31, 1999, 2000 and 2001 net of earned manufacturer credits of $7,305, $10,698 and $11,019 respectively, and is included in selling, general and administrative expense in the accompanying consolidated statements of income. For the years ended December 31, 2000 and 2001, approximately $5,200 and $5,946 respectively, was paid to two separate entities in which two members of the Company had substantial interests.

USE OF ESTIMATES

    Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates, particularly related to realization of inventory values, allowance for credit losses (see Note 7) and reserves for future chargebacks.

STATEMENTS OF CASH FLOWS

    The net change in floor plan financing of inventories, which is a customary financing technique in the industry, is reflected as an operating activity in the accompanying consolidated statements of cash flows.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist primarily of restricted marketable securities, floor plan notes payable and long-term debt. The carrying amounts of its financial instruments approximate their fair values at December 31, 2000 and 2001 due to their relatively short duration and variable interest rates.

CONCENTRATION OF CREDIT RISK

    Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash deposits. The Company maintains cash balances in financial institutions with strong credit ratings. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits.

    Concentrations of credit risk with respect to contracts-in-transit and accounts receivable are limited primarily to automakers and financial institutions. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising the Company's customer base.

    For the year ended December 31, 2001, Honda, Ford, Toyota, Nissan, Lexus, Acura and Mercedes Benz accounted for 16%, 12%, 10%, 7%, 6%, 5% and 5% of our revenues from new vehicle sales, respectively. No other franchise accounted for more than 5% of our total new vehicle revenue sales in 2001.

DERIVATIVE INVESTMENTS AND HEDGING ACTIVITIES

    The Company utilizes derivative financial investments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in interest rates. The Company documents its risk management strategy and hedge effectiveness at the inception of

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

and during the term of each hedge. Currently, the only derivatives being used by the Company are interest rate swaps for the purpose of hedging the cash flows of variable rate debt.

    The Company utilizes such derivatives only for the purpose of hedging the related risks, not for speculation. The derivatives which have been designated and qualify as cash flow hedging instruments are reported at fair value. The gain or loss on the effective portion of the hedge is initially reported as a component of other comprehensive income. The remaining gain or loss, if any, is recognized currently in earnings. Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged forecasted transaction affects earnings.

SEGMENT REPORTING

    The Company follows the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Based upon definitions contained in SFAS No. 131, the Company has determined that it operates in one segment and has no international operations.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (gains or losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 137 amended the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 138, issued in June 2000, addressed a limited number of issues that were causing implementation difficulties for numerous entities applying SFAS
No. 133. The adoption of SFAS No.133 did not have a material impact on the Company's results of operations, financial position, liquidity or cash flows.

    On June 30, 2001, the Financial Accounting Standards Board ("FASB") finalized and issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

    SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method, eliminating the pooling of interests method.

    SFAS 142, upon effectiveness, eliminates goodwill amortization over its estimated useful life. However, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test. Additionally, acquired intangible assets should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. Intangible assets with definitive lives will need to be amortized over their useful lives.

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

    The provisions of SFAS 142 apply immediately to all acquisitions completed at June 30, 2001. Goodwill and intangible assets with indefinite lives existing at June 30, 2001 will continue to be amortized until December 31, 2001. Effective January 1, 2002 such amortization will cease, as companies are required to adopt the new rules on such date. By the end of the first quarter of calendar year 2002, companies must begin to perform an impairment analysis of intangible assets. Furthermore, companies must complete the first step of the goodwill transition impairment test by June 30, 2002. Any impairment noted must be recorded at the date of effectiveness restating first quarter results, if necessary. Impairment charges, if any, that result from the application of the above tests would be recorded as the cumulative effect of a change in accounting principle in the first quarter of the year ending December 31, 2002.

    Other than the elimination of goodwill amortization as discussed above, the Company does not believe that the adoption of SFAS No. 142 will have a material impact on its financial condition or liquidity.

    In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" and the accounting and reporting provision of Accounting Principles Board Opinion (APB) No. 30, "Reporting the Results of Operations--Reporting the Effects of the Disposal of a Segment Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale whether previously held and used or newly acquired. SFAS No. 144 retains the provisions of APB
No. 30 for presentation of discontinued operations in the income statement, but broadens the presentation to include a component of an entity. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and the interim periods within.

3. ACQUISITIONS

OVERVIEW

    Prior to the Minority Member Transaction discussed later in this note, the Company had consummated eight major platform acquisitions ("platforms"), which were effected through its subsidiaries in which the sellers received, in addition to cash consideration, an interest in the platform subsidiary established to effect the related acquisition. Minority ownership interests related to such transactions ranged from 20% to 49%. Such acquisitions were accounted for using the purchase method of accounting; however, as also discussed below, certain of these acquisitions were effected through leveraged buy-out transactions. A leveraged buy-out is a transaction where in excess of 50% of the purchase price has been financed. According to Emerging Issues Task Force (EITF) 88-16 transactions meeting the criteria of a leveraged buy-out where the previous control group receives a greater than 20% interest in the acquired company, the net assets associated with the previous control group should be stated at historical cost. In such cases, the historical book value (carryover basis) was used to measure the portion of assets acquired and liabilities assumed attributed to such minority members of the subsidiaries. In connection with the Minority Member Transaction, as discussed below, the minority interests in the subsidiaries were acquired using the purchase method of accounting. As such, on April 30, 2000 the impact of carryover basis accounting associated with the interests transferred into Asbury Automotive Oregon L.L.C., ("Asbury Oregon"), have been eliminated.

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

    The Company has consummated additional acquisitions through its subsidiaries and certain of these acquisitions resulted in the issuance of minority interests. Certain of these additional acquisitions were combined to create a ninth platform.

    The operations of the acquired dealerships are included in the accompanying consolidated statements of income commencing on the date acquired.

MINORITY MEMBER TRANSACTION

    On April 30, 2000, Asbury, the then parent company, and the minority members of Asbury's subsidiaries reached an agreement whereby their respective equity interests were transferred into escrow pending the approval of the vehicle manufacturers. On August 30, 2000 the vehicle manufacturers, of which approval was required, approved the transaction and the respective equity interests were released from escrow and were transferred into Asbury Oregon in exchange for equity interests in Asbury Oregon (the "Minority Member Transaction"). On the date the equity interests were transferred into escrow, the exchange of the minority members' interests was accounted for using the purchase method of accounting whereby the values of the related minority interests transferred into Asbury Oregon were recorded at their estimated fair values, approximately $93,710. The accompanying consolidated balance sheets include the allocations of the purchase price to tangible and intangible net assets transferred. This allocation resulted in recording approximately $23,679 of goodwill. Following the Minority Member Transaction, the then parent company, Asbury, changed its name to Asbury Automotive Holdings L.L.C. ("Asbury Holdings") and Asbury Oregon changed its name to Asbury Automotive Group L.L.C. Subsequent to the Minority Member Transaction, Asbury Holdings owns approximately 59% of the member interest of the Company with the remaining member interest being held by the former minority members of the Company's subsidiaries.

1999

    During 1999, the Company acquired one platform (consisting of 6 dealerships), and 9 other dealerships as well as the remaining interest of a dealership partially purchased in 1998 for an aggregate purchase price of $119,597, including the proceeds from $73,784 in borrowings and the issuance of minority interests to certain of the previous controlling shareholders.

    The accompanying consolidated financial statements include the results of operations of acquisitions acquired in 1999 subsequent to the date of the respective acquisitions. The following unaudited pro forma financial data reflects the 1999 acquisitions as if they occurred on January 1, 1999.

                                                                 1999
                                                              -----------
                                                              (UNAUDITED)
Revenues....................................................  $3,455,256
Income before income taxes and minority interest............      44,208

2000

    During 2000, the Company acquired 18 dealerships for an aggregate purchase price of $197,648, including the proceeds from $140,820 in borrowings and the issuance of member equity interests to certain of the previous controlling shareholders.

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

    The accompanying consolidated financial statements include the results of operations of acquisitions acquired in 1999 and 2000 subsequent to the date of the respective acquisitions. The following unaudited pro forma financial data reflects the 1999 and 2000 acquisitions and the effect of the Minority Member Transaction as if they occurred on January 1, 1999.

                                                        1999         2000
                                                     ----------   ----------
                                                           (UNAUDITED)
Revenues...........................................  $4,274,277   $4,293,554
Income before income taxes and minority interest...      52,287       44,810

2001

    During 2001 the Company acquired 7 dealerships for an aggregate purchase price of $51,199 principally funded through the Company's acquisition credit facility and the issuance of a $5,000 equity interest in the Company to certain of the selling shareholders.

    The accompanying consolidated financial statements include the results of operations of the acquisitions completed in 2000 and 2001 from the date of the respective acquisitions. The following unaudited pro forma financial data reflects the 2000 and 2001 acquisitions as if they occurred on January 1, 2000.

                                                      2000             2001
                                                   ----------       ----------
                                                           (UNAUDITED)
Revenues.........................................  $4,601,262       $4,510,388
Income before taxes and minority interest........      47,262           52,758

    The unaudited pro forma selected financial data does not purport to represent what the Company's results of operations would have actually been had the transactions in fact occurred as of an earlier date or project the results for any future period. Pro forma adjustments included in the amounts above relate primarily to: (a) pro forma amortization expense; (b) adjustments to compensation expense and management fees to the post acquisition contracted amounts and; (c) increases in interest expense resulting from the net cash borrowings used to complete the related acquisitions.

    The foregoing acquisitions were all accounted for under the purchase method of accounting. Except as discussed below, the historical book values of the assets and liabilities were recorded at their fair value as of the acquisition dates. Certain of these acquisitions were affected through leveraged buyout transactions. Prior to the Minority Member Transaction, the accompanying consolidated financial statements reflected the use of carryover basis (i.e., the historical values of the acquired company prior to the acquisition) in order to measure the portion of assets acquired and liabilities assumed attributed to certain minority members of the subsidiaries.

    In certain of these transactions, just prior to the leveraged buy-out of the related controlling interest, the net book value attributable to the minority interests was increased to reflect its fair value. This amount along with the historical carrying amount of the net assets acquired was the basis for determining the amount of carryover basis used to record the leveraged buy-out of the acquisition.

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

    The following table summarizes the Company's acquisitions:

                                                                ACQUISITIONS CONSUMMATED IN:
                                                              ---------------------------------
                                                                1999        2000        2001
                                                              ---------   ---------   ---------
Cash paid for businesses acquired...........................  $119,597    $196,616    $ 51,199
Equity issued...............................................        --          --       5,000
Issuance of minority equity interest........................    27,190      13,050          --
Less: Predecessor cost adjustment...........................   (18,828)     (9,582)         --
Goodwill....................................................   (87,754)   (129,557)    (40,317)
                                                              --------    --------    --------
Estimated fair value of net tangible and other intangible
  assets acquired...........................................  $ 40,205     $70,527     $15,882
                                                              ========    ========    ========

    As a result of the Minority Member Transaction, $82,783 of predecessor cost adjustment has been eliminated as part of the purchase accounting applied.

    The allocation of purchase price to assets acquired and liabilities assumed for 2001 acquisitions has been based on preliminary estimates of fair value and may be revised as additional information concerning valuation of such assets and liabilities becomes available. The preliminary allocation of purchase price for 2001 acquisitions is as follows:

Working capital.............................................  $ 7,213
Fixed assets................................................    6,454
Other assets................................................      153
Goodwill....................................................   40,317
Franchise rights............................................    5,000
Other liabilities...........................................     (864)
Acquisition of minority interest............................   (2,074)
                                                              -------
Total purchase price........................................  $56,199
                                                              =======

    Amounts for certain of the acquisitions are subject to final purchase price adjustments for items such as tangible net worth and seller's representations regarding the adequacy of certain reserves. In addition, the allocation of amounts to acquired intangibles is subject to final valuation.

MINORITY INTERESTS

    The use of carryover basis accounting for those acquisitions effected through leveraged buy-out transactions combined with the impact of distributing to the sellers a portion of the borrowings used to consummate such acquisitions resulted in minority shareholder deficits in those subsidiaries. In 1998, such deficits were recorded as a reduction of members' equity. In 1999, the Company determined that the minority portion of those shareholder deficits were realizable. Accordingly, these amounts were reclassified to, and offset against, other minority interest amounts. All minority interests were eliminated as a result of the Minority Member Transaction.

4. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

    In the fourth quarter of 1999, the Company made a $7,500 investment in Greenlight.com ("Greenlight"), a startup Internet company engaged in the retail sale of new vehicles. The investment was accounted for under the equity method whereby the Company recorded pre-tax losses of $764 and $6,938 in 1999 and 2000, respectively, related to its investment in and expenses paid on the behalf of Greenlight. As of December 31, 2000, the Company's investment was fully written-off through equity investment losses. In 2001, the Company invested an additional $1,200

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

into Greenlight. Following the Company's additional investment, Greenlight was merged into CarsDirect.com ("CarsDirect") a company also engaged in the retail sale of new vehicles over the Internet. The Company's investment in CarsDirect totaled approximately 3% of CarsDirect's total equity after the merger. The Company's cost basis investment in CarsDirect is fully reserved for as of December 31, 2001.

5. DIVESTITURES

    During 1999, the Company completed the sale of certain real estate assets for net cash proceeds of $13,016 recognizing a gain of $2,392. The gain was comprised of the difference of $3,459 between the recorded book value as of the date of the sale and the net cash proceeds is attributed to the use of carryover basis in valuing the minority interest in the related assets. Of that difference, $1,067 relates to the sale of an asset back to one of the Company's minority members within the purchase price allocation period and was therefore accounted for as an adjustment to the related purchase price. In addition, the Company sold other fixed assets for cash proceeds of $2,787, recognizing a $27 loss.

    During 2000, the Company sold three dealerships and certain fixed assets for net cash proceeds of $6,054 and recorded a net loss on sale of these assets of $1,533. The loss was comprised of $1,650 of losses from the sale of dealerships which was offset by $117 of gains from the sale of fixed assets.

    During 2001, the Company received net cash proceeds of $2,083 and recorded a $384 net loss on the sale of assets. The net loss was comprised of a $421 loss related to the divestiture of two franchises offset by a $37 gain on the sale of fixed assets.

    The above mentioned gain in 1999, which resulted from the use of carryover basis to value the minority interest in the related assets, is also reflected in minority interest in subsidiary earnings on the respective accompanying consolidated statements of income.

6. INVENTORIES AND RELATED FLOOR PLAN NOTES PAYABLE

    Inventories consist of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000        2001
                                                              ---------   ---------
                                                                   (UNAUDITED)
New vehicles................................................  $444,688    $379,104
Used vehicles...............................................    74,529      74,885
Parts and accessories.......................................    38,281      40,158
LIFO reserve................................................    (3,357)     (2,449)
                                                              --------    --------
  Total inventories.........................................  $554,141    $491,698
                                                              ========    ========

    The inventory balance is reduced by manufacturers' purchase discounts; such reduction is not reflected in related floor plan liability.

    Floor plan notes payable reflect amounts payable for purchases of specific vehicle inventories and are due to various floor plan lenders bearing interest at variable rates based on LIBOR or prime. For the years ended December 31, 2000 and 2001, the weighted average interest rates on floor plan notes payable outstanding were 8.7% and 6.3%, respectively. Floor plan arrangements permit borrowings based upon new and used vehicle inventory levels. Vehicle payments on notes are due when the related vehicles are sold. The notes are collateralized by substantially all vehicle inventories of the respective subsidiary and are subject to certain financial and other covenants.

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

7. ACCOUNTS AND NOTES RECEIVABLE

ACCOUNTS RECEIVABLE

    The Company has agreements to sell certain of its trade receivables, without recourse as to credit risk, in an amount not to exceed $25,000 per year. The receivables are sold at a discount which is included in selling, general and administrative expenses in the accompanying consolidated statements of income. The discounts totaled $543, $556 and $476 in 1999, 2000 and 2001, respectively. At December 31, 2000 and 2001, $19,867 and $17,624 of receivables, respectively, were sold under these agreements and were reflected as reductions of trade accounts receivable.

NOTES RECEIVABLE

    Notes receivable for finance contracts, included in prepaid and other current assets and other assets on the accompanying consolidated balance sheets, have initial terms ranging from 12 to 60 months bearing interest at rates ranging from 7.5% to 29.9% and are collateralized by the related vehicles. Notes receivable--finance contracts consists of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       2001
                                                              --------   --------
Gross contract amounts due..................................   $34,614    $34,857
Less--Allowance for credit losses...........................    (4,760)    (4,631)
                                                              --------   --------
                                                                29,854     30,226

Current maturities, net.....................................   (14,741)   (13,916)
                                                              --------   --------
Notes receivable, net of current portion....................   $15,113    $16,310
                                                              ========   ========

    Contractual maturities of gross notes receivable--finance contracts at December 31, 2001 are as follows:

2002........................................................   $13,633
2003........................................................    10,604
2004........................................................     7,195
2005........................................................     2,889
2006........................................................       536
                                                               -------
                                                               $34,857
                                                               =======

8. PROPERTY AND EQUIPMENT, NET

    Property and equipment, net consist of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000        2001
                                                              ---------   ---------
Land........................................................  $ 60,031    $ 67,937
Buildings and leasehold improvements........................   121,809     154,759
Machinery and equipment.....................................    27,966      32,537
Furniture and fixtures......................................    19,641      24,636
Company vehicles............................................    19,162      24,236
                                                              --------    --------
  Total.....................................................   248,609     304,105

Less--Accumulated depreciation..............................   (30,456)    (47,703)
                                                              --------    --------
  Property and equipment, net...............................  $218,153    $256,402
                                                              ========    ========

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

9. SHORT-TERM DEBT

    One of the Company's subsidiaries had $25,000 available under the terms of certain revolving credit facilities through April 2001 and $10,000 available under one credit facility thereafter, of which $13,667 and $10,000 was outstanding at December 31, 2000 and 2001, respectively. The credit facilities are secured by the notes receivable of the respective subsidiary. Such amounts are payable on demand, and accrue interest at variable rates (the weighted average interest rates were 10.0% and 8.6% for the years ended December 31, 2000 and 2001, respectively). In addition, another one of the Company's subsidiaries had $2,623 outstanding on a revolving credit facility as of December 31, 2000, representing the full amount available under the facility. Such amount was repaid in January 2001.

    The credit facilities mentioned above are subject to certain financial and other covenants.

10. LONG-TERM DEBT

    Long-term debt consists of the following at:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                2000          2001
                                                              ---------   ------------
Term notes payable to banks (including the Committed Credit
  Facility, as defined below) bearing interest at fixed and
  variable rates (the weighted average interest rates were
  10.1% and 9.8% for the years-ended December 31, 2000 and
  2001, respectively), maturing in January 2005, secured by
  the assets of the related subsidiary companies............  $318,582      $383,269

Mortgage notes payable to banks bearing interest at fixed
  and variable rates (the weighted average interest rates
  were 9.3% and 7.9% for years-ended December 31, 2000 and
  2001, respectively), maturing at various dates from 2002
  to 2015. These obligations are secured by property, plant
  and equipment of the related subsidiary companies which
  had an approximate net book value of $157,084 at December
  31, 2001..................................................   114,646       121,730

Non-interest bearing note payable to former shareholders of
  one of the Company's subsidiaries, net of unamortized
  discount of $1,886, and $1,113 as of December 31, 2000 and
  2001 respectively, determined at an effective interest
  rate of 6.4%, payable in semiannual installments of
  approximately $913, due January 2006, secured by
  marketable securities.....................................     8,453         7,138

Notes payable to financing institutions secured by
  rental/loaner vehicles bearing interest at variable rates
  (the weighted average interest rates were 8.7% and 7.6%
  for the years ended December 31, 2000 and 2001,
  respectively), maturing at various dates from 2002 to
  2004......................................................     7,269        10,741

Capital lease obligations...................................     4,058         2,297

Other notes payable.........................................     2,366         3,162
                                                              --------      --------

                                                               455,374       528,337

Less--current portion.......................................   (19,495)      (35,789)
                                                              --------      --------

Long-term portion...........................................  $435,879      $492,548
                                                              ========      ========

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

    The aggregate maturities of long-term debt at December 31, 2001, are as follows:

2002........................................................  $ 35,789
2003........................................................    49,569
2004........................................................     5,148
2005........................................................   398,880
2006........................................................     3,414
Thereafter..................................................    35,537
                                                              --------
                                                              $528,337
                                                              ========

    Prior to January 17, 2001, the Company had variable rate notes, primarily based on LIBOR which were subject to normal lending terms and contained covenants which limited the Company's ability to incur additional debt and transfer cash outside the related subsidiary (such restrictions include transferring funds upstream to the Company). In addition, the various debt agreements required the related subsidiary to maintain certain financial ratios.

    On January 17, 2001, the Company entered into a three year committed financing agreement (the "Committed Credit Facility") with Ford Motor Credit Company, General Motors Acceptance Corporation and Chrysler Financial Company L.L.C. with total availability of $550 million. The Committed Credit Facility is used for working capital and acquisition financing. At the date of closing, the Company utilized $330,599 of the Committed Credit Facility to repay certain existing term notes and pay certain fees and expenses of the closing. All borrowings under the Committed Credit Facility bear interest at variable rates based on LIBOR plus a specified percentage depending on the Company's attainment of certain leverage ratios and the outstanding balance under this Facility.

    The terms of the Committed Credit Facility require the Company to maintain certain financial covenants including a current ratio, a fixed charge coverage ratio and a leverage ratio.

    The Company has extended the maturity of the Committed Credit Facility through January 2005.

    Also on January 17, 2001, and in connection with the Committed Credit Facility, the Company obtained uncommitted floor plan financing lines of credit for new vehicles (the "New Floor Plan Lines"). The Company refinanced substantially all of its existing floor plan debt under the New Floor Plan Lines. The New Floor Plan Lines do not have specified maturities. They bear interest at variable rates based on LIBOR or prime and are provided by:

Ford Motor Credit Company.............................  $330 million
Chrysler Financial Company L.L.C......................  $315 million
General Motors Acceptance Corporation.................  $105 million
                                                        ------------
  Total floor plan lines..............................  $750 million
                                                        ============

    The Company finances substantially all of its new vehicle inventory and a portion of its used vehicle inventory under the floor plan financing credit facilities. The Company is required to make monthly interest payments on the amount financed, but is not required to repay the principal prior to the sale of the vehicle. These floor plan arrangements grant a security interest in the financed

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

vehicles as well as the related sales proceeds. Amounts financed under the floor plan financing bear interest at variable rates, which are typically tied to LIBOR or a prime rate.

    Each of the above three lenders also provides, in its reasonable discretion, uncommitted floor plan financing for used vehicles. Such used vehicle financing is provided up to a fixed percentage of the value of each financed used vehicle.

    At December 31, 2000 and 2001, the Company held investments in restricted marketable securities (U.S. Treasury Strips), which serve as collateral for a non-interest bearing note payable due to former shareholders of one of the Company's subsidiaries. These marketable securities are classified as held to maturity and accordingly stated at cost which approximates fair market value and mature in 2006. The principal on the non-interest-bearing note is repaid from the proceeds of the maturity of such securities.

    Deferred financing fees aggregated approximately $1,711 and $8,832 as of December 31, 2000 and 2001, net of accumulated amortization of $1,068 and $3,568, respectively, and are included in other assets on the accompanying consolidated balance sheets.

11. FINANCIAL INSTRUMENTS

    The Company has entered into interest rate swap agreements to reduce the effects of changes in interest rates on its floating LIBOR rate long-term debt. At December 31, 2001, the Company had outstanding three interest rate swap agreements with a financial institution, having a combined total notional principal amount of $300 million, all maturing in November 2003. The swaps require the Company to pay fixed rates with a weighted average of approximately 2.99% and receive in return amounts calculated at one-month LIBOR. The aggregate fair value of the swap arrangements at December 31, 2001 was $1,776. The Company's swap agreements have been designated and qualify as cash flow hedges of the Company's forecasted variable interest rate payments. For the year ended December 31, 2001, the ineffectiveness reflected in earnings was $120. The measurement of hedge ineffectiveness is based on a comparison of the change in fair value of the actual swap and the change in fair value of a hypothetical swap with terms that identically match the critical terms of the floating rate debt. The ineffectiveness of these swaps is reported in other income in the accompanying consolidated statement of income.

    Additionally, in December 2000, the Company terminated a swap agreement resulting in a gain of $375 which was deferred and recorded to income in the first quarter of 2001 when the related debt was extinguished.

12. INCOME TAXES

    For those subsidiaries subject to income tax, provisions have been made for deferred taxes based on differences between financial statement and tax basis of assets and liabilities using currently enacted tax rates and regulations. Deferred taxes include $2,723 and $3,877 included in current liabilities, and $1,043 and $1,370 included in non-current liabilities, primarily related to investments in partnerships as of December 31, 2000 and 2001, respectively.

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

    The pro forma provision for income taxes reflects the income tax expense that would have been reported if the Company had been a C corporation. The components of unaudited pro forma income taxes for the year ended December 31, 2001 are as follows:

                                                              DECEMBER 31, 2001
                                                              -----------------
Pro forma income taxes:
  Current:
    Federal.................................................       $18,798
    State...................................................         2,686
    Less: minority portion..................................          (528)
                                                                   -------
      Total current.........................................        20,956
  Deferred:
    Federal.................................................           850
    State...................................................           121
    Less: minority portion..................................           (24)
                                                                   -------
      Total deferred........................................           947
                                                                   -------
Total pro forma income taxes................................       $21,903
                                                                   =======

    The following tabulation reconciles the expected corporate federal income tax expense for the year ended December 31, 2001 to the Company's unaudited pro forma income tax expense:

                                                              DECEMBER 31, 2001
                                                              -----------------
Expected pro forma income tax expense.......................         35.0%
State income tax, net of federal tax effect.................          5.0%
Non-deductible goodwill and other intangibles...............          2.5%
Other, net..................................................          2.0%
                                                                     ----
                                                                     44.5%
                                                                     ====

13. RELATED-PARTY TRANSACTIONS

    In connection with its acquisitions, the Company paid $1,000 during 1999, to certain of its members for transaction related services.

    In May 1999, the Company sold back to one of its members a hotel business that it acquired in the previous year from him for $2,400. This transaction had no impact on our company's consolidated statement of income. The Company continues to maintain a guarantee on certain debt of that business which had an outstanding balance of $4,500 as of December 31, 2001.

    In addition to the advertising expenses (Note 2) and operating leases (Note 14), the Company paid $180, $118 and $405 for the years ended
December 31, 1999, 2000 and 2001, to various entities owned by its members for plane usage. Such amounts are included in selling, general and administrative expense on the accompanying consolidated statements of income.

    The Company receives management fees from non-consolidated entities owned by it members for accounting and other administrative services. Such amounts totaled $54, $54 and $35 for the years ended December 31, 1999, 2000 and 2001, and is included as an offset to selling, general and administrative expenses in the accompanying consolidated statements of income.

    In January 2001 the Company sold $378 of inventory to one of its members.

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

    In January 2002, the Company acquired land from one of its members for $1.7 million which equaled the appraised value.


    The Company expects to enter into an agreement to purchase land from one of its members for $2,000. The appraised value of the property is $800 less than the anticipated purchase price due partially to demand for this property with the remainder being offset by a rent-free lease to be entered into with this member for an adjacent piece of property.


14. OPERATING LEASES

    The Company leases various facilities and equipment under long-term operating lease agreements, including leases with its members or entities controlled by the Company's members. In instances where the Company entered into leases in which the rent escalates over time the Company has straight-lined the rent expense over the life of the lease. Rent expense amounted to $16,943, $22,616 and $25,679 for the three years ended December 31, 1999, 2000 and 2001, respectively. Of these amounts, $10,405, $14,103 and $12,175, respectively, were paid to entities controlled by its members.

    Future minimum payments under long-term, non-cancelable operating leases as of December 31, 2001, are as follows:

                                           RELATED        THIRD
                                           PARTIES       PARTIES       TOTAL
                                         ------------   ----------   ---------
2002...................................    $ 12,850      $ 14,334    $ 27,184
2003...................................      12,893        12,928      25,821
2004...................................      12,929        11,275      24,204
2005...................................      12,966        10,346      23,312
2006...................................      12,923         9,012      21,935
Thereafter.............................      40,878        55,800      96,678
                                           --------      --------    --------
    Total..............................    $105,439      $113,695    $219,134
                                           ========      ========    ========


    The Company has an option to acquire certain properties from one of the related party entities mentioned above. The purchase option initially based on the aggregate appraised value adjusts each year for movements in the CPI. The purchase option of $50,396 can only be exercised in total.


15. COMMITMENTS AND CONTINGENCIES

    A significant portion of the Company's vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, the Company's operations are subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in foreign countries. The United States or the countries from which the Company's products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/ or parts at reasonable prices.

    Manufacturers may direct the Company to implement costly capital improvements to dealerships as a condition for renewing the Company's franchise agreements with them. Manufacturers also typically require that their franchises meet specific standards of appearance. These factors, either alone or in combination, could cause the Company to divert its financial resources to capital projects from uses that management believes may be of higher long-term value to the Company, such as acquisitions.

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

    Substantially all of the Company's facilities are subject to federal, state and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net earnings, financial condition, liquidity or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such materials comply with applicable federal, state and local requirements.

    The Company is involved in legal proceedings and claims, which arise in the ordinary course of its business and with respect to certain of these claims, the sellers have indemnified the Company. In the opinion of management of the Company, the amount of ultimate liability with respect to these actions will not materially affect the financial condition, liquidity or the results of operations of the Company.

    The dealerships operated by the Company hold franchise agreements with a number of vehicle manufacturers. In accordance with the individual franchise agreements, each dealership is subject to certain rights and restrictions typical of the industry. The ability of the manufacturers to influence the operations of the dealerships or the loss of a franchise agreement could have a negative impact on the Company's operating results.


    The Company has guaranteed four loans made by financial institutions either directly to management or to non-consolidated entities controlled by management which totaled approximately $9,100 at December 31, 2001. Three of these guarantees, made on behalf of one of our platform chief executives and two other platform executives, were made in conjunction with those executives acquiring equity in the Company. The primary obligors of these notes are the platform executives. The guarantees were made in December 1999 and in April 1998 respectively. In each of these cases the Company believed that it was important for each of the individuals to have equity at risk. The fourth guarantee is made by a corporation acquired by the Company in October 1998 and guarantees an industrial revenue bond. Under the terms of the industrial revenue bond, the Company could not remove itself as a guarantor. The primary obligor of the note is the non-dealership business entity and that entity's partners as individuals.


16. EQUITY BASED ARRANGEMENTS

    In 1999, the Company adopted an equity option plan for certain management employees (the "Option Plan") that, as amended, provides for the grant of equity interests not to exceed $18,000. The grants are stated at a dollar amount based on the Company's entity value except as the Compensation Committee may otherwise provide. Except as the Compensation Committee may otherwise provide, that the exercise price of the grant is equal to the fair market value (as defined) of the grant on the grant date. Equity interests in the Company purchased by employees pursuant to the Option Plan are callable by the Company under certain circumstances at their fair value (as

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

defined) and vest over a period of three years. The following tables summarize information about option activity and amounts:

                                                              MEMBERSHIP
                                                               INTEREST
                                                              PERCENTAGE
                                                              ----------
Options outstanding December 31, 1998.......................       --
  Granted...................................................     .029%
                                                                -----
Options outstanding December 31, 1999.......................     .029
  Granted...................................................     .004
  Cancelled.................................................    (.029)
                                                                -----
Options outstanding December 31, 2000.......................     .004%
  Granted...................................................     .039
  Cancelled.................................................    (.002)
                                                                -----
  Options outstanding December 31, 2001.....................     .041
                                                                =====

    As of December 31, 2000 and 2001, the weighted average remaining contractual life was 9.07 and 9.71 years respectively. The number of options exercisable as of December 31, 2000 and 2001, was .001%.

    Had the fair value method of accounting been applied to the Company's stock option plan, the pro forma impact on the Company's net income would have been as follows for the years ended December 31, 1999, 2000 and 2001:

                                                   1999       2000       2001
                                                 --------   --------   --------
Net income as reported.........................  $16,148    $28,927    $43,829
Pro forma net income...........................   16,086     28,752     42,928

    The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                     1999       2000       2001
                                                   --------   --------   --------
Expected life of option..........................  5 years    5 years    5 years
Risk-free interest rate..........................  6.14%      6.47%      4.15%
Expected volatility..............................  55%        55%        54%
Expected dividend yield..........................  0%         0%         0%

    The Company has an arrangement whereby, under certain circumstances, certain senior executives will participate in the increase in the value of the Company. The executives would be eligible to receive a portion of the remaining distributable cash generated from a sale or liquidation of the Company or a Board declared distribution in excess of the capital contributed to the Company plus a compounded 8% rate of return. No circumstances have occurred which would cause such participation nor does the Company presently believe any remaining distributable cash is available for such executives and, accordingly, no compensation expense has been recorded for the three years ended December 31, 1999, 2000 or 2001.

17. RETIREMENT PLANS

    The Company and several of the subsidiaries have existing 401(k) salary deferral/savings plans for the benefit of substantially all such employees. Employees electing to participate in the plans

                         ASBURY AUTOMOTIVE GROUP L.L.C.

                        DECEMBER 31, 1999, 2000 AND 2001

                             (DOLLARS IN THOUSANDS)

may contribute up to 15% of their annual compensation limited to the maximum amount that can be deducted for income tax purposes each year. Vesting varies at each respective subsidiary. Certain subsidiaries match a portion of the employee's contributions dependent upon reaching certain operating goals. Expenses related to subsidiary matching totaled $873, $1,920 and $2,578 for the years ended December 31, 1999, 2000 and 2001, respectively. In 2001, the Company consolidated substantially all of its existing 401(k) salary deferral/savings plans into one plan.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Asbury Automotive Group L.L.C.:

    We have audited the accompanying combined statements of income, shareholders' equity and cash flows of the Business Acquired by Asbury Automotive Group L.L.C. (Hutchinson Automotive Group) for the period from January 1, 2000 through June 30, 2000, and for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Business Acquired by Asbury Automotive Group L.L.C. for the period from
January 1, 2000, through June 30, 2000 and for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                         /s/ ARTHUR ANDERSEN LLP

Stamford, Connecticut
June 15, 2001

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE GROUP L.L.C.
                         (HUTCHINSON AUTOMOTIVE GROUP)
                         COMBINED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)


                                                                                  FOR THE PERIOD
                                                                FOR THE YEAR      JANUARY 1, 2000
                                                                    ENDED             THROUGH
                                                              DECEMBER 31, 1999    JUNE 30, 2000
                                                              -----------------   ---------------
REVENUE:
  New vehicles..............................................       $197,556           $58,061
  Used vehicles.............................................        112,109            35,903
  Parts, service and collision repair.......................         25,744             8,285
  Finance and insurance, net................................          7,123             1,713
                                                                   --------           -------
      Total revenue.........................................        342,532           103,962

COST OF SALES:
  New vehicles..............................................        179,016            52,784
  Used vehicles.............................................        100,648            31,875
  Parts, service and collision repair.......................         14,486             4,703
                                                                   --------           -------
      Total cost of sales...................................        294,150            89,362
                                                                   --------           -------

GROSS PROFIT................................................         48,382            14,600

OPERATING EXPENSES:
  Selling, general and administrative.......................         31,696            10,705
  Depreciation and amortization.............................          1,018               260
                                                                   --------           -------
      Income from operations................................         15,668             3,635
                                                                   --------           -------

OTHER INCOME (EXPENSE):
  Floor plan interest expense...............................         (1,675)             (635)
  Other income, net.........................................            225                58
                                                                   --------           -------
      Total other expense, net..............................         (1,450)             (577)
                                                                   --------           -------
      Net income............................................        $14,218            $3,058
                                                                   ========           =======

                  See Notes to Combined Financial Statements.

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE GROUP L.L.C.

                         (HUTCHINSON AUTOMOTIVE GROUP)

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY


                             (DOLLARS IN THOUSANDS)


                                                            COMMON STOCK     RETAINED
                                                           AND ADDITIONAL    EARNINGS
                                                           PAID-IN-CAPITAL   (DEFICIT)    TOTAL
                                                           ---------------   ---------   --------
BALANCE AS OF DECEMBER 31, 1998..........................      $24,601       $  9,637    $ 34,238
  Distributions..........................................           --        (13,797)    (13,797)
  Net income.............................................           --         14,218      14,218
                                                               -------       --------    --------
BALANCE AS OF DECEMBER 31, 1999..........................       24,601         10,058      34,659
  Distributions..........................................           --        (36,068)    (36,068)
  Net income.............................................           --          3,058       3,058
                                                               -------       --------    --------
BALANCE AS OF JUNE 30, 2000..............................      $24,601       $(22,952)     $1,649
                                                               =======       ========    ========

                  See Notes to Combined Financial Statements.

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE GROUP L.L.C.
                         (HUTCHINSON AUTOMOTIVE GROUP)
                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                                  FOR THE PERIOD
                                                               FOR THE YEAR      JANUARY 1, 2000
                                                                   ENDED         THROUGH JUNE 30,
                                                             DECEMBER 31, 1999         2000
                                                             -----------------   ----------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income...............................................       $ 14,218           $  3,058
Adjustments to reconcile net income to net cash provided by
  operating activities--
      Depreciation and amortization........................          1,018                260
Change in operating assets and liabilities, net of effects
  from acquisitions and divestiture of assets--
      Contracts-in-transit.................................           (188)             1,386
      Accounts receivable..................................           (711)               376
      Inventories..........................................         (1,727)             1,444
      Floor plan notes payable.............................          6,941                220
      Accounts payable and accrued liabilities.............            463               (357)
      Other................................................           (158)              (424)
                                                                  --------           --------
          Net cash provided by operating activities........         19,856              5,963
                                                                  --------           --------

CASH FLOW FROM INVESTING ACTIVITIES:
  Capital expenditures.....................................           (949)               (48)
  Proceeds from the sale of assets.........................              7                  3
  Cash and cash equivalents associated with the sale to
    Asbury.................................................             --             (1,930)
  Acquisitions.............................................             --                 --
                                                                  --------           --------
          Net cash used in investing activities............           (942)            (1,975)
                                                                  --------           --------

CASH FLOW FROM FINANCING ACTIVITIES:
  Distributions............................................        (13,797)           (11,225)
  Contributions............................................             --                 --
  Repayments of debt.......................................           (676)                --
  Proceeds from borrowings.................................             --                 --
                                                                  --------           --------
          Net cash provided by (used in) financing
            activities.....................................        (14,473)           (11,225)
                                                                  --------           --------
          Net increase (decrease) in cash and cash
            equivalents....................................          4,441             (7,237)
CASH AND CASH EQUIVALENTS, beginning of period.............          3,162              7,603
                                                                  --------           --------
CASH AND CASH EQUIVALENTS, end of period...................       $  7,603           $    366
                                                                  ========           ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest...................................       $  1,665           $    605
                                                                  ========           ========
  Non-cash distributions (net assets of the business sold
    to Asbury on April 14, 2000)...........................       $     --           $ 24,843
                                                                  ========           ========

                  See Notes to Combined Financial Statements.

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE GROUP L.L.C.
                         (HUTCHINSON AUTOMOTIVE GROUP)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)

1. DESCRIPTION OF BUSINESS

    Asbury Automotive Jacksonville L.P. ("Asbury Jacksonville") acquired the operations of Buddy Hutchinson Cars, Inc. ("Toyota") and Buddy Hutchinson Chevrolet, Inc. ("Chevrolet") on April 14, 2000 and the operations of Buddy Hutchinson Imports, Inc. ("Imports") on July 1, 2000 for $57,266 including the issuance of a $5,000 equity interest in Asbury Jacksonville to the majority shareholder of the selling entities. Asbury Automotive Arkansas L.L.C. ("Asbury Arkansas") acquired the operations of Regency Toyota Inc. ("Regency"), Mark Escude Nissan, Inc. ("Nissan"), Mark Escude Nissan North, Inc. ("Nissan North"), Mark Escude Motors, Inc. ("Mitsubishi") and Mark Escude Daewoo, Inc. ("Daewoo") on April 14, 2000 for $32,976 including the issuance of a $2,500 equity interest in Asbury Arkansas to the dealer operator of those entities. The companies mentioned above will from hereafter be referred to as the "Company" or "Hutchinson Automotive Group." Asbury Jacksonville and Asbury Arkansas are subsidiaries of Asbury Automotive Group L.L.C. ("Asbury").

    The Company is engaged in the sale of new and used vehicles, light trucks and replacement parts, provides vehicle maintenance, warranty, paint and repair services and arranges vehicle finance, insurance and service contracts for its automotive customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The financial statements reflect the combined accounts of Toyota, Regency, Nissan, Nissan North and Mitsubishi for the year ended December 31, 1999, and for the period from January 1, 2000 through April 13, 2000, the accounts of Chevrolet for the year ended December 31, 1999, and for the period from January 1, 2000 through April 13, 2000, the accounts of Daewoo for the period from August 1, 1999 through December 31, 1999, and for the period from January 1, 2000 through April 13, 2000, and the accounts of Imports for the year ended December 31, 1999, and for the period from January 1, 2000 through June 30, 2000.

    All intercompany transactions have been eliminated during the period of common ownership.

REVENUE RECOGNITION

    Revenue from the sale of new and used vehicles is recognized upon delivery, passage of title and signing of the sales contract. Revenue from the sale of parts and services is recognized upon delivery of parts to the customer or when vehicle service work is performed.

    The Company receives commissions from the sale of credit life and disability insurance and vehicle service contracts to customers. In addition, the Company arranges financing for customers through various institutions and receives commissions equal to the difference between the loan rates charged to customers over predetermined financing rates set by the financing institution.

    The Company may be charged back ("chargebacks") for financing fees, insurance or vehicle service contract commissions in the event of early termination of the contracts by customers. The revenue from financing fees and commissions is recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and vehicle service contract revenue, net of estimated chargebacks, is included in finance and insurance revenue in the accompanying combined statements of income.

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE GROUP L.L.C.
                         (HUTCHINSON AUTOMOTIVE GROUP)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase.

CONTRACTS-IN-TRANSIT

    Contracts-in-transit represent receivables from finance companies for the portion of the vehicle purchase price financed by customers through sources arranged by the Company.

INVENTORIES

    Inventories are stated at the lower of cost or market. The Company uses the "last-in, first-out" method ("LIFO") to account for the new vehicle inventories of all its dealerships except for the Daewoo and the parts inventories of Regency and Nissan South, the specific identification method to account for the used vehicle inventories of all its dealerships, and the "first-in, first-out" method ("FIFO") to account for the new vehicle inventory of Daewoo and the parts inventories of all its dealerships, except for Regency and Nissan South. Had the FIFO method been used to determine the cost of inventories valued using the LIFO method, net income would have increased (decreased) by ($131), ($62) and $299 for the years ended December 31, 1998 and 1999 and for the period from January 1, 2000 through June 30, 2000, respectively.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset. The range of estimated useful lives is as follows (in years)--

Buildings and leasehold improvements........................    5-35
Machinery and equipment.....................................     5-7
Furniture and fixtures......................................     5-7
Company vehicles............................................     3-5

    Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are charged to operations as incurred.

GOODWILL

    Goodwill represents the excess of purchase price over the fair value of the net assets acquired at date of acquisition. Goodwill is amortized on a straight-line basis over 40 years. Amortization expense charged to operations totaled $106 and $53 for the year ended December 31, 1999, and for the period from January 1, 2000 through June 30, 2000, respectively. Accumulated amortization totaled $240 as of December 31, 1999.

IMPAIRMENT OF LONG-LIVED ASSETS

    The recoverability of the Company's long-lived assets, including goodwill and other intangibles, is assessed by comparing the carrying amounts of such assets to the estimated undiscounted cash flows relating to those assets. The Company does not believe its long-lived assets are impaired at December 31, 1999.

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE GROUP L.L.C.
                         (HUTCHINSON AUTOMOTIVE GROUP)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

TAX STATUS

    The Company's shareholders have elected to be taxed as S corporations as defined by the Internal Revenue Code. The shareholders of the Company are taxed on their share of the Company's taxable income. Therefore, no provision for federal or state income taxes has been included in the financial statements.

ADVERTISING

    The Company expenses production and other costs of advertising as incurred. Advertising expense for the year ended December 31, 1999, and for the period from January 1, 2000 through June 30, 2000, totaled $5,499 and $1,668, respectively.

USE OF ESTIMATES

    Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

STATEMENTS OF CASH FLOWS

    The net change in floor plan financing of inventories, which is a customary financing technique in the industry, is reflected as an operating activity in the accompanying combined statements of cash flows.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist primarily of floor plan notes payable and long-term debt. The carrying amounts of its financial instruments approximate their fair values at December 31, 1999 due to their relatively short duration and variable interest rates.

CONCENTRATION OF CREDIT RISK

    Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash deposits. The Company maintains cash balances in financial institutions with strong credit ratings. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits.

    Concentrations of credit risk with respect to contracts-in-transit and accounts receivable are limited primarily to automakers and financial institutions. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising the Company's customer base.

SEGMENT REPORTING

    The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". Based upon definitions contained in SFAS No. 131, the Company has determined that it operates in one segment and has no international operations.

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE GROUP L.L.C.
                         (HUTCHINSON AUTOMOTIVE GROUP)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (gains or losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 137 amended the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 138, issued in June 2000, addressed a limited number of issues that were causing implementation difficulties for numerous entities applying SFAS
No. 133. The Company has determined that the adoption of SFAS No.133 will not have a material impact on its results of operations, financial position, liquidity or cash flows.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition". SAB No. 101 was effective for years beginning after December 31, 1999, and provides clarification related to recognizing revenue in certain circumstances. Adoption of SAB No. 101 did not have a material impact on the Company's revenue recognition policies.

3. FLOOR PLAN NOTES PAYABLE

    Floor plan notes payable reflect amounts payable for purchases of specific vehicle inventories and are due to various floor plan lenders bearing interest at variable rates based on prime. During 1999, the weighted average interest on floor plan notes payable outstanding was 8.25%. Floor plan arrangements permit borrowings based upon new and used vehicle inventory levels. Vehicle payments on notes are due when the related vehicles are sold. The notes are collateralized by substantially all vehicle inventories of the Company and are subject to certain financial and other covenants.

4. OPERATING LEASES

    The Company leases various facilities and equipment under long-term operating lease agreements. Rent expense for the year ended December 31, 1999 and for the period from January 1, 2000 through June 30, 2000, totaled to $174 and $57, respectively.

5. COMMITMENTS AND CONTINGENCIES

    Substantially all of the Company's facilities are subject to federal, state and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net earnings, financial condition, liquidity or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such materials comply with applicable federal, state and local requirements.

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE GROUP L.L.C.
                         (HUTCHINSON AUTOMOTIVE GROUP)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

    The Company is involved in legal proceedings and claims, which arise in the ordinary course of its business and with respect to certain of these claims, the Company has indemnified Asbury. In the opinion of management of the Company, the amount of ultimate liability with respect to these actions will not materially affect the financial position or the results of operations of the Company.

6. RETIREMENT PLAN

    The Company maintains a 401(k) salary deferral/savings plan for the benefit of all of its employees over the age of 21 who have completed one year of service. Employees electing to participate in the plan may contribute a percentage of annual compensation limited to the maximum amount that can be deducted for income tax purposes each year. Participants vest in their employer matching contributions over a seven-year period. The Company matches 25% of the first 4% of the employee's salary contributed. Expenses related to Company matching totaled $56 and $17 for the year ended December 31, 1999, and for the period from January 1, 2000 through June 30, 2000, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Asbury Automotive Group L.L.C.:

    We have audited the accompanying combined statements of income, shareholders' equity and cash flows of the Business Acquired by Asbury Automotive Oregon L.L.C. (Thomason Auto Group) for the period from January 1, 1999, through December 9, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Business Acquired by Asbury Automotive Oregon L.L.C. for the period from January 1, 1999 through December 9, 1999, in conformity with accounting principles generally accepted in the United States.

                                                         /s/ ARTHUR ANDERSEN LLP

New York, New York
April 26, 2001

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE OREGON L.L.C.

                             (THOMASON AUTO GROUP)

                          COMBINED STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

                                                              FOR THE PERIOD FROM
                                                                JANUARY 1, 1999
                                                                    THROUGH
                                                               DECEMBER 9, 1999
                                                              -------------------
REVENUES:
  New vehicles..............................................       $ 86,120
  Used vehicles.............................................         60,084
  Parts, service and collision repair.......................          8,610
  Finance and insurance, net................................          4,142
                                                                   --------
    Total revenues..........................................        158,956
COST OF SALES:
  New vehicles..............................................         80,892
  Used vehicles.............................................         54,930
  Parts, service and collision repair.......................          4,362
                                                                   --------
    Total cost of sales.....................................        140,184
                                                                   --------

GROSS PROFIT................................................         18,772

OPERATING EXPENSES:
  Selling, general and administrative.......................         15,471
  Depreciation and amortization.............................            371
                                                                   --------
    Income from operations..................................          2,930
                                                                   --------
OTHER INCOME (EXPENSE):
  Floor plan interest expense...............................           (800)
  Other interest expense....................................            (83)
  Loss on sale of assets....................................            (25)
  Other income, net.........................................            204
                                                                   --------
    Total other expense, net................................           (704)
                                                                   --------
    Income before income taxes..............................          2,226
INCOME TAX EXPENSE..........................................             --
                                                                   --------
    Net income..............................................       $  2,226
                                                                   ========

                  See Notes to Combined Financial Statements.

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE OREGON L.L.C.
                             (THOMASON AUTO GROUP)
                   COMBINED STATEMENT OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                          COMMON STOCK     RETAINED
                                                         AND ADDITIONAL    EARNINGS
                                                         PAID-IN CAPITAL   (DEFICIT)    TOTAL
                                                         ---------------   ---------   --------
BALANCE AS OF DECEMBER 31, 1998........................      $1,767         $(4,908)    $(3,141)
  Contributions........................................          --           1,375       1,375
  Net income...........................................          --           2,226       2,226
                                                             ------        --------    --------
BALANCE AS OF DECEMBER 9, 1999.........................      $1,767         ($1,307)       $460
                                                             ======        ========    ========

                  See Notes to Combined Financial Statements.

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE OREGON L.L.C.
                             (THOMASON AUTO GROUP)
                        COMBINED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                              FOR THE PERIOD
                                                              FROM JANUARY 1,
                                                               1999 THROUGH
                                                                DECEMBER 9,
                                                                   1999
                                                              ---------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income................................................      $2,226
  Adjustments to reconcile net income to net cash provided
    by operating activities--
      Depreciation and amortization.........................         371
      Loss on sale of assets................................          25
  Change in operating assets and liabilities, net of effects from divestiture of assets--
      Contracts-in-transit..................................          60
      Accounts receivable, net..............................         192
      Due from related parties..............................          --
      Inventories...........................................       3,022
      Floor plan notes payable..............................         754
      Accounts payable and accrued liabilities..............      (3,339)
      Other.................................................        (505)
                                                                  ------
      Net cash provided by operating activities.............       2,806
                                                                  ------
CASH FLOW FROM INVESTING ACTIVITIES:
  Capital expenditures......................................        (158)
  Proceeds from the sale of assets..........................          --
  Net issuance of finance contracts.........................          --
                                                                  ------
      Net cash used in investing activities.................        (158)
                                                                  ------
CASH FLOW FROM FINANCING ACTIVITIES:
  Distributions to shareholders.............................          --
  Contributions.............................................       1,375
  Repayments of debt........................................        (291)
  Proceeds from borrowings..................................          --
                                                                  ------
      Net cash provided by (used in) financing activities...       1,084
                                                                  ------
      Net increase in cash and cash equivalents.............       3,732
CASH AND CASH EQUIVALENTS, beginning of period..............       2,397
                                                                  ------
CASH AND CASH EQUIVALENTS, end of period....................      $6,129
                                                                  ======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for--
  Interest..................................................      $  883
                                                                  ======
  Income taxes..............................................      $   --
                                                                  ======
Non-cash distributions (net assets of the business sold to
  Asbury on December 4, 1998)...............................      $   --
                                                                  ======

                  See Notes to Combined Financial Statements.

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE OREGON L.L.C.
                             (THOMASON AUTO GROUP)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)

1. DESCRIPTION OF BUSINESS

    Asbury Automotive Oregon L.L.C. ("Asbury") acquired its dealership operations through the December 4, 1998 acquisition of Thomason Auto
Group, Inc. ("TAG"), Dee Thomason Ford, Inc. ("Ford"), Thomason Imports, Inc. ("Imports"), Thomason Nissan ("Nissan"), Thomason Auto Credit Northwest, Inc. ("TACN") and Thomason on Canyon, L.L.C. ("Canyon") and the December 10, 1999, acquisition of Thomason Toyota, Inc. ("Toyota"). The combined accounts of the companies mentioned above will from hereafter be referred to collectively as the "Company" or "Thomason Auto Group".

    On December 4, 1998, the operations of TAG, Ford, Imports, Nissan, TACN and Canyon were acquired by Asbury for $49,075 in cash and the issuance of a minority interest to the majority shareholder the Company. On December 10, 1999, Asbury acquired the operations of Toyota for $18,875 in cash and the issuance of a minority interest to the same shareholder.

    The purchase agreements dated December 4, 1998, and December 10, 1999, between the shareholders of the Company and Asbury included an adjustment to the purchase price based on the tangible net worth of the respective assets of the Company on the related closing dates as well as indemnities for certain pre-closing contingencies which included certain employment practices. On
April 26, 2001, the shareholders of the Company agreed to pay Asbury $2,800 in cash and forfeited a portion of their interest in Asbury valued at $2,500 as final settlement of the purchase agreement.

    The accompanying combined statement of income for the year ended
December 31, 1998, includes $1,500 of selling, general and administrative expense related to certain selling practices. Such amount was paid in 1999. The majority shareholder of the Company contributed $1,375 in 1999 to cover such costs.

    The Company is engaged in the sale of new and used vehicles, light trucks and replacement parts, provides vehicle maintenance, warranty, paint and repair services and arranges vehicle finance, insurance and service contracts for its automotive customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying financial statements include the results of Toyota for the year ended December 31, 1998 and for the period from January 1, 1999 through December 9, 1999.

    All intercompany transactions have been eliminated during the period of common ownership.

REVENUE RECOGNITION

    Revenue from the sale of new and used vehicles is recognized upon delivery, passage of title and signing of the sales contract. Revenue from the sale of parts and services is recognized upon delivery of parts to the customer or when vehicle service work is performed.

    The Company receives commissions from the sale of credit life and disability insurance and vehicle service contracts to customers. In addition, the Company arranges financing for customers through various institutions and receives commissions equal to the difference between the loan rates charged to customers over predetermined financing rates set by the financing institution.

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE OREGON L.L.C.
                             (THOMASON AUTO GROUP)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

    The Company may be charged back ("chargebacks") for financing fees, insurance or vehicle service contract commissions in the event of early termination of the contracts by customers. The revenue from financing fees and commissions is recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and vehicle service contract revenue, net of estimated chargebacks, is included in finance and insurance revenue in the accompanying combined statements of income.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase.

CONTRACTS-IN-TRANSIT

    Contracts-in-transit represent receivables from finance companies for the portion of the vehicle purchase price financed by customers through sources arranged by the Company.

INVENTORIES

    Inventories are stated at the lower of cost or market. The Company uses the "last-in, first-out" method ("LIFO") to account for all new vehicle inventories, the specific identification method to account for used vehicle inventories, and the "first-in, first-out" method ("FIFO") to account for parts inventories. Had the FIFO method been used to cost inventories valued using the LIFO method, net income would have increased by $66 for the period from January 1, 1999 through December 9, 1999, respectively.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

    Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are charged to operations as incurred.

TAX STATUS


    The shareholders of the Company's subsidiaries, with the exception of TACN, have elected to be treated as "S" corporations. The shareholders of the S corporations are taxed on their share of those companies' taxable income. Therefore, no provision for federal or state income taxes has been included in the financial statements for the S corporations.



    TACN is a "C" corporation under the provisions of the U.S. Internal Revenue Code and, accordingly, follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized and liabilities are

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE OREGON L.L.C.
                             (THOMASON AUTO GROUP)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)


settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.


ADVERTISING

    The Company expenses production and other costs of advertising as incurred. Advertising expense for the period from January 1, 1999 through December 9, 1999, totaled $2,483, of which $989, was paid to an entity in which the majority shareholder had a substantial interest.

USE OF ESTIMATES

    Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

STATEMENTS OF CASH FLOWS

    The net change in floor plan financing of inventories, which is a customary financing technique in the industry, is reflected as an operating activity in the accompanying combined statements of cash flows.

CONCENTRATION OF CREDIT RISK

    Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash deposits. The Company maintains cash balances in financial institutions with strong credit ratings. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits.

    Concentrations of credit risk with respect to contracts-in-transit and accounts receivable are limited primarily to automakers and financial institutions. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising the Company's customer base.

SEGMENT REPORTING

    The Company follows the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Based upon definitions contained in SFAS No. 131, the Company has determined that it operates in one segment and has no international operations.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or (c) a hedge of the

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE OREGON L.L.C.
                             (THOMASON AUTO GROUP)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (gains or losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 137 amended the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 138, issued in June 2000, addressed a limited number of issues that were causing implementation difficulties for numerous entities applying SFAS
No. 133. The Company has determined that the adoption of SFAS No.133 will not have a material impact on its results of operations, financial position, liquidity or cash flows.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition". SAB No. 101 was effective for years beginning after December 31, 1999, and provides clarification related to recognizing revenue in certain circumstances. Adoption of SAB No. 101 did not have a material impact on the Company's revenue recognition policies.

3. INTEREST EXPENSE

    Floor plan notes payable reflect amounts payable for purchases of specific vehicle inventories and are due to various floor plan lenders bearing interest at variable rates based on prime. Floor plan arrangements permit borrowings based upon new and used vehicle inventory levels. Vehicle payments on notes are due when the related vehicles are sold. The notes are collateralized by substantially all vehicle inventories of the Company and are subject to certain financial and other covenants.

    The Company's notes payable are due to financing institutions and are secured by rental vehicles bearing interest at variable rates and mature at various dates all in 1999.

4. OPERATING LEASES

    The Company leases various facilities and equipment under long-term operating lease agreements, including leases with its majority shareholder or entities controlled by its majority shareholder. Rent expense for the period from January 1, 1999 through December 9, 1999, totaled $1,078. Of this amount, $887 was paid to entities controlled by its shareholders.

5. COMMITMENTS AND CONTINGENCIES

    Substantially all of the Company's facilities are subject to federal, state and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net earnings, financial condition, liquidity or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such materials comply with applicable federal, state and local requirements.

    The Company is involved in legal proceedings and claims, which arise in the ordinary course of its business and with respect to certain of these claims, the Company has indemnified Asbury. In the opinion of management of the Company, the amount of ultimate liability with respect to these actions will not materially affect the financial position or the results of operations of the Company.

    Prior to the sale of the business, the Company was in the practice of guaranteeing consumer installment loans on a limited recourse basis. Substantially all of these loans were issued to one

              BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE OREGON L.L.C.
                             (THOMASON AUTO GROUP)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

finance company pursuant to vehicle sales by the Company. Under the guarantee, upon repossession of the vehicle collateralizing the loans by the finance company, the Company was liable for all or part of the loan balance. The accompanying combined financial statements include a provision for repossession losses of $619 which is included in selling, general and administrative expenses, for the period from January 1, 1999 through December 9, 1999.

    In December 1999, prior to the sale of Toyota to Asbury, the Company and Asbury collectively agreed to transfer all remaining recourse liability back to the finance company initially issuing the paper. The transaction resulted in a $223 gain in the period from January 1, 1999, through December 9, 1999.

6. RETIREMENT PLANS

    The Company maintains a 401(k) salary deferral/savings plan for the benefit of all its employees upon reaching one year of service with the Company. Employees electing to participate in the plan may contribute up to 15% of their annual compensation limited to the maximum amount that can be deducted for income tax purposes each year. Participants vest upon the completion of seven years of service. The Company matches a portion of the employee's contributions dependent upon reaching certain operating goals. Expenses related to Company matching totaled $25 for the period from January 1, 1999 through December 9, 1999.

7. RELATED-PARTY TRANSACTIONS

    The Company had $15,162 of vehicle sales to Asbury and $5,516 of vehicle purchases from Asbury for the period from January 1, 1999 through December 9, 1999, respectively.

    The Company paid management fees of $596 during the period from January 1, 1999 through December 9, 1999, to Asbury.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Asbury Automotive Group L.L.C.:

    We have audited the accompanying combined statements of income, shareholders' equity and cash flows of the Business Acquired by Asbury Automotive Arkansas L.L.C. referred to as "the McLarty Combined Entities" (see
Note 1) for the period from January 1, 1999 through November 17, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the McLarty Combined Entities for the period from January 1, 1999 through
November 17, 1999, in conformity with accounting principles generally accepted in the United States.

                                                         /s/ ARTHUR ANDERSEN LLP

Little Rock, Arkansas
July 18, 2001

             BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE ARKANSAS L.L.C.
                          (MCLARTY COMBINED ENTITIES)

                          COMBINED STATEMENT OF INCOME

                             (DOLLARS IN THOUSANDS)

                                                                        FOR THE
                                                              PERIOD FROM JANUARY 1, 1999
                                                                 THROUGH NOVEMBER 17,
                                                                         1999
                                                              ---------------------------
REVENUE:
  New vehicle...............................................            $78,076
  Used vehicle..............................................             32,368
  Parts, service and collision repair.......................              6,663
  Finance and insurance, net................................              1,968
                                                                       --------
      Total revenue.........................................            119,075
                                                                       --------

COST OF SALES:
  New vehicle...............................................             71,924
  Used vehicle..............................................             30,028
  Parts, service and collision repair.......................              3,739
                                                                       --------
      Total cost of sales...................................            105,691
                                                                       --------

GROSS PROFIT................................................             13,384

OPERATING EXPENSES:
  Selling, general and administrative.......................             10,072
  Depreciation and amortization.............................                110
                                                                       --------
      Income from operations................................              3,202
                                                                       --------

OTHER INCOME (EXPENSE):
  Floor plan interest expense...............................             (1,030)
  Other interest expense....................................                (13)
  Other income, net.........................................                152
                                                                       --------
      Total other expense...................................               (891)
                                                                       --------

NET INCOME..................................................             $2,311
                                                                       ========

                  See Notes to Combined Financial Statements.

             BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE ARKANSAS L.L.C.
                          (MCLARTY COMBINED ENTITIES)

                   COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                              COMMON STOCK
                                                             AND ADDITIONAL    RETAINED
                                                             PAID-IN CAPITAL   EARNINGS    TOTAL
                                                             ---------------   --------   --------
BALANCE AS OF DECEMBER 31, 1998............................      $4,477        $ 3,673    $ 8,150

  Net income...............................................          --          2,311      2,311
  Distributions............................................          --         (2,224)    (2,224)
  Contributions............................................       1,989             --      1,989
                                                                 ------        -------    -------
BALANCE AS OF NOVEMBER 17, 1999............................      $6,466         $3,760    $10,226
                                                                 ======        =======    =======

                  See Notes to Combined Financial Statements.

             BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE ARKANSAS L.L.C.
                          (MCLARTY COMBINED ENTITIES)

                        COMBINED STATEMENT OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                              FOR THE PERIOD FROM
                                                                JANUARY 1, 1999
                                                              THROUGH NOVEMBER 17,
                                                                      1999
                                                              --------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income................................................        $  2,311
  Adjustments to reconcile net income to net cash provided
    by operating activities-
      Depreciation and amortization.........................             110
      Gain on sale of assets................................             (63)
      Change in operating assets and liabilities, net of
        effects from acquisitions and divestiture of assets-
          Contracts-in-transit..............................          (1,104)
          Accounts receivable, net..........................            (734)
          Inventories.......................................           3,723
          Prepaid expenses and other current assets.........              (8)
          Other assets......................................             308
          Floor plan notes payable..........................          14,099
          Accounts payable and accrued liabilities..........           1,156
          Other long-term liabilities.......................            (237)
                                                                    --------
            Net cash provided by operating activities.......          19,561

CASH FLOW FROM INVESTING ACTIVITIES:
  Capital expenditures......................................            (266)
  Proceeds from the sale of assets..........................              80
  Cash and cash equivalents contributed to Asbury Arkansas
    under Exchange Agreement................................          (2,120)
  Other.....................................................             588
                                                                    --------
            Net cash used in investing activities...........          (1,718)

CASH FLOW FROM FINANCING ACTIVITIES:
  Distributions.............................................          (2,224)
  Contributions.............................................           1,989
  Repayment of debt.........................................          (1,174)
  Proceeds from debt........................................              --
  Net advances from (repayments to) related parties.........         (17,791)
                                                                    --------
            Net cash used in financing activities...........         (19,200)
                                                                    --------
            Net decrease in cash and cash equivalents.......          (1,357)
CASH AND CASH EQUIVALENTS, beginning of period..............           1,357
                                                                    --------
CASH AND CASH EQUIVALENTS, end of period....................        $     --
                                                                    ========
SUPPLEMENTAL INFORMATION:
  Cash paid for interest....................................        $  1,008
                                                                    ========

                  See Notes to Combined Financial Statements.

             BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE ARKANSAS L.L.C.
                          (MCLARTY COMBINED ENTITIES)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    The McLarty Combined Entities (the "Company") represents the combined dealership operations of North Point Ford, Inc., North Point Mazda, Inc., Premier Autoplaza, Inc., Hope Auto Company, McLarty Auto Mall, Inc. (collectively referred to as the "First Dealerships"), and Prestige, Inc. ("Prestige").

    On February 23, 1999, pursuant to an exchange agreement (the "Exchange Agreement") among Asbury Arkansas L.L.C. ("Asbury Arkansas"), the Company and Asbury Automotive Group, L.L.C. ("AAG"), the operations of the First Dealerships were transferred to Asbury Arkansas in exchange for cash and a 49% interest in Asbury Arkansas. Concurrently, AAG contributed $13,995 in cash in exchange for a 51% interest in Asbury Arkansas. On November 18, 1999, the operations of Prestige were transferred to Asbury Arkansas in consummation of the Exchange Agreement.

    The accompanying 1999 combined statements of income, shareholders' equity and cash flows reflect the activities of the First Dealerships from January 1, 1999 through February 22, 1999, which represents the date of closing of the exchange transactions involving the First Dealerships, and the activities of Prestige from January 1, 1999 through November 17, 1999.

    The Company operates six automobile dealerships in the central and southwestern regions of the State of Arkansas. The dealerships are engaged in the sale of new and used motor vehicles and related products and services, including vehicle service and parts, finance and insurance products and other after-market products.

    The business combination described above was accounted for under the purchase method of accounting on the financial statements of Asbury Arkansas. The accompanying financial statements do not include the effect of any adjustments resulting from the ultimate allocation of the purchase price by Asbury Arkansas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION

    The financial statements for each of these entities are presented on a combined basis as they have substantially common ownership. All significant intercompany transactions and balances have been eliminated in combination.

REVENUE RECOGNITION

    Revenue from the sale of new and used vehicles is recognized upon delivery, passage of title and signing of the sales contract. Revenue from the sale of parts and services is recognized upon delivery of parts to the customer or when vehicle service work is performed.

    The Company receives commissions from the sale of credit life and disability insurance and vehicle service contracts to customers. In addition, the Company arranges financing for customers through various institutions and receives commissions equal to the difference between the loan rates charged to customers over predetermined financing rates set by the financing institution.

    The Company may be charged back ("chargebacks") for financing fees, insurance or vehicle service contract commissions in the event of early termination of the contracts by customers. The revenue from financing fees and commissions is recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the

             BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE ARKANSAS L.L.C.
                          (MCLARTY COMBINED ENTITIES)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

termination provisions of the applicable contracts. Finance, insurance and vehicle service contract revenue, net of estimated chargebacks, is included in finance and insurance revenue in the accompanying combined statements of income.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at date of purchase.

CONTRACTS-IN-TRANSIT

    Contracts-in-transit represent receivables from finance companies for the portion of the vehicle purchase price financed by customers through sources arranged by the Company.

INVENTORIES

    The majority of the Company's inventories are accounted for using the "first-in, first-out" method ("FIFO") and are valued using the lower of cost or market. The Company's parts inventories are stated at replacement cost in accordance with industry practice. The Company valued certain inventories using the "last-in, first-out" method ("LIFO"). If the FIFO method had been used to determine the cost of inventories, net income would have been greater by $56 for the period from January 1, 1999 through November 17, 1999.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation and amortization are provided utilizing the straight-line method over the estimated useful lives of the assets.

GOODWILL

    Goodwill represents the excess of purchase price over the face value of the net tangible and other intangible assets acquired at the date of acquisition net of accumulated amortization. Goodwill is amortized on a straight-line basis over 40 years.

FINANCE RECEIVABLES AND ADVANCES

    The Company has an arrangement with a finance company, whereby the finance company extends credit to certain of the Company's customers in connection with vehicle sales. Under the arrangement, the Company originates installment contracts, which are assigned to the finance company without recourse, along with security interests in the related vehicles. The finance company advances the Company a portion of the payments due under the contracts, groups the contracts into pools and services the contracts. The finance company retains a servicing fee equal to 20% of contractual payments due on a pool-by-pool basis. In the event of customer default, the Company has no obligation to repay any advanced amounts or other fees to the finance company.

TAX STATUS


    The entities comprising the Company are Subchapter "S" Corporations, as defined in the Internal Revenue Code of 1986, and thus the taxable income or losses of the Company are included in the individual tax returns of the shareholders for federal and state income tax purposes.

             BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE ARKANSAS L.L.C.
                          (MCLARTY COMBINED ENTITIES)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)


Therefore, no provisions for taxes have been included in the accompanying combined financial statements.


ADVERTISING

    The Company expenses production and other costs of advertising as incurred or when such advertising initially takes place. The Company's combined statement of income includes advertising expense of $1,444 for the period from January 1, 1999 through November 17, 1999.

USE OF ESTIMATES

    Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

STATEMENTS OF CASH FLOWS

    The net change in floor plan financing of inventories, which is a customary financing technique in the industry, is reflected as an operating activity in the statements of cash flows.

CONCENTRATION OF CREDIT RISK

    Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash deposits. The Company maintains cash balances in financial institutions with strong credit ratings. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits.

    Concentrations of credit risk with respect to contracts-in-transit and accounts receivable are limited primarily to automakers and financial institutions. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising the Company's customer base.

SEGMENT REPORTING

    The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". Based upon definitions contained in SFAS No. 131, the Company has determined that it operates in one segment and has no international operations.

MAJOR SUPPLIERS AND DEALERSHIP AGREEMENTS

    The Company enters into agreements with the automakers that supply new vehicles and parts to its dealerships. The Company's overall sales could be impacted by the automakers' ability or unwillingness to supply the dealerships with a supply of new vehicles. Dealership agreements generally limit location of dealerships and retain automaker approval rights over changes in dealership management and ownership. Each automaker is entitled to terminate the dealership agreement if the dealership is in material breach of its terms.

             BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE ARKANSAS L.L.C.
                          (MCLARTY COMBINED ENTITIES)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (gains or losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 137 amended the effective date of SFAS No. 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 138, issued in June 2000, addressed a limited number of issues that were causing implementation difficulties for numerous entities applying SFAS No. 133. The Company has determined that the adoption of SFAS
No. 133 will not have a material impact on its results of operations, financial position, liquidity or cash flows.

3. INTEREST EXPENSE

    Floor plan notes payable reflect amounts payable for purchase of specific vehicle inventories and are due to various floor plan lenders bearing interest at variable rates based on prime. The interest rates related to floor plan notes payable ranged from 7.75% to 8.75%. Floor plan arrangements permit borrowings based upon new and used vehicle inventory levels. Vehicle payments on notes are due when the related vehicles are sold. The notes are collateralized by substantially all vehicle inventories of the Company and are subject to certain financial and other covenants.

    Long-term debt consists of various notes payable to banks and corporations, bearing interest at both fixed and variable rates and secured by certain of the Company's assets. Interest rates ranged from 7.75% to 8.75%.

4. COMMITMENTS AND CONTINGENCIES

    The Company leases various facilities and equipment under non-cancelable operating lease agreements, including leases with related parties. Rent expense for the period presented in the accompanying combined statements of income is shown below:

                                                           FOR THE PERIOD
                                                        FROM JANUARY 1, 1999
                                                      THROUGH NOVEMBER 17, 1999
                                                      -------------------------
Related parties.....................................            $529
Third parties.......................................             127
                                                                ----
    Total...........................................            $656
                                                                ====

    Substantially all of the Company's facilities are subject to federal, state and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the

             BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE ARKANSAS L.L.C.
                          (MCLARTY COMBINED ENTITIES)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

capital expenditures, net earnings, financial condition, liquidity or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such materials comply with applicable federal, state and local requirements.

    The Company is involved in legal proceedings and claims, which arise in the ordinary course of its business. In the opinion of management of the Company, the amount of ultimate liability with respect to these actions will not materially affect the financial position or the results of operations of the Company.

5. RELATED-PARTY TRANSACTIONS

    The Company had amounts payable to related parties that consisted primarily of advances made to the Company by certain shareholders and officers. These balances accrued interest at rates corresponding to interest rates charged by certain floor plan institutions.

    The Company paid management fees to an entity that is owned by certain Company shareholders totaling approximately $52 during the period from January 1, 1999 through November 17, 1999.

    The entities included in the Company had various levels of ownership interest in the Sunlight Mesa Insurance Company ("Mesa"), which aggregate to 100%. Mesa operates as a reinsurer of credit life, accident and health insurance and has no direct policies in force. As Mesa's results of operations and financial position were not material, they have not been combined into the accompanying financial statements. Instead, the Company has recorded their interest in Mesa using the cost method of accounting for investments. The Company's investment in Mesa was not contributed to Asbury Arkansas as a part of the business combination discussed in Note 1.

6. RETIREMENT PLANS

    The Company maintains 401(k) plans (the "Plans") at each of the dealerships, which cover substantially all employees. The Company makes matching contributions to the Plans of up to 2% of participating employees' salaries. The Company's combined statement of income includes contributions of $16 for the period from January 1, 1999 through November 17, 1999.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Asbury Automotive Group L.L.C.:

    We have audited the accompanying combined statements of income, shareholders' equity and cash flows of the Business Acquired by Asbury Automotive North Carolina L.L.C. (Crown Automotive Group) for the period from January 1, 1999 through April 6, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Business Acquired by Asbury Automotive North Carolina L.L.C. for the period from January 1, 1999 through April 6, 1999, in conformity with accounting principles generally accepted in the United States.

                                                         /s/ ARTHUR ANDERSEN LLP

New York, New York
July 18, 2001

          BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE NORTH CAROLINA L.L.C.
                            (CROWN AUTOMOTIVE GROUP)

                          COMBINED STATEMENT OF INCOME

                             (DOLLARS IN THOUSANDS)

                                                              FOR THE PERIOD FROM
                                                                JANUARY 1, 1999
                                                               THROUGH APRIL 6,
                                                                     1999
                                                              -------------------
REVENUE:
  New vehicle...............................................        $14,424
  Used vehicle..............................................         13,148
  Parts, service and collision repair.......................          4,815
  Finance and insurance, net................................            555
                                                                    -------
      Total revenue.........................................         32,942
                                                                    -------

COST OF SALES:
  New vehicle...............................................         13,413
  Used vehicle..............................................         12,341
  Parts, service and collision repair.......................          2,556
                                                                    -------
      Total cost of sales...................................         28,310
                                                                    -------

GROSS PROFIT................................................          4,632

OPERATING EXPENSES:
  Selling, general and administrative.......................          3,579
  Depreciation and amortization.............................             18
                                                                    -------
      Income from operations................................          1,035
                                                                    -------

OTHER INCOME (EXPENSE):
  Floor plan interest expense...............................            (93)
  Other interest expense....................................            (48)
  Other income, net.........................................            687
                                                                    -------
      Net income............................................        $ 1,581
                                                                    =======

                  See Notes to Combined Financial Statements.

          BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE NORTH CAROLINA L.L.C.
                            (CROWN AUTOMOTIVE GROUP)

                   COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                              COMMON STOCK     RETAINED
                                                             AND ADDITIONAL    EARNINGS
                                                             PAID-IN CAPITAL   (DEFICIT)    TOTAL
                                                             ---------------   ---------   --------
BALANCE AS OF DECEMBER 31, 1998............................      $3,424         $ (713)     $2,711
                                                                 ------         ------      ------
  Distributions............................................          --           (340)       (340)
  Net income...............................................          --          1,581       1,581
                                                                 ------         ------      ------
BALANCE AS OF APRIL 6, 1999................................      $3,424         $  528      $3,952
                                                                 ======         ======      ======

                  See Notes to Combined Financial Statements.

          BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE NORTH CAROLINA L.L.C.

                            (CROWN AUTOMOTIVE GROUP)

                        COMBINED STATEMENT OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                              FOR THE PERIOD FROM
                                                                JANUARY 1, 1999
                                                               THROUGH APRIL 6,
                                                                     1999
                                                              -------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income................................................         $1,581
  Adjustments to reconcile net income to net cash provided
    by operating activities--
      Depreciation and amortization.........................             18
  Change in operating assets and liabilities, net of effects from acquisitions and divestiture of assets--
      Contracts-in-transit..................................           (580)
      Accounts receivable, net..............................         (1,450)
      Inventories...........................................           (743)
      Prepaid and other.....................................              3
      Floor plan notes payable..............................           (428)
      Accounts payable and accrued liabilities..............          2,074
                                                                    -------
          Net cash provided by operating activities.........            475
                                                                    -------

CASH FLOW FROM INVESTING ACTIVITIES:
  Capital expenditures......................................            (15)
  Net issuance of notes receivable..........................             --
                                                                    -------
          Net cash used in investing activities.............            (15)
                                                                    -------

CASH FLOW FROM FINANCING ACTIVITIES:
  Contributions.............................................             --
  Repayments of notes payable...............................             --
  Distributions.............................................           (340)
                                                                    -------
          Net cash used in financing activities.............           (340)
                                                                    -------
          Net increase (decrease) in cash and cash
            equivalents.....................................            120
                                                                    -------
CASH AND CASH EQUIVALENTS, beginning of period..............             --
                                                                    -------
CASH AND CASH EQUIVALENTS, end of period....................        $   120
                                                                    =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................        $    76
                                                                    =======
  Non-cash distributions (net assets of the business sold to
    Asbury on December 11, 1998)............................        $    --
                                                                    =======

                  See Notes to Combined Financial Statements.

          BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE NORTH CAROLINA L.L.C.
                            (CROWN AUTOMOTIVE GROUP)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    Asbury Automotive North Carolina L.L.C. ("Asbury") acquired its dealership operations through the December 11, 1998, acquisition of the non-Honda/Acura operations of CAC Automotive, Inc. ("CAC"), CAR Automotive, Inc. ("CAR"), CFC Finance, Inc. ("CFC"), and CAM Automotive, Inc. ("CAM") and the April 7, 1999, acquisition of the Honda/Acura dealerships of the above-mentioned entities. The combined accounts of the entities mentioned above will from hereafter be referred to collectively as "the Company" or "Crown Automotive Group." These combined statements do not include the real estate entities in which the Company conducts its dealership operations. As a result, rent expense is included in the accompanying combined statements of income as discussed in Note 3.

    On December 11, 1998, the non-Honda/Acura operations of CAC, CAR, CFC, CAM and the real estate assets of Asbury North Carolina Real Estate Holdings L.L.C. were acquired by Asbury for $80,828 in cash and the issuance of a 49% equity interest to certain of the former shareholders of the Company.

    On April 7, 1999, the Honda/Acura dealerships operations were acquired by Asbury for $10,073 in cash and the issuance of a 49% equity interest to the same shareholders.

    The Company is engaged in the sale of new and used vehicles, light trucks and replacement parts, provides vehicle maintenance, warranty, paint and repair services and arranges vehicle finance, insurance and service contracts for its automotive customers located in Greensboro, Chapel Hill and Raleigh, North Carolina, and Richmond, Virginia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying combined financial statements reflect the combined accounts of the Honda/ Acura operations for the year ended December 31, 1998 and for the period from January 1, 1999 through April 6, 1999.

    All significant intercompany transactions have been eliminated during the period of common ownership.

REVENUE RECOGNITION

    Revenue from the sale of new and used vehicles is recognized upon delivery, passage of title and signing of the sales contract. Revenue from the sale of parts and services is recognized upon delivery of parts to the customer or when vehicle service work is performed.

    The Company receives commissions from the sale of credit life and disability insurance and vehicle service contracts to customers. In addition, the Company arranges financing for customers through various institutions and receives commissions equal to the difference between the loan rates charged to customers over predetermined financing rates set by the financing institution.

    The Company may be charged back ("chargebacks") for financing fees, insurance or vehicle service contract commissions in the event of early termination of the contracts by customers. The revenue from financing fees and commissions is recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and vehicle service contract

          BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE NORTH CAROLINA L.L.C.
                            (CROWN AUTOMOTIVE GROUP)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

revenue, net of estimated chargebacks, is included in finance and insurance revenue in the accompanying combined statements of income.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at date of purchase.

CONTRACTS-IN-TRANSIT

    Contracts-in-transit represent receivables from finance companies for the portion of the vehicle purchase price financed by customers through sources arranged by the Company.

INVENTORIES

    New and used vehicle inventories are valued at the lower of cost or market utilizing the "last-in, first-out" (LIFO) method. Parts inventories are valued at the lower of cost or market utilizing the "first-in, first-out" (FIFO) method. If the FIFO method had been used to determine cost for inventories valued using the LIFO method, net income would have increased by $10 for the period from January 1, 1999 through April 6, 1999.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation and amortization are provided for utilizing the straight-line method over the estimated useful life of the asset.

TAX STATUS

    The Company's shareholders have elected to be taxed as S corporations as defined by the Internal Revenue Code. The shareholders of the Company are taxed on their share of the Company's taxable income. Therefore, no provision for federal or state income taxes has been included in the financial statements.

ADVERTISING

    The Company expenses production and other costs of advertising as incurred or when such advertising initially takes place. Advertising costs aggregated approximately $250 for the period from January 1, 1999, through April 6, 1999.

USE OF ESTIMATES

    Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

STATEMENTS OF CASH FLOWS

    The net change in floor plan financing of inventories, which is a customary financing technique in the industry, is reflected as an operating activity in the accompanying combined statements of cash flows.

          BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE NORTH CAROLINA L.L.C.
                            (CROWN AUTOMOTIVE GROUP)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

CONCENTRATION OF CREDIT RISK

    Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash deposits. The Company maintains cash balances in financial institutions with strong credit ratings. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits.

    Concentrations of credit risk with respect to contracts-in-transit and accounts receivable are limited primarily to automakers and financial institutions. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising the Company's customer base.

SEGMENT REPORTING

    The Company follows the provisions of Statements of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". Based upon definitions contained in SFAS No. 131, the Company has determined that it operates in one segment and has no international operations.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (gains or losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 137 amended the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 138, issued in June 2000, addressed a limited number of issues that were causing implementation difficulties for numerous entities applying SFAS
No. 133. The Company has determined that the adoption of SFAS No. 133 will not have a material impact on its results of operations, financial position, liquidity or cash flows.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition." SAB No.101 was effective for years beginning after December 31, 1999, and provides clarification related to recognizing revenue in certain circumstances. Adoption of SAB No.101 did not have a material impact on the Company's revenue recognition policies.

3. RELATED-PARTY TRANSACTIONS

    Asbury acquired the real estate used in the dealership operations of the entities included in these financial statements in the December 10, 1998 acquisition. Prior to the acquisition, the real estate was owned by the majority shareholder of the Company or owned through entities in which the majority shareholder of the Company held a controlling interest. Rent expense included in the

          BUSINESS ACQUIRED BY ASBURY AUTOMOTIVE NORTH CAROLINA L.L.C.
                            (CROWN AUTOMOTIVE GROUP)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                             (DOLLARS IN THOUSANDS)

accompanying statement of income paid to those real estate entities totaled $497 for the period from January 1, 1999 through April 6, 1999. The related real estate had a fair market value of $56,200 at the date of acquisition by Asbury.

4. OPERATING LEASES

    The Company held various lease agreements for land expiring through 2005.

    In addition to the related party real estate leases mentioned above, the Company is party to various equipment operating leases with remaining terms in excess of one year. Expense related to these leases approximated $45 for the period from January 1, 1999 through April 6, 1999.

5. COMMITMENTS AND CONTINGENCIES

    Substantially all of the Company's facilities are subject to federal, state and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net earnings, financial condition, liquidity or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such materials comply with applicable federal, state and local requirements.

    The Company is involved in legal proceedings and claims, which arise in the ordinary course of its business and with respect to certain of these claims, the Company has indemnified Asbury. In the opinion of management of the Company, the amount of ultimate liability with respect to these actions will not materially affect the financial condition, liquidity or the results of operations of the Company.

    Included in other income, net is $683 of income from the settlement of a class action lawsuit with a certain vehicle manufacturer.

6. RETIREMENT PLAN

    The Company participates in a retirement program administered by the National Automobile Dealers and Associates Retirement Plan (the "Plan"). The Plan is a multi-employer defined contribution 401(k) plan. Each regular full-time employee who is at least 21 years of age, but not over 56, and who has been continuously employed by the Company for one year or more is eligible to participate in the Plan. The Plan requires that the Company match the employees' voluntary contributions to the extent of 2% of the compensation of participants. Contributions to the Plan made by the Company amounted to approximately $26 for the period from January 1, 1999 through April 6, 1999.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS


                                         Page
                                       --------
Prospectus Summary...................      1
The Offering.........................      4
Summary Historical And Pro Forma
  Consolidated Financial Data........      5
Risk Factors.........................      6
Forward-Looking Statements...........     16
Use Of Proceeds......................     16
Dividend Policy......................     16
Dilution.............................     16
Capitalization.......................     18
Selected Consolidated Financial
  Data...............................     19
Unaudited Pro Forma Financial
  Information........................     21
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations......................     27
Business.............................     36
Management...........................     52
Related Party Transactions...........     62
Description Of Capital Stock.........     65
Principal And Selling Shareholders...     69
Shares Eligible For Future Sale......     71
Underwriting.........................     74
Validity Of Shares...................     76
Experts..............................     76
Where You Can Find More Information..     77
Index to Financial Statements........    F-1


                            ------------------------

    Through and including            , 2002 (the 25th day after the date of this
prospectus) all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                                7,700,000 Shares

                               ASBURY AUTOMOTIVE
                                  GROUP, INC.

                                  Common Stock

                               ------------------

                                     [LOGO]

                               ------------------

                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY


                                 RAYMOND JAMES



                                 STEPHENS, INC.


                      Representatives of the Underwriters

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All such amounts (except the SEC registration fee and the NASD filing fee) are estimated.

SEC registration fee........................................  $   37,500

NYSE listing fee............................................     125,000

NASD filing fee.............................................      15,500

Blue Sky fees and expenses..................................      15,000

Printing and engraving costs................................     300,000

Legal fees and expenses.....................................   1,500,000

Accounting fees and expenses................................   1,400,000

Transfer Agent and Registrar fees and expenses..............      25,000

Miscellaneous...............................................     582,000
                                                              ----------

Total.......................................................  $4,000,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    Section 145 of the General Corporation Law of the State of Delaware provides that we may indemnify our directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that we may only extend indemnification to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such actions, and the statute requires that we obtain court approval before we may satisfy any such indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, shareholder vote, agreement or otherwise.



    Our certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether or not the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement and excise taxes or penalties). Our certificate of incorporation also provides that we will pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the General Corporation Law of the State of Delaware. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate, by-law agreement, vote of shareholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.



    The General Corporation Law of the State of Delaware permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for:



    - any breach of the director's duty of loyalty to the corporation or its shareholders;


    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - payments of unlawful dividends or unlawful stock repurchases or redemptions; or

    - any transaction from which the director derived an improper personal benefit.


    Our certificate of incorporation provides that none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except, if required by the General Corporation Law of the State of Delaware as amended from time to time, for liability:



    - for any breach of the director's duty of loyalty to us or our shareholders;


    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - under Section 174 of the General Corporation Law of the State of Delaware, which concerns unlawful payments of dividends, stock purchases or redemptions; or

    - for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

    Reference is made to Article X of the Articles of Incorporation of Asbury concerning indemnification and limitation of liability of directors, officers, employees and agents.

    At present there is no pending litigation or proceeding involving a director or officer of Asbury as to which indemnification is being sought nor is Asbury aware of any threatened litigation that may result in claims for indemnification by Asbury by any officer or director.

    Asbury has also purchased and maintains insurance policies covering the directors and officers identified in the prospectus which forms a part of this registration statement with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

    Section Eight of the Underwriting Agreement, to be filed as Exhibit 1.1, provides that the Underwriters named therein will indemnify us and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the

Securities Act. Section Eight of the Underwriting Agreement also provides that such Underwriters will contribute to certain liabilities of such persons under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    The following sets forth information, as of the date hereof, regarding all sales of unregistered securities of the Registrant during the past three years. All such shares were issued in reliance upon an exemption or exemptions from registration under the Securities Act by reason of Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. In connection with the transactions for which an exemption is claimed pursuant to Section 4(2) of the Securities Act, the securities were sold to a limited number of persons, such persons were provided access to all relevant information regarding the Registrant and represented to the Registrant that they were either "sophisticated" investors or were represented by persons with knowledge and experience in financial and business matters who were capable of evaluating the merits and risks of the prospective investment, and such persons represented to the Registrant that the shares were purchased for investment purposes only and with no view toward distribution. In connection with the issuances of securities for which an exemption is claimed pursuant to Rule 701, the securities have been offered and issued by the Registrant to executive officers and employees and consultants for compensating purposes pursuant to written plans or arrangements.

    From January 1, 1999, to February 5, 2002, we issued to 21 of our employees, pursuant to our 1999 option plan, options to purchase membership interests which represent the right to purchase an aggregate of 1,072,738 shares of our common stock, based upon the presently expected exchange ratio of shares for membership interests. The following table sets forth the date of each issuance, the number of optionee's granted options on that date and the number of shares eligible to be purchased based on the foregoing assumptions:

DATE OF ISSUANCE                                  NUMBER OF OPTIONEES   NUMBER OF SHARES
------------------------------------------------  -------------------   ----------------
January 1, 1999.................................           1                  13,577
April 1, 1999...................................           1                   9,698
April 26, 1999..................................           1                   3,879
August 2, 1999..................................           1                   3,879
November 1, 1999................................           1                   5,819
April 1, 2000...................................           1                   5,819
April 3, 2000...................................           2                   8,534
May 22, 2000....................................           1                   3,879
June 5, 2000....................................           1                  15,517
June 12, 2000...................................           1                   5,819
November 27, 2000...............................           1                   3,879
January 8, 2001.................................           1                   1,940
March 26, 2001..................................           1                  15,517
May 25, 2001....................................           1                   5,819
July 11, 2001...................................           9                  36,076
December 3, 2001................................           1                 737,500
January 30, 2002................................           1                  38,793
January 31, 2002................................           1                  23,276
February 4, 2002................................           1                   7,759
February 5, 2002................................           1                 125,759

    On February 1, 2000, in connection with his employment agreement, we issued a carried interest to Brian E. Kendrick of up to 0.7667%. A carried interest provides the holder with a contractual right to receive a percentage of our earnings, either in cash or in our common stock, after such time as a preferred return of approximately $435 million is achieved and distributed to those holding ownership interests, as directed by the board of directors. Prior to this offering no distributions relating to the carried interest had been made to Mr. Kendrick.

    On April 30, 2000, in connection with a reorganization, which we refer to as the "Minority Membership Transaction", Asbury Automotive Oregon L.L.C. issued membership interests to Asbury Automotive Holdings L.L.C. and platform dealers and managers in exchange for their respective membership or partnership interests in their platform groups. Those already holding membership interests in Asbury Automotive Oregon retained those interests. To determine the number of Asbury Automotive Oregon membership interests that each party would be entitled to in the Minority Membership Transaction, the platforms were valued using the market multiple approach. Concurrently with the Minority Membership Transaction, Asbury Automotive Oregon changed its name to Asbury Automotive Group L.L.C. and the former Asbury Automotive Group L.L.C. changed its name to Asbury Automotive Holdings L.L.C.

    On July 1, 2001, in connection with a capital contribution of $366,765, Paula Tabar received membership interests equal to .0952% of all membership interests then outstanding.

    On July 1, 2001, in connection with a capital contribution of $110,765, Joseph Umbriano received membership interests equal to .0287% of all membership interests then outstanding.

    On September 1, 2000, Asbury Automotive Arkansas L.L.C. issued membership interests to Mark Escude Nissan, Inc. equal to .6581% of all membership interests then outstanding in connection with the acquisition of Mark Escude Nissan, Inc., Mark Escude Nissan North, Inc., Mark Escude Motors, Inc., Mark Escude Daewoo, Inc. and Regency Toyota, Inc.

    On September 1, 2000, Asbury Automotive Jacksonville, L.P. issued membership interests to Buddy Hutchinson Chevrolet, Inc. equal to 1.3161% of all membership interests then outstanding in connection with the acquisition of Buddy Hutchinson Cars, Inc., Buddy Hutchinson Imports, Inc., Buddy Hutchinson Chevrolet, Inc., MFH Realty, Inc., B&N Realty, Inc., MFH Improvements, Inc., BH of Jacksonville, Inc., Hutchinson Realty, Inc. and Hutchinson Corporation.

    On September 1, 2000, Asbury Automotive North Carolina L.L.C. issued membership interests to Childs & Associates Inc. equal to .4935% of all membership interests then outstanding in connection with the acquisition of Purvis Brothers Ford.

    On September 1, 2001, in connection with a capital contribution of $308,310, Robert Dennis received membership interests equal to .08% of all membership interests then outstanding.

    On September 1, 2000, in connection with a capital contribution of $75,000, Jeff King received membership interests equal to .0197% of all membership interests then outstanding.

    On July 2, 2001, Asbury Automotive Group L.L.C. issued membership interests to Brandon Ford, Inc. equal to 1.299% of all membership interests then outstanding.

    On January 1, 2002, in connection with a capital contribution of $500,000, Thomas Gilman received membership interests equal to 0.1295% of all membership interests then outstanding.

    On January 1, 2002, in connection with a capital contribution of $300,000, Thomas McCollum received membership interests equal to 0.0777% of all membership interests then outstanding.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


       EXHIBIT
       NUMBER                                   DESCRIPTION
       -------                                  -----------
         1.1            Form of Underwriting Agreement

         3.1            Form of Amended and Restated Certificate of Incorporation of
                          Asbury Automotive Group, Inc.

         3.2            Form of Amended and Restated By-laws of Asbury Automotive
                          Group, Inc.

         5.1            Opinion of Cravath, Swaine & Moore*

        10.1            1999 Option Plan*

        10.2            2002 Stock Option Plan*

        10.3            Intentionally omitted

        10.4            Form of Fourth Amended and Restated Limited Liability
                          Company Agreement of Asbury Automotive Group L.L.C.

        10.5            Severance Pay Agreement of Thomas R. Gibson*

        10.6            Employment Agreement of Kenneth B. Gilman*

        10.7            Intentionally omitted

        10.8            Severance Pay Agreement of Phillip R. Johnson*

        10.10           Credit Agreement, dated as of January 17, 2001, between
                          Asbury Automotive Group L.L.C. and Ford Motor Credit
                          Company, Chrysler Financial Company, L.L.C., and General
                          Motors Acceptance Corporation.+*

        10.11           Form of Shareholders Agreement between Asbury Automotive
                          Holdings and the shareholders named therein

        10.12           Chrysler Dodge Dealer Agreement*

        10.13           Ford Dealer Agreement*

        10.14           General Motors Dealer Agreement*

        10.15           Honda Dealer Agreement*

        10.16           Mercedes Dealer Agreement*

        10.17           Nissan Dealer Agreement*

        10.18           Toyota Dealer Agreement*

        10.19           Employment Agreement of C.V. Nalley*

        10.20           Employment Agreement of Ben David McDavid*

        10.21           Employment Agreement of Luther Coggin*

        10.22           Severance Pay Agreement of Thomas F. Gilman*

        10.23           Severance Pay Agreement of Thomas G. McCollum*

        10.24           Severance Pay Agreement of Allen T. Levenson*

        10.25           Severance Pay Agreement of Robert D. Frank*

        10.26           Severance Pay Agreement of John C. Stamm*

        10.27           Form of Transfer and Exchange Agreement

        21.1            List of subsidiaries of the registrant*

        23.1            Consent of Arthur Andersen LLP

        23.2            Consent of Arthur Andersen LLP

        23.3            Consent of Arthur Andersen LLP

       EXHIBIT
       NUMBER                                   DESCRIPTION
       -------                                  -----------
        23.4            Consent of Arthur Andersen LLP

        23.5            Consent of Arthur Andersen LLP

        23.6            Consent of Dixon Odom, P.L.L.C.

        23.7            Consent of Cravath, Swaine & Moore (contained in Exhibit 5)

        23.8            Power of Attorney*

        23.9            Power of Attorney*


------------------------

 *  Previously filed.

+ Confidential treatment has been requested with respect to certain portions of this document and has been filed separately with the Securities and Exchange Commission.

    (b) Financial Statement Schedules

    The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of Asbury Automotive Group or related notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes as follows:

    (1) The undersigned will provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, the State of New York, on the 13th day of March, 2002.


                                 ASBURY AUTOMOTIVE GROUP, INC.

                                 By:  /s/ KENNETH B. GILMAN
                                      -------------------------------------------
                                      Name: Kenneth B. Gilman
                                      Title:  President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                          *                            President and Chief Executive   March 13, 2002
     -------------------------------------------         Officer
                  Kenneth B. Gilman

                          *                            Senior Vice President and       March 13, 2002
     -------------------------------------------         Chief Financial Officer
                  Thomas F. Gilman

                          *                            Controller                      March 13, 2002
     -------------------------------------------
                   Michael C. Paul

                          *                            Director                        March 13, 2002
     -------------------------------------------
                 Timothy C. Collins

                          *                            Director                        March 13, 2002
     -------------------------------------------
                    Thomas Gibson

                          *                            Director                        March 13, 2002
     -------------------------------------------
                     Ian K. Snow

                          *                            Director                        March 13, 2002
     -------------------------------------------
                    John M. Roth

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                          *                            Director                        March 13, 2002
     -------------------------------------------
                  Ben David McDavid

                        * By:
                /s/ KENNETH B. GILMAN
     -------------------------------------------
                  Kenneth B. Gilman
            Attorney-in-Fact for each of
                the persons indicated